

**2025 Annual Report**

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from \_\_\_\_ to \_\_\_\_

**Commission File No. 000-25826**

# HARMONIC INC.

**(Exact name of registrant as specified in its charter)**

| **Delaware** | **77-0201147** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**2590 Orchard Parkway**
**San Jose, CA 95131**
**(408) 542-2500**

**(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)**

**Securities registered pursuant to section 12(b) of the Act:**

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $0.001 per share | HLIT | The Nasdaq Global Select Market |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☐ **No** ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. **Yes** ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| **Large accelerated filer** | ☒ | **Accelerated filer** | ☐ |
| **Non-accelerated filer** | ☐ | **Smaller reporting company** | ☐ |
| **Emerging growth company** | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes** ☐ **No** ☒

Based on the reported closing sale price of the Common Stock on The Nasdaq Global Select Market on June 27, 2025, the aggregate market value of the voting Common Stock held by non-affiliates of the registrant was approximately $654.6 million.

Shares of Common Stock held by each executive officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 19, 2026, there were 110,242,356 shares of the Registrant's Common Stock, $0.001 par value, outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Proxy Statement for the Registrant's 2026 Annual Meeting of Stockholders (which will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2025) are incorporated by reference in Part III of this Annual Report on Form 10-K.

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# HARMONIC INC.

# FORM 10-K

# TABLE OF CONTENTS

## Forward Looking Statements

The terms "Harmonic," "Company," "we," "us," "its," and "our," as used in this Annual Report on Form 10-K, refer to Harmonic Inc. and its subsidiaries and its predecessors as a combined entity, except where the context requires otherwise.

Some of the statements contained in this Annual Report on Form 10-K are forward-looking statements that involve risk and uncertainties. The statements contained in this Annual Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Acts"), and Section-21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future. In some cases, you can identify forward-looking statements by terminology such as, "may," "will," "should," "expects," "plans," "anticipates," "could," "believes," "intends," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements regarding:

- developing trends and demands in the markets we address, particularly emerging markets;

- macroeconomic conditions, including inflation, changes in interest rates, volatility and uncertainty in the banking and financial services sector, supply chain disruptions, tariffs, government shutdowns, and volatile capital markets and foreign currency fluctuations, particularly in certain geographies;

- the impact of geopolitical events, including the Middle East and Russia-Ukraine conflicts and risks of escalation and broader regional conflicts, and tensions between China and Taiwan and China and the United States, on our business and the markets in which we operate;

- new and future products and services;

- spending of our customers;

- our strategic direction, future business plans and growth strategy;

- industry and customer consolidation;

- expected demand for and benefits of our products and services;

- concentration of revenue sources;

- expectations regarding our Broadband solutions;

- potential future acquisitions and dispositions;

- anticipated results of potential or actual litigation;

- our competitive environment;

- the impact of our restructuring plans;

- the impact of governmental regulations, including with respect to tariffs and economic sanctions;

- the impact of U.S. and foreign withholding taxes on our ability to repatriate funds held outside the United States;

- anticipated revenue and expenses, including the sources of such revenue and expenses;

- expected impacts of changes in accounting rules;

- expectations regarding the usability of our inventory and the risk that inventory will exceed forecasted demand;

- expectations and estimates related to goodwill and its associated carrying value;

- use of cash, cash needs and ability to raise capital, including repurchasing our common stock; and

- expectations regarding the sale of our Video business and the intended benefits of the disposition.

These statements are subject to known and unknown risks, uncertainties and other factors, any of which may cause our actual results to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results to differ from expectations include those discussed in "Risk Factors" in this Annual Report on Form 10-K. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us on the date thereof, and we assume no obligation to update any such forward-looking statements.

**Risk Factor Summary**

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors," together with the other information in this Annual Report on Form 10-K. If any of the following risks actually occurs (or if any of those listed elsewhere in this Annual Report on Form 10-K occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.

- We may not achieve the intended benefits of the sale of our Video business;

- We depend on cable and telecommunication industry spending for our revenue and any material decrease or delay in spending in any of these industries would negatively impact our operating results, financial condition and cash flows;

- The loss of one or more of our key customers, a failure to continue diversifying our customer base, or a decrease in the number of larger transactions could harm our business and our operating results;

- We need to develop and introduce new and enhanced products and solutions in a timely manner to meet the needs of our customers and to remain competitive;

- The markets in which we operate are intensely competitive;

- Our future growth depends on a number of broadband industry trends;

- Our software-based broadband product initiatives expose us to certain technology transition risks that may adversely impact our operating results, financial condition and cash flows;

- Our operating results are likely to fluctuate significantly and, as a result, may fail to meet or exceed the expectations of securities analysts or investors, causing our stock price to decline;

- We purchase several key components, subassemblies and modules used in the manufacture or integration of our products from sole or limited sources, and we rely on contract manufacturers and other subcontractors;

- We face risks associated with having employees and operations in Israel and outsourced engineering resources located in Ukraine; and

- If we are unsuccessful at executing our business plan and necessary transition activities following the sale of our Video business, our business and results of operations may be adversely affected and our ability to invest and grow our business could be limited.

**Item 1. *BUSINESS***

**General**

We are a leading global provider of broadband access solutions that enable broadband operators to more efficiently and effectively deploy high-speed internet for data, voice and video services for their customers.

Our Broadband business provides broadband access solutions and related services, including our cOS software-based broadband access solution, to broadband operators globally.

We derived approximately 89% of our revenue from the Americas in 2025. The Europe, Middle East and Africa ("EMEA") and Asia Pacific ("APAC") regions accounted for 9% and 2% of our 2025 revenue, respectively.

Harmonic was initially incorporated in California in June 1988 and was reincorporated in Delaware in May 1995. Our principal executive offices are currently located at 2590 Orchard Parkway, San Jose, California 95131. Our telephone number is (408) 542-2500. Our Internet website is http://www.harmonicinc.com. Other than the information expressly set forth in this Annual Report on Form 10-K, the information contained or referred to on our website is not part of this report.

**Discontinued Operations**

On December 8, 2025, the Company entered into a Put Option Agreement (the "Put Option Agreement") to sell its Video business to Leone Media Inc. (d/b/a MediaKind) (the "Buyer"). Under the Put Option Agreement, the Buyer has irrevocably provided the Company with the right to require the Buyer to purchase the Company's Video business for a purchase price of $145 million in cash (the "Disposition"). The purchase price is subject to a potential adjustment based on the amount, on the date the Disposition is consummated, of net working capital of the Video business, the cash and debt of the entities to be sold in the Disposition, as well as the amount of specified selling expenses. In accordance with the authoritative guidance for discontinued operations (Accounting Standards Codification (ASC) 205-20), the Company determined that the Disposition of the Video business met the held-for-sale and discontinued operations accounting criteria upon execution of the Put Option Agreement. Accordingly, the Company classified the results of the Video Business as discontinued operations in its consolidated statements of operations for all periods presented. Additionally, the related assets and liabilities associated with the Video Business were classified as held-for-sale in the consolidated balance sheet as of December 31, 2025.

Unless otherwise noted, the discussion throughout Part I of this Form 10-K, including the various metrics cited, excludes the Video business and pertains only to our continuing operations. For information on discontinued operations, refer to Note 3 of our consolidated financial statements under the caption "Discontinued Operations."

**Industry Overview and Market Trends**

*Industry Challenges*

Broadband operators continue to face challenges from the rapid growth of demand for broadband bandwidth and increased reliability in their networks, driven primarily by:

- more users with more connected devices and applications;

- bundled digital video, voice and high-speed data services;

- bandwidth-intensive Video-on-demand (VOD) and streaming video services, interactive cloud applications and AI-driven bandwidth usage;

- work-from-home (WFH) and remote education demands for high-quality video conferencing;

- Internet-of-Things (IoT) devices that contribute to continuous data generation and transmission; and

- quality of experience demands for real-time video conferencing, gaming and artificial intelligence (AI) applications.

In addition, the operation of network infrastructure is space, power and personnel intensive. Hardware-centric networks can also be expensive to update or replace. To remain competitive, especially in the face of heightened competition for high-speed data (HSD) subscribers to deliver multi-gigabit and symmetric data rates, broadband operators need to significantly upgrade existing equipment and network technologies.

***Technology Trends***

- *DOCSIS.* We believe the cable industry will continue to deploy the DOCSIS 3.1 standard, which enables high bandwidth data transfer over existing broadband infrastructure, and we expect accelerating adoption and deployment of the next-generation DOCSIS 4.0 standard, which has begun in certain markets.

- *Virtualization.* We believe broadband operators will continue to move toward more software-driven architectures, which is central to our Broadband business and product strategy. Virtualized software solutions that are decoupled from underlying hardware and run on commercial-off-the-shelf (COTS) servers and/or cloud-native architectures allow for significantly increased efficiencies, upgradability, configuration flexibility, service agility and scalability not feasible with hardware-centric approaches. We believe a software-based broadband access solution can significantly reduce broadband operator facility costs, especially costs related to physical space and power consumption, and increase operational efficiency, and that the deployment of these systems will be an important step in broadband operators' transition to all-IP networks.

- *Distributed Access Architecture.* In addition to centralized broadband access solutions, we believe interest in distributed access solutions continues to accelerate, particularly in competitive gigabit service markets where broadband operators are competing with fiber-to-the-home (FTTH) services and are extending fiber networks deeper into their access networks. A distributed access architecture (DAA) coupled with a software-based broadband access solution running on COTS servers at a headend, and the distribution of DAA nodes closer to end users, alleviates the power and space requirements of centralized systems at headend sites due to the fact that the radio frequency (RF) processing is distributed into the field outside of the headend. We believe this distributed architecture will enable service providers to efficiently scale to support data and IP video growth.

- *Multiple Access.* cOS is a software-based solution that runs on COTS servers connected to distributed access nodes. Traditionally, the distributed access nodes deliver service to the subscribers over RF signals with DOCSIS. With cOS, FTTH services over passive optical networks (PON) can be supported with software running on cOS servers and with remote optical line termination (OLT) modules plugged into the DAA nodes. The result is that the cOS solution can support delivering both DOCSIS and PON services to different subscribers, which we believe is another key differentiating competitive advantage for Harmonic. As fiber is pulled deeper into the network, broadband operators will have the infrastructure and technology to deliver both traditional cable services and FTTH. Harmonic offers a range of indoor OLT shelves and hardened outdoor OLT shelves and OLT modules as part of the cOS solution, delivering PON services to telcos. Additionally, our open optical network unit (ONU) approach, which supports a growing list of ONUs, fosters an open ecosystem that benefits telcos.

Our business strategy is focused on providing our customers with software-based access solutions, on a centralized, distributed access or hybrid architecture, to enable and support these technology and industry trends. Our strategy centers on delivering solutions to improve subscriber satisfaction through superior speed, reliability, and quality of experience. Our comprehensive fiber and cable portfolio, combined with an intelligent platform as a service, empowers brand providers worldwide to transform their networks faster and more efficiently while proactively optimizing performance and ensuring excellent subscriber experience.

**Our Products and Solutions**

*Software-Based Broadband Access Solution.* As demand continues to rapidly grow for high-speed broadband services such as streaming, VOD, time-shift TV and cloud DVR, we believe we can help broadband operators take advantage of this opportunity with our cOS software-based broadband access solution, an end-to-end solution consisting of virtualized cloud-native software elements that orchestrate and connect with a variety of Harmonic and third-party indoor and outdoor hardware devices. Harmonic hardware products include our Oyster, Ripple and SeaStar DAA nodes; Reef and Wave PHY shelf products; Pebble Remote PHY Devices (RPDs); and Fin, Pearl and Pier OLT modules and devices.

We believe our cOS solution delivers unprecedented scalability, agility and cost savings, and enables our customers to migrate to multi-gigabit broadband capacity and the fast deployment of DOCSIS and FTTx data, video and voice services. We believe our solution resolves space and power constraints in broadband operator facilities, significantly reduces dependence on hardware upgrade cycles, and reduces total cost of ownership. Our cOS solution can be deployed based on a centralized, distributed access or hybrid architecture.

*cOS Central Cloud Services.* Our cOS Central Cloud Services is a value-add subscription service for cOS customers that bundles three elements: (i) 24x7 technical support, (ii) a dedicated customer success team focused on customer satisfaction and retention, and (iii) a cOS Central SaaS that enhances and simplifies the deployment, monitoring, operation and maintenance of the cOS solution with advanced analytics, management and engagement tools.

***Technical Support and Professional Services***

We provide maintenance and support services to most of our customers under service level agreements that are generally renewed on an annual basis. We also provide consulting, implementation and integration services to our customers worldwide. We draw upon our expertise in communications networking and broadband access technologies to design, integrate and install complete solutions for our customers, including integration with third-party products and services. We offer a broad range of services, including program management, technical design and planning, building and site preparation, integration and equipment installation, end-to-end system testing and comprehensive training.

**Customers**

We sell our products to a variety of cable and telco operators. Set forth below is a representative list of our significant end user and integrator/reseller customers, listed alphabetically, based, in part, on revenue during 2025.

| <u>United States</u> | <u>International</u> |
| --- | --- |
| Astound | America Movil |
| Cable One, Inc. | Cablemas Telecom |
| Charter Communications | DNA OYJ |
| Clarity Telcom | Interactive Digital Technologies Inc. |
| Comcast | Millicom International |
| ePlus | Normann Engineering |
| GCI Communication | Tele2 Sverige AB |
| MediaCom | Telecentro SA |
| Mega Hertz | Telia Norge |
| MidContinent Communications | Vodafone |

Sales to our 10 largest customers in 2025, 2024 and 2023 accounted for approximately 84%, 91% and 90% of our net revenue, respectively. Although we continue to seek to broaden our customer base by penetrating new markets and further expanding internationally, we expect to see continuing industry consolidation and customer concentration.

During the fiscal year ended December 31, 2025, one customer accounted for 54% of our net revenue. During the fiscal year ended December 31, 2024, two of our customers accounted for 57% and 24% of our net revenue, respectively. During the fiscal year ended December 31, 2023, one customer accounted for 64% of our net revenue. The loss of any significant customer, or any material reduction in orders from any significant customer, or our failure to qualify our new products with any significant customer could materially and adversely affect our operating results, financial condition and cash flows. In addition, we are involved in most quarters in one or more relatively large individual transactions. A decrease in the number of relatively larger individual transactions in which we are involved in any quarter could adversely affect our operating results for that quarter.

## Sales and Marketing

In the United States and internationally, we sell our products through our own direct sales force, as well as through independent resellers and systems integrators. Our direct sales team is organized geographically and by major customers and markets to support customer requirements. Our principal sales offices outside of the United States are located in Europe and Asia. Our international resellers are generally responsible for importing our products and providing certain installation, technical support and other services to customers in their territory after receiving training from us.

Our direct sales force and resellers are supported by highly trained technical staff, which includes application engineers who work closely with our customers to develop technical proposals and design systems to optimize system performance and economic benefits for our customers. Our technical support teams provide a customized set of services, as required, for ongoing maintenance, support-on-demand and training for our customers and resellers, both in our facilities and on-site.

Our product management organization develops strategies for product lines and markets and, in conjunction with our sales force, identifies the evolving technical and application needs of customers so that our product development resources can be most effectively and efficiently deployed to meet anticipated product requirements. Each product management organization is also responsible for setting price levels, demand forecasting and general support of the sales force, particularly at major accounts.

Our corporate marketing organization is responsible for building awareness of the Harmonic brand in our markets and driving engagement with our strategies, solutions and products. The group develops our corporate messaging and manages our customer and industry communication channels, including public relations, web and social media, events and trade shows, as well as demand generation marketing campaigns in conjunction with our sales force.

## Manufacturing and Suppliers

We rely on third-party contract manufacturers to assemble our products and the subassemblies and modules for our products. In 2003, we entered into an agreement with Plexus Services Corp. ("Plexus") to act as our primary contract manufacturer. Plexus accounts for the majority of the products we purchase from our contract manufacturers. This agreement has automatic annual renewals, unless prior notice for nonrenewal is given, and has been automatically renewed for a term expiring in October 2026. We do not generally maintain long-term agreements with any of our contract manufacturers beyond Plexus.

Many components, subassemblies and modules necessary for the manufacture or integration of our products are obtained from a sole supplier or a limited group of suppliers. While we expend considerable efforts to qualify additional component sources, consolidation of suppliers in the industry and the small number of viable alternatives have limited the results of these efforts. We do not generally maintain long-term agreements with any of our suppliers.

**Intellectual Property**

As of December 31, 2025, we held 65 issued U.S. patents and seven issued foreign patents and had 39 patent applications pending. Our issued patents are scheduled to expire between 2030 and 2043. Although we attempt to protect our intellectual property rights through patents, trademarks, copyrights, licensing arrangements, maintaining certain technology as trade secrets and other measures, we cannot assure you that any patent, trademark, copyright or other intellectual property rights owned by us will not be invalidated, circumvented or challenged, that such intellectual property rights will provide competitive advantages to us, or that any of our pending or future patent applications will be issued with the claims, or the scope of the claims, sought by us, if at all. We cannot provide assurance that others will not develop technologies that are similar or superior to our technology, duplicate our technology or design around our patents. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in a territory in which we do business or may do business in the future.

We enter into confidentiality or license agreements with our employees, consultants, vendors and customers as needed, and generally limit access to, and distribution of, our proprietary information. However, no assurances can be given that these actions will prevent misappropriation of our technology. In addition, if necessary, we are prepared to take legal action, in the future, to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources, including management time, and could negatively affect our business, operating results, financial position and cash flows.

In order to successfully develop and market our products, we may be required to enter into technology development or licensing agreements with third parties. Although many companies are often willing to enter into such technology development or licensing agreements, we cannot assure you that such agreements can be negotiated on reasonable terms or at all. The failure to enter into technology development or licensing agreements, when necessary, could limit our ability to develop and market new products and could harm our business.

**Backlog**

We schedule production of our products and solutions based upon our backlog, open contracts, informal commitments from customers and sales projections. Our backlog consists of unfilled firm purchase orders and contracts by our customers which have not been completed. Approximately 53% of our backlog and deferred revenue is projected to be converted to revenue within a rolling one-year period. As of December 31, 2025 and 2024, we had backlog, including deferred revenue, of $573.8 million and $332.3 million, respectively. Delivery schedules on such orders may be deferred or canceled for a number of reasons, including reductions in spending by our customers or changes in specific customer requirements. In addition, due to annual budget cycles at many of our customers, the amount of our backlog at any given time is not necessarily indicative of actual revenues for any succeeding period.

**Competition**

The Broadband market in which we operate is extremely competitive and has been characterized by rapid technological change and declining average selling prices in the past. The principal competitive factors in this market include product performance, functionality and features, reliability, pricing, breadth of product offerings, brand recognition and awareness, sales and distribution capabilities, technical operations, support and services, and customer relationships with our customers. We believe that we compete favorably in each of these categories.

Our competitors in our Broadband business include a number of suppliers of networking and communications equipment and solutions to broadband service providers.

**Research and Development**

We have historically devoted a significant amount of our resources to research and development. Research and development expenses in 2025, 2024 and 2023 were approximately $76.3 million, $72.6 million and $69.7 million, respectively. Research and development expenses as a percentage of revenue in 2025, 2024 and 2023 were approximately 21%, 15% and 18%, respectively. Our internal research and development activities are conducted primarily in Israel, France, United States, and India. In addition, a portion of our research and development is conducted through third-party partners with engineering resources in Ukraine and Poland.

Our major research and development efforts are focused on broadband access solutions, particularly the ongoing development of our centralized, distributed and hybrid cOS software-based broadband access solutions and converging fiber and DOCSIS capabilities on our cOS solution platform.

Our success in designing, developing, manufacturing and selling new or enhanced products and solutions will depend on a variety of factors, including the identification of market demand for new products and solutions, product selection, timely product design and development, product performance, effective manufacturing and assembly processes, and sales and marketing. Because of the complexity inherent in such research and development efforts, we cannot assure you that we will successfully develop new products and solutions, or that new products and solutions developed by us will achieve market acceptance. Our failure to successfully develop and introduce new products and solutions would materially and adversely affect our business, operating results, financial condition and cash flows.

**Human Capital Resources**

As of December 31, 2025, we employed a total of 534 full time employees, including 236 in research and development, 62 in sales, 80 in service and support, 45 in operations, 25 in marketing (corporate and product) and 86 in a general and administrative capacity. Of those employees, 195 were located in the United States and Canada, and 339 employees were located outside of North America in 17 countries in Central and South America, the Middle East and Africa, Europe and the Asia Pacific region. From time to time, we also employ a number of temporary employees and consultants on a contract basis. Our employees in France are represented by labor unions and an employee works council. None of our other employees are represented by a labor union with respect to their employment with us. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Competition for qualified personnel in the technology space is intense, and we believe that our future success largely depends upon our continued ability to attract, develop and retain highly skilled individuals across the globe. We believe we offer competitive compensation (including salary, incentive bonus and equity awards) and comprehensive benefits packages in each of our locations around the globe. We aim to create an environment in which our employees can develop and grow, and be recognized for their achievements. We offer training, development and on-demand learning programs to support continuous learning and cultivate talent throughout the company, and promote opportunities for internal mobility and recruitment across functions and geographies. We offer rewards and recognition programs, including spot awards to recognize employee contributions, patent incentive awards, and various functional recognition awards. We regularly conduct employee surveys to gauge employee engagement and satisfaction, and we use the views expressed in the surveys to influence our people strategy and policies.

As a global company, much of our success is rooted in the diversity of our teams and our commitment to inclusion, where all employees are respected regardless of gender, race, color, national origin, ancestry, citizenship, religion, age, physical or mental disability, medical condition, genetic information, pregnancy, sexual orientation, gender identity or gender expression, veteran status, or marital status. We support regional employee-led groups that promote and drive various volunteering initiatives aimed at assisting underrepresented and disadvantaged populations in the communities where we operate. We continue to focus on building a pipeline for talent to create more opportunities for workplace gender and other diversity and to support greater representation within the company.

**Available Information**

Our website is located at www.harmonicinc.com, and our investor relations website is located at investor.harmonicinc.com. Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (the SEC). The SEC also maintains a website that contains our SEC filings at www.sec.gov.

We announce material information to the public about us, our products and services and other matters through a variety of means, including filings with the SEC, press releases, public conference calls, webcasts, and our investor relations web site (investor.harmonicinc.com) in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligations under Regulation FD. Except as expressly set forth in this Annual Report on Form 10-K, the contents of our web site are not incorporated by reference into, or otherwise to be regarded as part of, this report or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

**Item 1A. *RISK FACTORS***

**Risks Related to the Sale of our Video Business**

*If we are unsuccessful in completing the pending sale of our Video business or executing our business plan and necessary transition activities following the sale of our Video business, our business and results of operations may be adversely affected and our ability to invest and grow our business could be limited.*

On December 8, 2025, we entered into the Put Option Agreement to sell our Video business to Leone Media Inc. We face risks related to the Disposition, including the possibility that the Put Option Agreement may be terminated prior to the completion of the Disposition, diversion of management's attention, disruption of our relationships with third parties and employees, and restrictions on our business activities and potential litigation related to the Disposition. We may experience delays in the anticipated timing of activities related to the Disposition, including with respect to the completion of the consultation process with the relevant employee works council in France or other regulatory approvals, and higher than expected or unanticipated execution costs. If we do not succeed in executing the Disposition or if these efforts are more costly or time-consuming than expected, our business and results of operations may be adversely affected, which could limit our ability to invest in and grow our business. Additionally, the risks described elsewhere in this annual report on Form 10-K related to our Video business will continue to impact our business until the completion of the Disposition.

*We may not achieve the intended benefits of the sale of our Video business.*

We may not realize some or all of the anticipated benefits of the sale of our Video business. The constraints on our business imposed by the Disposition, including the resources required to complete the Disposition and the sale of certain assets and revenue streams we have historically used in our business, could have a continuing impact on the execution of our business strategy and our overall operating results.

We may not realize some or all of the anticipated benefits of the Disposition with respect to the anticipated performance in our remaining business segment and the Disposition may adversely affect our business. Our ability to realize the anticipated benefits of the Disposition will depend significantly on our ability to successfully operate, grow and develop the remaining business segment in the absence of our Video business. In addition, some of the anticipated benefits may not occur for a significant time period following the completion of the Disposition. If our strategy is not successful and does not achieve our expectations over the long term, our business and results of operations may be adversely affected and the price of our common stock could decline.

*Our future results of operations will be dependent solely on the operations of the Broadband business and may differ materially from our previous results.*

The Video business generated approximately 37% of our aggregate revenue for fiscal 2025, approximately 28% of our aggregate revenue for fiscal 2024, and approximately 36% of our aggregate revenue for fiscal 2023. Accordingly, our future financial results may differ from our previous results since our future financial results will be dependent solely on our Broadband business. Any downturn in our Broadband business could have a material adverse effect on our future operating results and financial condition and could materially and adversely affect the trading price of our common stock.

**Risks Related to Our Business and Our Industry**

***We depend on cable and telco industry spending for our revenue and any material decrease or delay in spending in any of these industries would negatively impact our operating results, financial condition and cash flows.***

Our revenue has been derived from worldwide sales to broadband service providers. We expect that these markets will provide our revenue for the foreseeable future. Demand for our products and solutions will depend on the magnitude and timing of spending by customers in each of these markets for the purpose of creating, expanding or upgrading their systems. These spending patterns are dependent on a variety of factors, including:

- the impact of general economic conditions, actual and projected, including inflation, changing interest rates, lower consumer confidence, volatile capital markets, supply chain disruptions, changes in tariffs and trade policies, government shutdowns, uncertainty and volatility in the financial services sector and the impact of the Middle East and Russia-Ukraine conflicts, and government and business responses thereto, on the global economy and regional economies;

- access to financing;

- annual budget cycles of customers in each of the industries we serve;

- the impact of industry consolidation;

- customers suspending, reducing or shifting spending in order to transition or adapt to new broadband industry standards and industry trends or technology shifts;

- federal, state, local and foreign government regulation of the broadband industry;

- overall demand for broadband services; and

- competitive pressures, including pricing pressures, and the impact of fluctuations in currency exchange rates, such as the strengthening of the U.S. dollar;

In the past, specific factors contributing to reduced spending have included:

- weak or uncertain economic and financial conditions in the United States or one or more international markets;

- uncertainty related to development of industry technology;

- delays in evaluations of new services, new standards and systems architectures by certain customers;

- a reduction in the amount of capital available to finance projects of our customers and potential customers;

- proposed and completed business combinations and divestitures by our customers and the length of regulatory review of each;

- completion of a new system or significant expansion or upgrade to a system; and

- bankruptcies and financial restructuring of major customers.

In the past, adverse economic conditions in one or more of the geographies in which we offer our products have adversely affected our customers' spending in those geographies and, as a result, our business. During challenging economic times, such as those caused by the Middle East and Russia-Ukraine conflicts, inflation, currency devaluation, and bank insolvencies and related uncertainty and volatility in the financial services sector and in tight credit markets, many customers have delayed and reduced and may continue to delay or reduce capital expenditures. This has resulted and could continue to result in reductions in revenue from our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. If global economic and market conditions, or economic conditions in the United States, Europe or other key markets, remain uncertain or deteriorate, we could experience a material and adverse effect on our business, results of operations, financial condition and cash flows.

In addition, uncertainty regarding the impact of tariffs imposed or threatened by the current U.S. administration, as well as any potential retaliatory measures by impacted trade partners, could adversely impact trade relations, result in higher costs and thereby decrease the purchasing power of our customers, which could delay purchasing decisions, impact payment terms and collections, and create general market instability. Trade protection measures, retaliatory actions, tariffs and increased barriers, policies favoring domestic industries, or increased import or export licensing requirements or restrictions, could have a negative effect on the overall macro economy and our customers, and our ability to sell to certain customers, which could have an adverse impact on our operating results.

Additionally, since most of our international revenue is denominated in U.S. dollars, global economic and market conditions, including those exacerbated by a prolonged government shutdown, may impact currency exchange rates and cause our products to become relatively more expensive to customers in a particular country or region, which could lead to delayed or reduced spending in those countries or regions, thereby negatively impacting our business and financial condition.

In addition, industry consolidation has in the past constrained, and may in the future constrain or delay, spending by our customers. Further, if our product portfolio and product development plans do not position us well to capture an increased portion of the spending of customers in the markets on which we focus, our revenue may decline.

As a result of these various factors and potential issues related to customer spending, we may not be able to maintain or increase our revenue in the future, and our operating results, financial condition and cash flows could be materially and adversely affected.

***The loss of one or more of our key customers, a failure to continue diversifying our customer base, or a decrease in the number of larger transactions could harm our business and our operating results.***

Historically, a significant portion of our revenue has been derived from relatively few customers, due in part to customer consolidation. Sales to our top 10 customers in the fiscal years ended December 31, 2025, 2024 and 2023 accounted for approximately 84%, 91% and 90% of our net revenue, respectively. Although we continue to seek to broaden our customer base by penetrating new markets and further expanding domestically and internationally, we expect to see continuing industry consolidation activity and customer concentration.

During the fiscal year ended December 31, 2025, one customer accounted for 54% of our net revenue. During the fiscal year ended December 31, 2024, two of our customers accounted for 57% and 24% of our net revenue, respectively. During the fiscal year ended December 31, 2023, one customer accounted for 64% of our net revenue. Further consolidation among cable operators and telecommunication companies could lead to additional revenue concentration for us. The loss of any significant customer, or any material reduction in orders from any other significant customer, or our failure to qualify our new products with any significant customer could materially and adversely affect, either long term or in a particular quarter, our operating results, financial condition and cash flows. If our significant customers deploy our solutions slower or at a scale that is lower than we anticipate, our operating results, financial condition and cash flows could be materially and adversely affected.

In addition, in most quarters, we are involved in one or more relatively large individual transactions. A decrease in the number of the relatively larger individual transactions in which we are involved in any quarter could materially and adversely affect the operating results for that quarter for the applicable business unit or the Company as a whole.

As a result of these and other factors, we may be unable to increase our revenues from some or all of the markets we address, or to do so profitably, and any failure to increase revenues and profits from these customers could materially and adversely affect our operating results, financial condition and cash flows.

***We need to develop and introduce new and enhanced products and solutions in a timely manner to meet the needs of our customers and to remain competitive.***

All of the markets we address are characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must continually design, develop, manufacture and sell new or enhanced products and solutions that provide increasingly higher levels of performance and reliability and meet our customers' changing needs. However, we may not be successful in those efforts if, among other things, our products and solutions:

- are not cost effective;

- are not brought to market in a timely manner;

- are not in accordance with evolving industry standards;

- fail to meet market acceptance or customer requirements; or

- are ahead of the needs of their markets.

If new standards or some of our new products are adopted later than we predict or not adopted at all, or if adoption occurs earlier than we are able to deliver the applicable products or functionality, we risk spending significant research and development time and dollars on products or features that may never achieve market acceptance or that miss the customer demand window and thus do not produce the revenue that a timely introduction would have likely produced.

If we fail to develop and market new and enhanced products and solutions on a timely basis, our operating results, financial condition and cash flows could be materially and adversely affected.

***The markets in which we operate are intensely competitive.***

The markets for our products are extremely competitive and have been characterized by rapid technological change and declining average sales prices in the past. Our competitors in our Broadband business include a number of suppliers of networking and communications equipment and solutions to broadband service providers. A number of our principal business competitors are substantially larger and/or may have access to greater financial, technical, marketing or other resources than we have.

In addition, some of our larger competitors may have more long-standing and established relationships with certain domestic and foreign customers. Many of these large enterprises are in a better position to withstand any significant reduction in spending by customers in our markets and may be better able to navigate periods of market uncertainty, such as the uncertainty caused by the Middle East and the Russia-Ukraine conflicts and related risks of escalation or broader regional conflicts, bank insolvency and related uncertainty and volatility in the financial services sector and inflation. They often have broader product lines and market focus, and may not be as susceptible to downturns in a particular market. These competitors may also be able to bundle their products together to meet the needs of a particular customer, and may be capable of delivering more complete solutions than we are able to provide. To the extent large enterprises that currently do not compete directly with us choose to enter our markets by acquisition or otherwise, competition would likely intensify.

Further, some of our competitors have offered, and in the future may offer, their products at lower prices than we offer for our competing products or on more attractive financing or payment terms, which has in the past caused, and may in the future cause, us to lose sales opportunities and the resulting revenue or to reduce our prices in response to that competition. Also, some competitors that are smaller than us have engaged in, and may continue to engage in, aggressive price competition in order to gain customer traction and market share. Reductions in prices for any of our products could materially and adversely affect our operating margins and revenue.

If any of our competitors' products or technologies were to become the industry standard, our business could be seriously harmed. If our competitors are successful in bringing their products to market earlier than us, or if these products are more technologically capable than ours, our revenue could be materially and adversely affected.

***Our future growth depends on a number of broadband industry trends.***

Technology, industry and regulatory trends and requirements may affect the growth of our business. These trends and requirements include the following:

- more consumers with more connected devices and applications;

- convergence, whereby network operators bundle video, voice and data services to consumers, including mobile delivery options;

- continued strong consumer demand for bandwidth-intensive video-on-demand and streaming video services, interactive cloud applications and AI-driven bandwidth usage;

- the pace of adoption and deployment of high-bandwidth technology, such as DOCSIS 3.x, DOCSIS 4.0, next generation LTE and FTTP, along with virtualized broadband access solutions and distributed multiple access architectures;

- efforts by regulators and governments in the United States and internationally to encourage the adoption of broadband and digital technologies, including 5G broadband networks, as well as to regulate broadband access and delivery;

- the need to develop partnerships with other companies involved in broadband services and infrastructure workflow; and

- the extent and nature of regulatory attitudes towards issues such as network neutrality, competition between operators, access by third parties to networks of other operators, local franchising requirements for telcos to offer video, and other new services, such as mobile video

If we fail to recognize and respond to these trends, by timely developing products, features and services required by these trends, we are likely to lose revenue opportunities and our operating results, financial condition and cash flows could be materially and adversely affected.

***Our software-based broadband access product initiatives expose us to certain technology transition risks that may adversely impact our operating results, financial condition and cash flows***.

We believe our cOS software-based broadband access solutions, supporting centralized, DAA or hybrid configurations, will continue to significantly reduce broadband operator headend costs and increase operational efficiency, and are an important step in operators' transition to all-IP networks. If we are unsuccessful in continuing to innovate, develop, and deploy our broadband access solutions in a timely manner, or are otherwise delayed in making our solutions available to our customers, our business may be adversely impacted, particularly if our competitors develop and market similar or superior products and solutions.

We believe our software-based broadband access solutions will continue to replace and make obsolete current CMTS solutions, which is a market our products have historically not addressed, as well as cable edge-QAM products. If demand for our software-based broadband access solutions is weaker than expected, our near and long-term operating results, financial condition and cash flows could be adversely impacted. Moreover, if competitors adapt new broadband industry technology standards into competing broadband access solutions faster than we do, or if they promulgate a new or competitive architecture for next-generation broadband access solutions that renders our cOS solution obsolete, our business may be adversely impacted.

The sales cycle for our cOS solutions tends to be long. For broadband operators, upgrading or expanding network infrastructure is complex and expensive, and investing in a cOS solution is a significant strategic decision that may require considerable time to evaluate, test and qualify. Potential customers need to ensure our cOS solution will interoperate with the various components of its existing network infrastructure, including third-party equipment, servers and software. In addition, since we are a relatively new entrant into the broadband access market, we need to demonstrate significant performance, functionality and/or cost advantages with our cOS solutions that outweigh customer switching costs. If sales cycles are significantly longer than anticipated or we are otherwise unsuccessful in growing our cOS sales, our operating results, financial condition and cash flows could be materially and adversely affected.

***Our operating results are likely to fluctuate significantly and, as a result, may fail to meet or exceed the expectations of securities analysts or investors, causing our stock price to decline.***

Our operating results have fluctuated in the past and are likely to continue to fluctuate in the future, on an annual and a quarterly basis, as a result of several factors, many of which are outside of our control. Some of the factors that may cause these fluctuations include:

- the level and timing of spending of our customers in the United States, Europe and in other markets;

- economic and financial conditions specific to each of the cable and telecommunication industries; general economic and financial market conditions, including impacts from the Middle East and Russia-Ukraine conflicts and related risks of escalation or broader regional conflicts, tensions between China and Taiwan and China and the United States; changes in tariffs and trade policies; bank insolvencies and related uncertainty and volatility in the financial services sector; inflation; and government and business responses thereto as well as related supply chain and labor shortage issues;

- changes in market acceptance of and demand for our products or our customers' services or products;

- the timing and amount of orders, especially from large individual transactions and transactions with our significant customers;

- the mix of our products sold and the effect it has on gross margins;

- the timing of revenue recognition, including revenue recognition on sales arrangements and from transactions with significant service and support components, which may span several quarters;

- the timing of completion of our customers' projects;

- the length of each customer product upgrade cycle and the volume of purchases during the cycle;

- competitive market conditions, including pricing actions by our competitors;

- the level and mix of our domestic and international revenue;

- new product introductions by our competitors or by us;

- uncertainty in the European Union due to unrest or violence in Ukraine that the ongoing military conflict with the Russian Federation has caused, which could adversely affect our results, financial condition and prospects;

- uncertainty in the Middle East due to the latest developments in the conflicts in the region and the risk of escalation and broader conflict in the Middle East, which could also adversely affect our results, financial condition and prospects;

- changes in domestic and international regulatory environments affecting our business;

- the evaluation of new services, new standards and system architectures by our customers;

- the cost and timely availability to us of components, subassemblies and modules;

- the mix of our customer base, by industry and size, and sales channels;

- changes in our operating and extraordinary expenses;

- the timing of acquisitions and dispositions by us and the financial impact of such transactions;

- impairment of our goodwill;

- the impact of litigation, such as related litigation expenses and settlement costs;

- write-downs of inventory and investments;

- changes in our effective federal tax rate, including as a result of changes in our valuation allowance against our deferred tax assets, and changes in our effective state tax rates, including as a result of apportionment;

- changes to tax rules related to the deferral of foreign earnings and compliance with foreign tax rules;

- the impact of applicable accounting guidance on accounting for uncertainty in income taxes that requires us to establish reserves for uncertain tax positions and accrue potential tax penalties and interest; and

- the impact of applicable accounting guidance on business combinations that requires us to record charges for certain acquisition related costs and expenses and generally to expense restructuring costs associated with a business combination subsequent to the acquisition date.

The timing of deployment of our products by our customers can be subject to a number of other risks, including the availability of skilled engineering and technical personnel, and the availability of third-party equipment and services.

We often recognize a substantial portion of our quarterly revenue in the last month of the quarter. We establish our expenditure levels for product development and other operating expenses based on projected revenue levels for a specified period, and expenses are relatively fixed in the short term. Accordingly, even small variations in the timing of revenue, particularly from relatively large individual transactions, can cause significant fluctuations in operating results in a particular quarter.

As a result of these factors and other factors, our operating results in one or more future periods may fail to meet or exceed the expectations of securities analysts or investors. In that event, the trading price of our common stock would likely decline.

***We purchase several key components, subassemblies and modules used in the manufacture or integration of our products from sole or limited sources, and we rely on contract manufacturers and other subcontractors. Our components may be subject to price fluctuations, shortages or interruptions of supply, including as a result of geopolitical instability and the use and evolution of AI.***

Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on contractors for manufacturing and installation of our products, involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies or modules; reduced control over costs, quality and timely delivery of components, subassemblies or modules; supplier discontinuation of components, subassemblies or modules we require; and timely installation of products.

In addition, our financial results may be impacted by tariffs imposed by the United States on goods from other countries and tariffs imposed by other countries on U.S. goods. Plexus Services Corp. ("Plexus"), which manufactures our products at its facilities in Malaysia, currently serves as our primary contract manufacturer, and currently accounts for a majority, by dollar amount, of the products that we purchase from our contract manufacturers. Since February 2025, the U.S. government has and may continue to impose tariffs on countries globally. We are closely monitoring U.S. tariff policies, and retaliatory tariffs and actions from U.S. trading partners, which could have an adverse impact on our business and financial results. The full impact of these tariff measures on our business is uncertain. Further U.S. government investigations are currently underway that may result in new tariffs on certain products, including semiconductors, computers, and other products derivative of critical minerals.

There can be no assurances that these disruptions will not continue or increase in the future, including with respect to countries with which we do business. The degree to which these changes in the global marketplace affect our financial results will be influenced by the specific details of the changes in trade policies, their timing and duration, and our effectiveness in deploying strategies to address these issues. During the fiscal year 2025, we experienced a moderate increase in tariff-related costs due to U.S. tariff policies. Further increases in or expansion of tariffs on products or components that we import, including those obtained from a sole supplier or a limited group of suppliers, or our contract manufacturers, that we are unable to mitigate through our sourcing and supply chain optimization strategies could result in additional increased costs, reduced revenues and/or the need to raise prices, any of which could have an adverse effect on our business, financial condition and operating results.

These risks could be heightened during a substantial economic slowdown, which may be caused or exacerbated by the above-noted changes in the tariff and trade policies of the United States or its trading partners, because our suppliers and subcontractors are more likely to experience adverse changes in their financial condition and operations during such a period. Further, these risks could materially and adversely affect our business if one of our sole sources, or a sole source of one of our suppliers or contract manufacturers, is adversely affected by a natural disaster, public health crises, political crises, or other unforeseen events. These risks could also be heightened by geopolitical factors. For example, a number of the components we use in our products are sourced through Taiwan. Deterioration of relations between Taiwan and China and the United States, the resulting actions taken by any of these parties, and other factors affecting the political or economic conditions of Taiwan in the future, could adversely impact our supply chain, international sales and operations. While we expend resources to qualify additional component sources, consolidation of suppliers and the small number of viable alternatives have limited the results of these efforts. Managing our supplier and contractor relationships is particularly difficult during time periods in which we introduce new products and during time periods in which demand for our products is increasing, especially if demand increases more quickly than we expect.

From time to time, we assess our relationship with our contract manufacturers, and we do not generally maintain long-term agreements with any of our suppliers or contract manufacturers. Our agreement with Plexus has automatic annual renewals, unless prior notice is given by either party, and has been automatically renewed for a term expiring in October 2026.

Moreover, our products that use components may experience price fluctuations, shortages, or interruptions of supply. Geopolitical instability and the global use and evolution of AI has at times contributed to a reduction of components for our products, which may in turn increase costs, extend manufacturing lead times, and make it difficult for us to accurately project component demand and anticipate our needs. As AI-driven demand for chips and other components increases, the price of components may increase, or the components may not be available at all, and we may not be able to secure an adequate supply of components at reasonable prices or of acceptable quality to build and deliver products in a timely manner in the qualities needed. We may not be able to diversify our component parts in a timely manner, which could harm our ability to produce or timely deliver our products to customers, impacting future sales. As a result, we may lose sales and experience increased component costs, which in turn may cause our revenue and gross margins to suffer.

Difficulties in managing relationships with any of our current contract manufacturers, particularly Plexus, that manufacture our products off-shore, or any of our suppliers of key components, subassemblies and modules used in our products, could impede our ability to meet our customers' requirements and adversely affect our operating results. An inability to obtain adequate and timely deliveries of our products or any components or materials used in our products, or the inability of any of our contract manufacturers to scale their production to meet demand, or any other circumstance that would require us to seek alternative sources of supply, would negatively affect our ability to ship our products on a timely basis, which could damage relationships with current and prospective customers and harm our business and materially and adversely affect our revenue and other operating results. Furthermore, if we fail to meet customers' supply expectations, our revenue would be adversely affected and we may lose sales opportunities, both short and long term, which could materially and adversely affect our business and our operating results, financial condition and cash flows. Increases, from time to time, in demand on our suppliers and subcontractors from our customers or from other parties have, on occasion, caused delays in the availability of certain components and products. In response, we may increase our inventories of certain components and products and expedite shipments of our products when necessary. These actions could increase our costs and could also increase our risk of holding obsolete or excess inventory, which, despite our use of a demand order fulfillment model, could materially and adversely affect our business, operating results, financial condition and cash flows.


**Operational Risks**


***We face risks associated with having facilities and employees located in Israel.***

As of December 31, 2025, we maintained facilities in Israel with a total of 200 employees, or approximately 37% of our worldwide workforce. Our employees in Israel engage in a number of activities, including research and development, product development, product management, supply chain management for certain product lines and sales activities.

As such, we are directly affected by the political, economic and military conditions affecting Israel, such as the ongoing conflict in the Middle East and the risk of escalation and broader conflict in the region. Any significant conflict involving Israel could have a direct effect on our business, in the form of physical damage to our facilities or injury to personnel, restrictions from traveling or reluctance to travel to, from, or within Israel by our Israeli and other employees or those of our subcontractors, or the loss of Israeli employees to active military duty. Most of our employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces. In 2025, approximately 10% of our employees in Israel were called for military duty in connection with the current conflict in the Middle East, and in the event that more of our employees are called to active duty, certain of our research and development, product development and testing and other activities may be significantly delayed and adversely affected. Further, the interruption or curtailment of supply chains or trade between Israel and its trading partners, as a result of terrorist attacks or hostilities, conflicts between Israel and any other Middle Eastern country or organization, or any other cause, could significantly harm our business. Additionally, current or future tensions or conflicts in the Middle East, could materially and adversely affect our business, operating results, financial condition and cash flows.

### *We face risks associated with having outsourced engineering resources located in Ukraine.*

We outsource a portion of our research and development and product support activities to our third-party partner, GlobalLogic, a Hitachi group company. Through GlobalLogic, we have a significant number of engineering resources located in Kyiv, Ukraine. Political, social and economic instability and unrest or violence in Ukraine from the ongoing military conflict with the Russian Federation have caused, and may continue to cause, disruptions to the business and operations of GlobalLogic, which could slow or delay the development work our outsourced engineering teams are undertaking for us. Any escalation of political tensions, military activity, instability, unrest or conflict could disrupt or prevent the work of our outsourced engineering teams; limit or prevent our employees from traveling to, from, or within Ukraine to direct and coordinate our outsourced engineering teams; or cause us to shift all or portions of the development work occurring in Ukraine, and/or cause GlobalLogic to relocate personnel to other locations or countries pursuant to its business continuity plans. Any resulting delays could negatively impact our product development efforts, operating results and our business. In addition, increased costs associated with managing or relocating our outsourced engineering teams in Ukraine, or engaging with alternative engineering resources outside of Ukraine, could negatively impact our operating results and financial condition.

### *We may not be able to effectively manage our operations.*

As of December 31, 2025, we had 350 employees in our international operations, representing approximately 66% of our worldwide workforce. Our ability to manage our business effectively in the future, including with respect to any future growth, our operation as both a hardware and increasingly software and SaaS-centric business, the integration of any acquisition efforts, and the breadth of our international operations, will require us to train, motivate and manage our employees successfully, to attract and integrate new employees into our overall operations, to retain key employees and to continue to improve and evolve our operational, financial and management systems. There can be no assurance that we will be successful in any of these efforts, and our failure to effectively manage our operations could have a material and adverse effect on our business, operating results, cash flows and financial condition.

***In order to manage our growth, we must be successful in addressing management succession issues and attracting and retaining qualified personnel.***

Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. We must successfully manage transition and replacement issues that may result from the departure or retirement of members of our executive management. Any significant leadership change or senior management transition involves inherent risks and any failure to ensure timely and suitable replacements and smooth transition could hinder our strategic planning, business execution, and future performance. We cannot provide assurances that any current or future changes of management personnel will not cause disruption to operations or customer relationships or a decline in our operating results.

We are also dependent on our ability to retain and motivate our existing highly qualified personnel, in addition to attracting new highly qualified personnel. Competition for qualified management, technical and other personnel is often intense, particularly in Israel where we have significant research and development activities, and we may not be successful in attracting and retaining such personnel. Competitors and others have in the past attempted, and are likely in the future to attempt, to recruit our employees. While our employees are required to sign standard agreements concerning confidentiality, non-solicitation and ownership of inventions, other than in Israel, we generally do not have non-competition agreements with our personnel. The loss of the services of any of our key personnel, the inability to attract or retain highly qualified personnel in the future or delays in hiring such personnel, particularly senior management and engineers and other technical personnel, could negatively affect our business and operating results. Furthermore, a certain portion of our personnel in the United States is comprised of foreign nationals whose ability to work for us depends on obtaining the necessary visas. Our ability to hire and retain foreign nationals in the United States, and their ability to remain and work in the United States, is affected by various laws and regulations, including limitations on the availability of visas. Changes in U.S. laws or regulations affecting the availability of visas have, and may continue to adversely affect, our ability to hire or retain key personnel and as a result may impair our operations.

***Our products include third-party technology and intellectual property, and our inability to acquire new technologies or use third-party technology in the future could harm our business.***

In order to successfully develop and market certain of our planned products, we may be required to enter into technology development or licensing agreements with third parties. Although companies with technology useful to us are often willing to enter into technology development or licensing agreements with respect to such technology, we cannot provide assurances that such agreements may be negotiated on commercially reasonable terms, or at all. The failure to enter, or a delay in entering, into such technology development or licensing agreements, when necessary or desirable, could limit our ability to develop and market new products and could materially and adversely affect our business.

We incorporate certain third-party technologies, including software programs, into our products, and, as noted, intend to utilize additional third-party technologies in the future. In addition, the technologies that we license may not operate properly or as specified, and we may not be able to secure alternatives in a timely manner, either of which could harm our business. We could face delays in product releases until alternative technology can be identified, licensed or developed, and integrated into our products, if we are able to do so at all. These delays, or a failure to secure or develop adequate technology, could materially and adversely affect our business, operating results, financial condition and cash flows.

***Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our business operations, compromising our products and services, damaging our reputation or exposing us to liability.***

Cyber criminals and hackers may attempt to penetrate our network security, or the network security of third parties we work with, including our third-party vendors, service providers, manufacturers, solution providers, partners and consultants, misappropriate our proprietary information or cause business interruptions, or access or misappropriate other sensitive data. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In the past, we and relevant third parties have faced compromises to our network security, though no prior incidents we have identified to date have materially affected our business, results of operations or financial condition. Companies are facing additional attacks as workforces have become more distributed as a result of remote and hybrid working arrangements. Additionally, geopolitical events such as the Middle East and Russia-Ukraine conflicts and heightened tension between Israel and Iran may increase the cybersecurity risks we and the third parties we work with face. Our business operations utilize and rely upon numerous third-party vendors, service providers, manufacturers, solution providers, partners and consultants, and any failure of such third parties' cybersecurity measures could materially and adversely affect or disrupt our business.

While we have invested in and continue to update our network security and cybersecurity infrastructure and systems, if our cybersecurity systems, or the cybersecurity systems of relevant third parties, fail to protect against unauthorized access, sophisticated cyber-attacks, phishing schemes, ransomware and other malicious code, security breaches and incidents, computer viruses, denial-of-service attacks, or disruptions from unauthorized tampering or human error, our ability to conduct our business effectively could be damaged in a number of ways, including:

- our intellectual property and other proprietary data, or financial assets, could be stolen, lost, altered, or otherwise unavailable;

- our ability to manage and conduct our business operations could be seriously disrupted;

- defects and security vulnerabilities could be introduced into our product, software and SaaS offerings, thereby damaging the reputation and perceived reliability and security of our products; and

- confidential or otherwise sensitive information, including personal data of our customers, employees and business partners, could be compromised and lead to unauthorized, unlawful, or accidental access to, or acquisition, use, corruption, loss, destruction, unavailability, alteration or dissemination of, or damage to, such information.

In addition, our systems, and the systems of third parties we work with, are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches and incidents from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, which may compromise our system infrastructure or lead to the loss, destruction, alteration, prevention of access to, disclosure, or dissemination of, or damage or unauthorized access to, our data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information) or data that is processed or maintained on our behalf, or other assets.

Should any of the above events occur, or be perceived to have occurred, our reputation, competitive position and business could be significantly harmed, and we could be subject to claims, demands and litigation from customers, third parties, and other individuals and groups, and investigations or other proceedings by governmental authorities, and may be subject to fines, penalties, damages, and other liabilities. Additionally, we could incur significant costs in order to upgrade our cybersecurity systems and remediate damages and otherwise respond to the incident. Consequently, our business, operating results, financial condition and cash flows could be materially and adversely affected.

We may not have applicable or otherwise adequate insurance to protect us from, or adequately mitigate, liabilities or damages resulting from security breaches or incidents. The successful assertion of one or more large claims against us that exceeds any available insurance coverage that we might have, or results in changes to insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that insurance coverage will be available on acceptable terms or that insurers will not deny coverage as to any future claim.

***Our operating results could be adversely affected by natural disasters affecting us or impacting our third-party manufacturers, suppliers, resellers or customers.***

Our corporate headquarters is located in California, which is prone to earthquakes. In addition, climate change is contributing to an increase in erratic weather patterns globally and intensifying the impact of certain types of catastrophes, such as floods, wildfires and droughts. We have employees, consultants and contractors located in regions and countries around the world. In the event that any of our business, sales or research and development centers or offices in the United States or internationally are adversely affected by an earthquake, flood, wildfire or by any other natural disaster, we may sustain damage to our operations and properties, which could cause a sustained interruption or loss of affected operations, and cause us to suffer significant financial losses.

We rely on third-party contract manufacturers for the production of our products. Any significant disruption in the business or operations of such manufacturers or of their or our suppliers could adversely impact our business. Our principal contract manufacturers and several of their and our suppliers and our resellers have operations in locations that are subject to natural disasters, such as severe weather, tsunamis, floods, fires and earthquakes, which could disrupt their operations and, in turn, our operations.

In addition, if there is a natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses or sustained business interruption, or both, which may materially impair their ability to continue their purchase of products from us. Accordingly, natural disaster in one of the geographies in which we, or our third-party manufacturers, their or our suppliers or our customers, operate could have a material and adverse effect on our business, operating results, cash flows and financial condition.

## Financial, Transactional and Tax Risks

***We may need additional capital in the future and may not be able to secure adequate funds at all or on terms acceptable to us.***

We engage in the design, development and manufacture and sale of a variety broadband access products and system solutions, which has required, and will continue to require, significant research and development expenditures.

We are monitoring and managing our cash position in light of ongoing market conditions due to general economic and market conditions, volatility and uncertainty in the banking and financial services sector, overall fluctuations in U.S. equity markets, the Middle East and Russia-Ukraine conflicts, and related macroeconomic conditions. We believe that our existing cash of approximately $124.1 million as of December 31, 2025 will satisfy our cash requirements for at least the next twelve months. However, we may need to raise additional funds to take advantage of presently unanticipated strategic opportunities, satisfy our other cash requirements from time to time, or strengthen our financial position. Our ability to raise funds may be adversely affected by a number of factors, including factors beyond our control, such as weakness in the economic conditions in markets in which we sell our products, bank failures and continued uncertainty in financial, capital and credit markets. There can be no assurance that equity or debt financing will be available to us on reasonable terms, if at all, when and if it is needed.

We may raise additional financing through public or private equity or convertible debt offerings, debt financings, or corporate partnership or licensing arrangements. To the extent we raise additional capital by issuing equity securities or convertible debt, our stockholders may experience dilution, and any new equity or convertible debt securities we issue could have rights, preferences, and privileges superior to holders of our common stock. Further, volatility in equity capital markets may adversely affect market prices of our common stock. This may materially and adversely affect our ability to raise additional capital through public or private equity offerings. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or products, or grant licenses on terms that are not favorable to us. Our current debt agreements require, and any debt financing that we secure in the future may require us to pledge assets or enter into covenants that could restrict our operations or our ability to incur further indebtedness and our interest obligations with respect to such debt may adversely affect our operating results. Further, high interest rates and tightening credit markets may reduce our access to debt financing, which may adversely affect our future business plans and expected growth and would increase the cost of fixed rate and/or variable rate borrowings, which could reduce our earnings.

If adequate capital is not available, or is not available on reasonable terms, when needed, we may not be able to take advantage of acquisitions or other market opportunities, to timely develop new products, or to otherwise respond to competitive pressures.

***Our Credit Agreement imposes operating and financial restrictions on us.***

On December 21, 2023, we entered into a Credit Agreement, among the Company, certain subsidiaries of the Company from time to time party thereto, the lenders party thereto from time to time and Citibank, N.A., as administrative agent (the "Credit Agreement"). The obligations under the Credit Agreement and the other loan documents are required to be guaranteed by certain of our material subsidiaries and secured by substantially all of the assets of the Company and such subsidiary guarantors. As amended in December 2024, the Credit Agreement provides for a $160.0 million secured revolving loan facility (the "Revolving Facility"), with a $10.0 million sublimit for the issuance of letters of credit, and a $40.0 million secured delayed draw term loan facility (the "Term Facility"). To finance the settlement of the conversions of the 2024 Notes in connection with our delivery of the notice of redemption for such 2024 Notes, we drew down $75.0 million on the Revolving Facility and $40.0 million on the Term Facility, respectively. As of December 31, 2025, we had $82.0 million remaining available for borrowing under the Revolving Facility and no remaining amounts available for borrowing under the Term Facility.

Our Credit Agreement contains covenants that limit our ability and the ability of our subsidiaries to, subject to certain limitations and exceptions:

- grant liens;

- incur debt;

- make acquisitions and other investments;

- undergo certain fundamental changes;

- dispose of assets;

- make certain restricted payments;

- enter into transactions with affiliates; and

- enter into burdensome agreements.

Further, the Credit Agreement contains financial covenants that require compliance with a maximum consolidated net leverage ratio and minimum fixed charge coverage ratio, in each case, determined in accordance with the terms of the Credit Agreement. These covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities or react to market conditions, or otherwise restrict our activities or business plans. In addition, our obligations to repay principal and interest on our indebtedness could make us vulnerable to economic or market downturns.

A breach of any of these covenants could result in an event of default under the Credit Agreement. As of December 31, 2025, we were in compliance with all covenants under the Credit Agreement; however, if an event of default occurs, the lenders may terminate their commitments and accelerate our obligations under the Credit Agreement. We might not be able to repay our debt or borrow sufficient funds to refinance it on terms that are acceptable to us.

***Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.***

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including any amounts borrowed under our Credit Agreement, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on our ability to borrow under the terms of the Credit Agreement, the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, including any outstanding loans under the Credit Agreement.

***Despite our current debt levels, we may still incur substantially more debt or take other actions which would intensify the risks discussed above.***

Despite our current consolidated debt levels, we and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. Such additional indebtedness could have the effect of diminishing our ability to make payments on our debt when due. Our Credit Agreement permits us to incur certain additional indebtedness and grant certain liens on our assets, subject to limitations and requirements as set forth in the Credit Agreement, that could intensify the risks discussed above.

***We have made, and may continue to make, acquisitions, and any acquisition could disrupt our operations, cause dilution to our stockholders and materially and adversely affect our business, operating results, cash flows and financial condition.***

As part of our business strategy, from time to time we have acquired, and we may continue to acquire, businesses, technologies, assets and product lines that we believe complement or expand our existing business. Acquisitions involve numerous risks, including the following:

- unanticipated costs or delays associated with an acquisition;

- difficulties in the assimilation and integration of acquired operations, technologies and/or products;

- potential disruption of our business and the diversion of management's attention from the regular operations of the business during the acquisition process;

- the challenges of managing a larger and more geographically widespread operation and product portfolio after the closing of the acquisition;

- potential adverse effects on new and existing business relationships with suppliers, contract manufacturers, resellers, partners and customers;

- compliance with regulatory requirements, such as local employment regulations and organized labor requirements;

- risks associated with entering markets in which we may have no or limited prior experience;

- the potential loss of key employees of acquired businesses and our own business as a result of integration;

- difficulties in bringing acquired products and businesses into compliance with applicable legal requirements in jurisdictions in which we operate and sell products;

- impact of known potential liabilities or unknown liabilities, including litigation and infringement claims, associated with companies we acquire;

- substantial charges for acquisition costs or for the amortization of certain purchased intangible assets, deferred stock compensation or similar items;

- substantial impairments to goodwill or intangible assets in the event that an acquisition proves to be less valuable than the price we paid for it;

- difficulties in establishing and maintaining uniform financial and other standards, controls, procedures and policies;

- delays in realizing, or failure to realize, the anticipated benefits of an acquisition; and

- the possibility that any acquisition may be viewed negatively by our customers or investors or the financial markets.

Competition within our industry for acquisitions of businesses, technologies, assets and product lines has been, and is likely to continue to be, intense. As such, even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target chooses to be acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we may, in each of those acquisitions:

- issue equity securities which would dilute current stockholders' percentage ownership;

- incur substantial debt to finance the acquisition or assume substantial debt in the acquisition;

- incur significant acquisition-related expenses;

- assume substantial liabilities, contingent or otherwise; or

- expend significant cash.

These financing activities or expenditures could materially and adversely affect our operating results, cash flows and financial condition or the price of our common stock. Alternatively, due to difficulties in the capital or credit markets that may exists at the time, we may be unable to secure capital necessary to complete an acquisition on reasonable terms, or at all. Moreover, even if we were to obtain benefits from acquisitions in the form of increased revenue and earnings per share, there may be a delay between the time the expenses associated with an acquisition are incurred and the time we recognize such benefits.

As of December 31, 2025, we had approximately $60.9 million of goodwill recorded on our balance sheet associated with prior acquisitions. In the event we determine that our goodwill is impaired, we would be required to write down all or a portion of such goodwill, which could result in a material non-cash charge to our results of operations in the period in which such write-down occurs.

If we are unable to successfully address one or more of these risks, our business, operating results, financial condition and cash flows could be materially and adversely affected.

***The nature of our business requires the application of complex revenue and expense recognition rules and the current legislative and regulatory environment affecting generally accepted accounting principles is uncertain. Significant changes in current principles could affect our financial statements going forward and changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and harm our operating results.***

United States generally accepted accounting principles ("U.S. GAAP") are subject to interpretation by the Financial Standards Accounting Board ("FASB"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. We are also subject to evolving rules and regulations of the countries in which we do business. Changes to accounting standards or interpretations thereof may result in different accounting principles under U.S. GAAP that have a significant effect on our reported financial results and require us to incur costs and expenses in order to comply with the updated standards or interpretations.

In addition, we have in the past and may in the future need to modify our customer contracts, accounting systems and processes when we adopt future or proposed changes in accounting principles. The cost and effect of these changes may negatively impact our results of operations during the periods of transition.

***Fluctuations in our future effective tax rates could affect our future operating results, financial condition and cash flows.***

We are required to periodically review our deferred tax assets and determine whether, based on available evidence, a valuation allowance is necessary. The realization of our deferred tax assets, which are predominantly in the United States, is dependent upon the generation of sufficient U.S. and foreign taxable income in the future to offset these assets. Based on our evaluation, we recorded a net decrease in valuation allowance of $0.4 million in 2025 and a net increase of $0.5 million in 2024, respectively, against the net deferred tax assets. In 2023, there was a full release of the valuation allowance against U.S. federal and certain state deferred tax assets due to improved historical earnings and projected earnings. Changes in the amount of the valuation allowance in the U.S. and in foreign jurisdictions could result in a material non-cash expense or benefit in the period in which the valuation allowance is adjusted, and our results of operations could be materially affected.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. In the event we determine that it is appropriate to create a reserve or increase an existing reserve for any such potential liabilities, the amount of the additional reserve will be charged as an expense in the period in which it is determined. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate tax assessment for the applicable period, a further charge to expense in the period such shortfall is determined would result. Either such charge to expense could have a material and adverse effect on our operating results for the applicable period.

Our future effective income tax rates could be adversely affected if tax authorities challenge our international tax structure or if our relative mix of U.S. and international income changes for any reason. Accordingly, there can be no assurance that our effective income tax rate will remain consistent.

***We are subject to taxation-related risks in multiple jurisdictions, and the adoption and interpretation of new tax legislation, tax regulations, tax rulings, or exposure to additional tax liabilities could materially affect our business, financial condition and results of operations.***

Tax laws are regularly re-examined and evaluated globally. New laws and interpretations of the law are considered for financial statement purposes in the quarter or year that they are enacted. Tax authorities are increasingly scrutinizing the tax positions of multinational companies. If U.S. or other foreign tax authorities change applicable tax laws, or if there is a change in interpretation of existing law, our overall liability could increase, and our business, financial condition and results of operations may be harmed.

For example, effective as of January 1, 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures currently and requires such expenditures to be capitalized and amortized ratably over a five-year period for domestic expenditures or a fifteen-year period for foreign expenditures. However, the One Big Beautiful Bill Act of 2025, which was enacted on July 4, 2025, makes a number of changes to U.S. federal income tax law, including permanently suspending the requirement to capitalize and amortize domestic research and development costs and permitting deductions for them on a current basis.

Further, the Inflation Reduction Act of 2022, among other things, imposes a one-percent non-deductible excise tax on certain repurchases of stock that are made by U.S. publicly traded corporations on or after January 1, 2023, which may affect our share repurchase program.

In addition, the Organization for Economic Co-operation and Development (the "OECD"), the European Union, as well as a number of other countries and organizations have recently enacted new laws, and proposed or recommended changes to existing tax laws, that may increase our tax obligations in many countries where we do business or require us to change the manner in which we operate our business. For example, the OECD has introduced a framework to implement a 15% global minimum corporate tax, referred to as Pillar 2, which Member States in the European Union have implemented into national legislation as of the end of 2023 and has been adopted by certain other jurisdictions. However, on June 28, 2025, the G7 released a joint statement that it had reached an understanding with the United States for a side-by-side system based on certain accepted principles, including that U.S.-parented groups, such as ours, would be exempt from certain provisions of Pillar 2. As we expand the scale of our business activities, any changes in U.S. or foreign tax laws that apply to such activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations.

**Legal, Regulatory and Compliance Risks**

*We or our customers may face intellectual property infringement claims from third parties.*

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the telco industry have extensive patent portfolios. Also, patent infringement claims and litigation by entities that purchase or control patents, but do not produce goods or services covered by the claims of such patents (so-called "non-practicing entities" or "NPEs"), have increased rapidly over the last decade or so. From time to time, third parties, including NPEs, have asserted, and may assert in the future, patent, copyright, trademark and other intellectual property rights against us or our customers, and have initiated audits to determine whether we have missed royalty payments for technology that we license. Our suppliers and their customers, including us, may have similar claims asserted against them. A number of third parties, including companies with greater financial and other resources than us, have asserted patent rights to technologies that are important to us.

Any intellectual property litigation, regardless of its outcome, could result in substantial expense and significant diversion of the efforts of our management and technical personnel. An adverse determination in any such proceeding could subject us to significant liabilities and temporary or permanent injunctions and require us to seek licenses from third parties or pay royalties that may be substantial. Furthermore, necessary licenses may not be available on terms satisfactory to us, or at all. An unfavorable outcome on any such litigation matter could require that we pay substantial damages, could require that we pay ongoing royalty payments, or could prohibit us from selling certain of our products. Any such outcome could have a material and adverse effect on our business, operating results, financial condition and cash flows.

Our suppliers and customers may have intellectual property claims relating to our products asserted against them. We have agreed to indemnify some of our suppliers and most of our customers for patent infringement relating to our products. The scope of this indemnity varies, but, in some instances, includes indemnification for damages and expenses (including reasonable attorney's fees) incurred by the supplier or customer in connection with such claims. If a supplier or a customer seeks to enforce a claim for indemnification against us, we could incur significant costs defending such claim, the underlying claim or both. An adverse determination in either such proceeding could subject us to significant liabilities and have a material and adverse effect on our operating results, cash flows and financial condition.

*We may be the subject of litigation which, if adversely determined, could harm our business and operating results.*

We may be subject to claims arising in the normal course of business. The costs of defending any litigation, whether in cash expenses or in management time, could harm our business and materially and adversely affect our operating results and cash flows. An unfavorable outcome on any litigation matter could require that we pay substantial damages, or, in connection with any intellectual property infringement claims, could require that we pay ongoing royalty payments or prohibit us from selling certain of our products. In addition, we may decide to settle any litigation, which could cause us to incur significant settlement costs. A settlement or an unfavorable outcome on any litigation matter could have a material and adverse effect on our business, operating results, financial condition and cash flows.

*Our failure to adequately protect our proprietary rights and data may adversely affect us.*

As of December 31, 2025, we held 65 issued U.S. patents and 7 issued foreign patents, and had 39 patent applications pending. Although we attempt to protect our intellectual property rights through patents, trademarks, copyrights, licensing arrangements, maintaining certain technology as trade secrets and other measures, we can give no assurances that any patent, trademark, copyright or other intellectual property rights owned by us will not be invalidated, circumvented or challenged, that such intellectual property rights will provide competitive advantages to us, or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. We can give no assurances that others will not develop technologies that are similar or superior to our technologies, duplicate our technologies or design around the patents that we own. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries in which we do business or may do business in the future.

We may enter into confidentiality or license agreements with our employees, consultants, and vendors and our customers, as needed, and generally limit access to, and distribution of, our proprietary information. Nevertheless, we cannot provide assurances that the steps taken by us will prevent misappropriation of our technology. In addition, we have taken in the past, and may take in the future, legal action to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and other resources, and could materially and adversely affect our business, operating results, financial condition and cash flows.

*Our use of open source software in some of our products may expose us to certain risks.*

Some of our products contain software modules licensed for use from third-party authors under open source licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and in less time and ultimately could result in a loss of product sales for us.

Although we monitor our use of open source closely, it is possible our past, present or future use of open source has triggered or may trigger the foregoing requirements. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our operating results, financial condition and cash flows.

***We are subject to import and export control and trade and economic sanction laws and regulations that could subject us to liability or impair our ability to compete in international markets.***

Our products are subject to U.S. export control laws, and may be exported outside the United States only with the required export license or through an export license exception, in most cases because we incorporate encryption technology into certain of our products. We are also subject to U.S. trade and economic sanction regulations which include prohibitions on the sale or supply of certain products and services to the embargoed or sanctioned countries, governments, persons and entities of the United States or of countries in which we do business. In addition, various countries regulate the import of certain technology and have enacted laws that could limit our ability to distribute our products, or could limit our customers' ability to implement our products, in those countries. Although we take precautions and have processes in place to prevent our products and services from being provided in violation of such laws, our products have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take.

In March 2020, we received an administrative subpoena from the U.S. Treasury Department's office of Foreign Assets Control ("OFAC") requesting information about certain transactions conducted by the French company Thomson Video Network, which we acquired in early 2016 to augment our Video business, involving Iran. In February 2023, OFAC notified us that it had completed its review of these matters and closed its review with the issuance of a Cautionary Letter. If we are found to have violated U.S. export control or sanctions laws or regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws which could lead to penalties, reputational harm, loss of access to certain markets, or otherwise.

In addition, as discussed in more detail above, we may be affected by heightened or new tariffs that could have a significant adverse impact on our operating results or, if we are able to pass on the related costs in any particular situation, would increase the cost of the related product to our customers. As a result, the future imposition of significant increases in the level of tariffs or the creation of import quotas on our products, or any of the limitations on international sales described above, could have a material adverse effect on our business, operating results, financial condition and cash flows. Further, some of our customers in Europe have been, or are being, audited by local governmental authorities regarding the tariff classifications used for importation of our products. Import duties and tariffs vary by country and a different tariff classification for any of our products may result in higher duties or tariffs, which could have an adverse impact on our operating results and potentially increase the cost of the related products to our customers.

***Our business and industry are subject to various laws and regulations that could adversely affect our business, operating results, cash flows and financial condition.***

Our business and industry are regulated under various federal, state, local and international laws. For example, we are subject to environmental regulations such as the European Union's Waste Electrical and Electronic Equipment and Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment directives and similar legislation enacted in other jurisdictions worldwide. Our failure to comply with these laws could result in our being directly or indirectly liable for costs, fines or penalties and third-party claims, and could jeopardize our ability to conduct business in such regions and countries. We expect that our operations will be affected by other new environmental laws and regulations on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws and regulations, they would likely result in additional costs, and could require that we redesign or change how we manufacture our products, any of which could have a material and adverse effect on our operating results, financial condition and cash flows.

We are subject to the Sarbanes-Oxley Act of 2002 which, among other things, requires an annual review and evaluation of our internal control over financial reporting. If we conclude in future periods that our internal control over financial reporting is not effective or if our independent registered public accounting firm is unable to provide an unqualified attestation as of future year-ends, we may incur substantial additional costs in an effort to correct such problems, and investors may lose confidence in our financial statements, and our stock price may decrease in the short term, until we correct such problems, and perhaps in the long term, as well.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that require us to conduct research, disclose, and report whether or not our products contain certain conflict minerals sourced from the Democratic Republic of Congo or its surrounding countries. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we may incur certain additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free and/or we are unable to alter our products, processes or sources of supply to avoid such materials.

Changes in telco legislation and regulations in the United States and other countries could affect our sales and the revenue we are able to derive from our products. In particular, changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting net neutrality or requiring payment of network access fees, could decrease the demand for our service and increase our cost of doing business. Certain laws intended to prevent network operators from discriminating against the legal traffic that traverse their networks have been implemented in many countries, including across the European Union. In others, the laws may be nascent or non-existent. Furthermore, favorable laws may change, including for example, in the United States where net neutrality regulations were repealed. We cannot predict whether such laws and regulations will be modified, overturned, or vacated. The repeal of the net neutrality rules or other regulations dealing with access by competitors to the networks of incumbent operators could slow or stop infrastructure and services investments or expansion by service providers. Increased regulation of our customers' pricing or service offerings could limit their investments and, consequently, revenue from our products. The impact of new or revised legislation or regulations could have a material adverse effect on our business, operating results, financial condition and cash flows.

We are also subject to laws and regulations relating to privacy, data protection, cyber security, and the collection, use, transfer, and other processing of data. These laws and regulations are subject to frequent modifications and updates and require ongoing supervision. For example, the European Union adopted a General Data Protection Regulation that became effective in May 2018, and has established new, and in some cases more stringent, requirements for data protection in Europe, and which provides for substantial penalties for noncompliance. Additionally, California has the California Consumer Privacy Act ("CCPA"), which went into effect on January 1, 2020. In November 2020, California passed the California Privacy Rights Act ("CPRA"), which went into effect on January 1, 2023. The CPRA amends and augments the CCPA including by expanding individuals' rights and the obligations of businesses that handle personal data. Other legislation relating to these matters, in many cases general legislation similar to the CCPA, has been proposed or adopted in several other states. Aspects of the CCPA, CPRA and these other laws and regulations, as well as their enforcement, remain unclear. The U.S. federal government also is contemplating federal privacy legislation and has adopted regulations regarding certain bulk sensitive personal data transfers.

There are a number of legislative proposals in the United States, at both the federal and state level, and in the European Union and more globally, that could impose new obligations in areas such privacy, data protection, cybersecurity, and data processing. We cannot yet determine the impact that future laws, regulations, and standards may have on our business. For example, the European Union's Data Act ("Data Act") became fully applicable on September 12, 2025. Among other things, the Data Act imposes obligations relating to companies' ability to terminate service agreements. Compliance with the Data Act may require us to adjust contract terms and technical measures for data portability. These changes may impact the duration of customer relationships and result in additional compliance and operational costs, which may affect our business.

The effects and impact of these enacted and proposed laws and regulations relating to privacy, data protection, cybersecurity, and the collection, use, transfer, and other processing of data are potentially significant and may require us to modify our data processing and cybersecurity practices and policies and to incur substantial costs and expenses in efforts to comply. Laws and regulations relating to these matters continue to evolve in various jurisdictions, with existing laws and regulations subject to new and differing interpretations and new laws and regulations being proposed and adopted. It is possible that our practices may be deemed not to comply with legal requirements relating to these matters that apply, or are asserted to apply, to us now or in the future. Our failure or perceived failure to comply with any of the foregoing legal and regulatory requirements, or other actual or asserted obligations relating to privacy, data protection, cybersecurity, or the collection, use, transfer, or other processing of data could result in increased costs for our products, monetary penalties, damage to our reputation, government inquiries, investigations and other legal proceeds, legal claims, demands and litigation and other obligations and liabilities.

***We depend significantly on our international revenue and are subject to the risks associated with international operations, including those of our contract manufacturers and outsourcing partners, which may negatively affect our operating results.***

Revenue derived from customers outside of the United States in the fiscal years ended December 31, 2025, 2024 and 2023 represented approximately 23%, 14% and 21% of our revenue, respectively. Although no assurance can be given with respect to international sales growth in any one or more regions, we expect that international revenue will likely continue to represent, from year to year, a portion of our revenue, and potentially increasing, percentage of our annual revenue for the foreseeable future. Furthermore, the majority of our employees are based in our international offices and locations, and most of our contract manufacturing occurs outside of the United States. In addition, we outsource a portion of our research and development activities to certain third-party partners with development centers located in different countries, particularly Ukraine.

Our international operations, international operations of our contract manufacturers and outsourcing partners, and our efforts to maintain and increase revenue in international markets are subject to a number of risks, which are generally greater with respect to emerging market countries, including the following:

- growth and stability of the economy in one or more international regions, including regional economic impacts of the Middle East and Russia-Ukraine conflicts and potential escalations and broader regional conflicts, and tensions between China and Taiwan and the United States;

- fluctuations in currency exchange rates;

- ability of certain non-U.S. customers to timely make payments in U.S. dollar due to local government currency controls;

- changes in foreign government regulations and telco standards;

- import and export license requirements, tariffs and trade policies, taxes, economic sanctions, contractual limitations and other trade barriers;

- availability of credit, particularly in emerging market countries;

- longer collection periods and greater difficulty in enforcing contracts and collecting accounts receivable, especially from smaller customers and resellers, particularly in emerging market countries;

- compliance with the FCPA, the U.K. Bribery Act and/or similar anti-corruption and anti-bribery laws, particularly in emerging market countries;

- the burden of complying with a wide variety of foreign laws, regulations, treaties and technical standards;

- fulfilling "country of origin" requirements for our products for certain customers;

- difficulty in staffing and managing foreign operations;

- business and operational disruptions or delays caused by political, social and/or economic instability and unrest (e.g., Ukraine and Israel), including risks related to terrorist activity, particularly in emerging market countries;

- changes in economic policies by foreign governments, including the imposition and potential continued expansion of economic sanctions by the United States and the European Union on the Russian Federation;

- changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers, including those between the United States and China;

- any negative economic impacts resulting from the political environment in the United States or the United Kingdoms' exit from the European Union; and

- business and economic disruptions and delays caused by outbreaks of disease, epidemics and potential pandemics.

We have certain international customers who are billed in their local currency, primarily the Euro, which subjects us to foreign currency risk. In addition, a portion of our operating expenses relating to the cost of certain international employees, are denominated in foreign currencies, primarily the Israeli shekel, Euro, and Indian rupee. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our operating results. Furthermore, payment cycles for international customers are typically longer than those for customers in the United States. Unpredictable payment cycles could cause us to fail to meet or exceed the expectations of security analysts and investors for any given period.

Most of our international revenue is denominated in U.S. dollars, and fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country or region, leading to a reduction in revenue or profitability from sales in that country or region. The potential negative impact of a strong U.S. dollar on our business may be exacerbated by the significant devaluation of a number of foreign currencies. Also, if the U.S. dollar were to weaken against many foreign currencies, there can be no assurance that a weaker dollar would lead to growth in customer spending in foreign markets.

Our operations outside the United States also require us to comply with a number of U.S. and international regulations that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for corrupt purposes. For example, our operations in countries outside the United States are subject to the FCPA and similar laws, including the U.K. Bribery Act. Our activities in certain emerging countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or channel partners that could be in violation of various anti-corruption laws, even though these parties may not be under our control. Under the FCPA and U.K. Bribery Act, companies may be held liable for the corrupt actions taken by their directors, officers, employees, channel partners, sales agents, consultants, or other strategic or local partners or representatives. We have internal control policies and procedures with respect to FCPA compliance, have implemented FCPA training and compliance programs for our employees, and include in our agreements with resellers a requirement that those parties comply with the FCPA. However, we cannot provide assurances that our policies, procedures and programs will prevent violations of the FCPA or similar laws by our employees or agents, particularly in emerging market countries, and as we expand our international operations. Any such violation, even if prohibited by our policies, could result in criminal or civil sanctions against us.

The effect of one or more of these international risks could have a material and adverse effect on our business, financial condition, operating results and cash flows.

**Risks Related to Ownership of Our Common Stock**

*Some anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.*

We have provisions in our certificate of incorporation and bylaws that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board. These include provisions:

- authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- limiting the ability of our stockholders to call, and bring business before, special meetings;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board;

- controlling the procedures for conducting and scheduling of Board and stockholder meetings; and

- providing our Board with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions could delay hostile takeovers, changes in control of the Company or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

*Our common stock price may be extremely volatile, and the value of an investment in our stock may decline.*

Our common stock price has been highly volatile. We expect that this volatility will continue in the future due to factors such as:

- general market and economic conditions, including inflation, interest rates, volatile capital markets, uncertainty and volatility in the financial services sector, the Middle East and Russia-Ukraine conflicts and potential escalations and broader regional conflicts, and rising tensions between China and Taiwan and the United States;

- actual or anticipated variations in operating results;

- increases or decreases in the general stock market or to the stock prices of technology companies;

- announcements of technological innovations, new products or new services by us or by our competitors or customers;

- changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

- announcements by us or our competitors of significant acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

- announcements by our customers regarding end user market conditions and the status of existing and future infrastructure network deployments;

- additions or departures of key personnel; and

- future equity or debt offerings or our announcements of these offerings.

In addition, in recent years, the stock market in general, and The Nasdaq Global Select Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations have in the past, and may in the future, materially and adversely affect our stock price, regardless of our operating results. In these circumstances, investors may be unable to sell their shares of our common stock at or above their purchase price over the short term, or at all.

***We cannot guarantee that our stock repurchase program will be fully implemented or that it will enhance long-term stockholder value.***

In February 2025, our Board of Directors terminated our existing $100 million stock repurchase program and approved a new stock repurchase program for the repurchase of up to $200 million of the outstanding shares of common stock. The repurchase program expires in February 2028 and we are not obligated to repurchase a specified number or dollar value of shares. Share repurchases will be made from time to time in open market purchases and 10b5-1 trading plans, as permitted by securities laws and other legal requirements. Any share repurchases remain subject to the circumstances in place at that time, including prevailing market prices. As a result, there can be no guarantee around the timing or volume of our share repurchases. The stock repurchase program could affect the price of our common stock, increase volatility and diminish our cash reserves. Our repurchase program may be suspended or terminated at any time and, even if fully implemented, may not enhance long-term stockholder value.

***Our stock price may decline if additional shares are sold in the market or if analysts drop coverage of or downgrade our stock.***

Future sales of substantial amounts of shares of our common stock by our existing stockholders in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline. In addition, we issue additional shares upon exercise of stock options, including under our 2002 ESPP, and in connection with grants of restricted stock units on an ongoing basis. Increased sales of our common stock in the market after exercise of outstanding stock options or grants of restricted stock units could exert downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

The trading market for our common stock relies in part on the availability of research and reports that third-party industry or securities analysts publish about us and our business. If we do not maintain adequate research coverage or if one or more of the analysts who do cover us downgrade our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts cease coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause the liquidity of our stock and our stock price to decline.

## Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

## Item 1C. *CYBER SECURITY*

### Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic and ad-hoc risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. We also regularly monitor the effectiveness of our safeguards. We devote significant resources and designate high-level personnel, including our Chief Information Security Officer ("CISO"), who reports to our Chief Financial Officer ("CFO"), to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with human resources, IT, and management. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

We engage auditors and other third parties in connection with our risk assessment processes. These service providers assist us to monitor, enhance and test our safeguards.

We require key third-party service providers to certify that such providers have the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of their security measures that may affect our company.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K, including the risk factors entitled "Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our business operations, compromising our products and services, damaging our reputation or exposing us to liability".

**Governance**

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through the audit committee.

Our CISO is responsible for assessing and managing our material risks from cybersecurity threats, in close coordination with the senior executive leaders of our business.

Our CISO oversees our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above, in close coordination with the senior executive leaders of our business. The processes by which our CISO is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents includes the following: regular reports from the Company's 24/7 cybersecurity operations center monitoring systems and established incident reporting and escalation from the executive leaders of our corporate information technology function and operational business leaders.

Our CISO provides briefings to the audit committee throughout the year regarding our company's cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like. Our audit committee provides regular updates to the board of directors on such reports. In addition, our CISO provides annual briefings to the board of directors on cybersecurity risks and activities. Our board may also be notified and engaged as part of the Company's cybersecurity incident response plans, depending on the significance of an incident.

The CISO's responsibilities include the Company's cybersecurity efforts and policies, and he reports directly to our CFO. Our CISO previously served in relevant leadership positions at other large public companies and brings to the role a wealth of information security and information technology knowledge and experience.

**Item 2. *PROPERTIES***

All of our facilities are leased, including our principal operations and corporate headquarters in San Jose, California. We have research and development centers in the United States, Israel, France and India. We have sales and service offices primarily in the United States and various locations in Europe and Asia. Our leases, which expire at various dates through September 2032, are for an aggregate of approximately 274,956 square feet of space. We believe that the facilities that we currently occupy are adequate for our current needs and that suitable additional space will be available, as needed, to accommodate the presently foreseeable expansion of our operations.

**Item 3. *LEGAL PROCEEDINGS***

This information set forth under Note 15, "Legal Proceedings", included in Part II, Item 8 of this Annual Report on Form 10-K, is incorporated herein by reference. For an additional discussion of certain risks associated with legal proceedings, refer to "Risk Factors" above.

**Item 4. *MINE SAFETY DISCLOSURE***

Not applicable.

**Item 5.** *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

**Market Information of our Common Stock**

Our common stock is traded on The Nasdaq Global Select Market under the symbol HLIT, and has been listed on Nasdaq since our initial public offering in 1995.

**Holders**

As of February 19, 2026, there were approximately 234 holders of record of our common stock.

**Dividend Policy**

We have never declared or paid any dividends on our capital stock. At this time, we expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

**Unregistered Sales of Equity Securities**

There were no unregistered sales of equity securities during the year ended December 31, 2025.

**Issuer Purchases of Equity Securities**

*Common Stock Repurchases.*

The Company is authorized to repurchase, from time-to-time, shares of its outstanding common stock through open market purchases and 10b5-1 trading plans, in accordance with applicable rules and regulations, at such time and such prices as management may decide. The program does not obligate the Company to repurchase any specific number of shares and may be discontinued at any time. The actual timing and amount of repurchases are subject to business and market conditions, corporate and regulatory requirements, stock price, acquisition opportunities and other factors. As of December 31, 2025, approximately $121.0 million of the share repurchase authorization remained available.

During the year ended December 31, 2025, the company repurchased and retired approximately 8.1 million shares of the Company's common stock for an aggregate amount of $79.0 million.

The following table summarizes the repurchase activities for the three months ended December 31, 2025.

| | Total Number of Shares Purchased | Average Price Paid per Share [1] | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Plan or Program (in millions) |
|---|---|---|---|---|
| September 27, 2025 - October 24, 2025 | — | n/a | — | $ 134.2 |
| October 25, 2025 - November 21, 2025 | — | n/a | — | $ 134.2 |
| November 22, 2025 - December 31, 2025 | 1,259,400 | $ 10.54 | 1,259,400 | $ 121.0 |
| Total | 1,259,400 | | 1,259,400 | |

(1) Average price paid per share in the period includes commission. In February 2022, the Board of Directors authorized the Company to repurchase up to $100 million of the Company's outstanding shares of common stock through February 2025. This authorization was terminated by the Board of Directors in February 2025 with $35.2 million of repurchases effectuated. In connection with the termination of the existing program, the Board of Directors authorized a new repurchase program for the Company to repurchase up to $200 million of the Company's outstanding shares of common stock through February 2028.

During the quarter ended December 31, 2025, we paid approximately $0.6 million in employee withholding taxes due upon the vesting of net settled equity awards. We withheld approximately 59,185 shares of common stock from employees in connection with such net share settlement at an average price of $9.62 per share. These shares may be deemed to be "issuer purchases" of shares.

**Stock Performance Graph**

Set forth below is a line graph comparing the annual percentage change in the cumulative return to the stockholders of our common stock with the cumulative return of the Nasdaq Telecommunications Index and of the Standard & Poor's (S&P) 500 Index for the period commencing December 31, 2020 and ending on December 31, 2025. The graph assumes that $100 was invested in each of the Company's common stock, the S&P 500 and the Nasdaq Telecommunications Index on December 31, 2020, and assumes the reinvestment of dividends, if any. The comparisons shown in the graph below are based upon historical data. Harmonic cautions that the stock price performance shown in the graph below is not indicative of, nor intended to forecast, the potential future performance of the Company's common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Harmonic Inc., the S&P 500 Index
and the NASDAQ Telecommunications Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.

| | 12/20 | 12/21 | 12/22 | 12/23 | 12/24 | 12/25 |
|---|---|---|---|---|---|---|
| Harmonic Inc. | $ 100.00 | $ 159.13 | $ 177.27 | $ 176.45 | $ 179.03 | $ 133.83 |
| S&P 500 | $ 100.00 | $ 128.71 | $ 105.40 | $ 133.10 | $ 166.40 | $ 196.16 |
| The Nasdaq Telecom | $ 100.00 | $ 102.14 | $ 74.69 | $ 82.63 | $ 93.76 | $ 107.59 |

*The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material," "filed" or incorporated by reference in previous or future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Harmonic specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.*

**Item 6.** *[RESERVED]*

**Item 7.** *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

*You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included in this Annual Report on Form 10-K. This discussion contains forward-looking statements that based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors, including, but are not limited to, those discussed below and those listed under Item 1A, Risks Factors.*

## OVERVIEW

We are a leading global provider of broadband solutions that enable broadband operators to more efficiently and effectively deploy high-speed internet, for data, voice and video services for their customers.

We classify our total revenue in two categories, "Appliance and integration" and "SaaS and service." The "Appliance and integration" revenue category includes hardware, licenses and professional services and is reflective of non-recurring revenue, while the "SaaS and service" category includes usage fees for our SaaS platform and support service revenue and reflects our recurring revenue stream.

We conduct business in three geographic regions—the Americas, Europe, the Middle East, and Africa ("EMEA"), and Asia-Pacific("APAC"). We sell broadband solutions and related services, including our cOS™ software-based broadband solutions, to broadband operators globally.

Historically, our revenue has been dependent upon spending in the cable and telco industries. Our customers' spending patterns are dependent on a variety of factors, including but not limited to: economic conditions in the United States and international markets, and impact of factors such as the Middle East and Russia-Ukraine conflicts, inflation, changes in interest rates, potential supply chain disruptions, volatility in capital markets and foreign currency fluctuations; volatility and uncertainty in the banking and financial services sector; access to financing; annual budget cycles of each of the industries we serve; impact of industry consolidations; customer end-market conditions; customers suspending or reducing spending in anticipation of new products or new standards; impact of heightened, new, or proposed tariffs; and new industry trends and/or technology shifts. If our product portfolio and product development plans do not position us well to capture an increased portion of the spending in the markets in which we compete, our revenue may decline. As we attempt to further diversify our customer base in these markets, we may need to continue to build alliances with other equipment manufacturers and suppliers; take orders at prices resulting in lower margins.

Our strategy is focused on continuing to develop and deliver software-based broadband technologies, which we refer to as our cOS solutions, to our broadband operator customers. We believe our cOS software-based broadband solutions are superior to hardware-based systems and deliver unprecedented scalability, agility and cost savings for our customers. Our cOS solutions, which can be deployed based on a centralized, distributed access architecture ("DAA") or hybrid architecture, enable our customers to migrate to multi-gigabit broadband capacity and the fast deployment of DOCSIS and/or fiber-to-the-home ("FTTH") data, video and voice services. We believe our cOS solutions resolve space and power constraints in broadband operator facilities, eliminate dependence on hardware upgrade cycles and significantly reduce total cost of ownership, and are helping us to be a major player in the broadband market. In the meantime, we believe our business will continue to experience strong long-term growth as our customers adopt and deploy our virtualized DOCSIS, CMTS and FTTH solutions and distributed access architectures.

Previously, we managed and operated our business under two reportable segments: Broadband and Video. On December 8, 2025, we entered into a Put Option Agreement (the "Put Option Agreement") to sell our Video business to Leone Media Inc. (d/b/a MediaKind) (the "Buyer"). Under the Put Option Agreement, the Buyer has irrevocably provided the Company with the right to require the Buyer to purchase our Video business for a purchase price of $145 million in cash (the "Disposition"). The purchase price is subject to a potential adjustment based on the amount, on the date the Disposition is consummated, of net working capital of the Video business, the cash and debt of the entities to be sold in the Disposition, as well as the amount of specified selling expenses. The closing of the Disposition is subject to the satisfaction of customary closing conditions, including the completion of the required consultation process with the relevant employee works council in France regarding our asset sale. The Disposition is expected to close during the first half of fiscal 2026.

In accordance with the authoritative guidance for discontinued operations, the Company determined that the Disposition of the Video business met the held-for-sale and discontinued operations accounting criteria upon execution of the Put Option Agreement. Accordingly, the Company reclassified the results of our Video business as discontinued operations in the consolidated statements of operations for all periods presented. Additionally, the related assets and liabilities associated with the Video business were classified as held-for-sale in the consolidated balance sheets as of December 31, 2025. Refer Note 3 — Discontinued Operations to our consolidated financial statements for additional information. Following the classification of the Video business as discontinued operations, the Company's continuing operations now consist of a single reportable segment, Broadband. Unless otherwise noted, all amounts, percentages and discussions below reflect only the results of operations and financial condition of our continuing operations.

## CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements and the related notes included elsewhere in this report are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe that the following accounting estimates involve a greater degree of judgment or complexity than our other accounting estimates. Accordingly, the critical accounting estimates that we believe have the most significant impact on Harmonic's consolidated financial statements are set forth below:

- Valuation of inventories; and

- Accounting for income taxes

### Valuation of Inventories

We state inventories at the lower-of-cost (determined on a first-in, first-out basis) or net realizable value, including allowances for excess and obsolete inventory. These reserves are based on management's assumptions about and analysis of relevant factors including current levels of orders and backlog, forecasted demand, market conditions, and expected product lifecycles. Situations that could cause changes in the level of these inventory reserves include a decline in business and economic conditions, a decline in consumer confidence caused by changes in market conditions, a sudden and significant decline in demand for our products, inventory obsolescence because of rapidly changing technology and consumer requirements, or failure to estimate end customer demand properly. If actual market conditions deteriorate from those anticipated by management, additional allowances for excess and obsolete inventory could be required and may be material to our results of operations.

The gross amount of inventory reserves charged to the cost of revenues totaled $2.1 million and $9.4 million, in 2025 and 2024, respectively.

### Accounting for Income Taxes

In preparing our consolidated financial statements, we estimate our income taxes for each of the jurisdictions in which we operate. We estimate actual current tax expense together with assessing temporary differences resulting from different treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets.

Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We record a valuation allowance to reflect uncertainties about whether we will be able to utilize our deferred tax assets before they expire. In evaluating the need for a full or partial valuation allowance, all positive and negative evidence must be considered, including our forecast of taxable income over the applicable carryforward periods, its current financial performance, its market environment, and other factors. We believe it is not more likely than not the California and Swiss net deferred tax assets of $32.7 million and $0.4 million, respectively, will be realizable. Accordingly, full valuation allowances of $32.7 million and $0.3 million are maintained against the California and Swiss net deferred tax assets, respectively. To the extent that we determine the deferred tax assets are realizable on a more likely than not basis and an adjustment is needed, an adjustment will be recorded in the fiscal period the determination is made.

## Results of Operations

### Net Revenue

The following table sets forth, for the periods presented, summary information regarding our disaggregated revenue:

| | Year Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| (in thousands, except percentages) | 2025 | 2024 | 2023 | 2025 vs. 2024 | | 2024 vs. 2023 | |
| Appliance and integration | $ 302,787 | $ 433,795 | $ 334,029 | $ (131,008) | (30)% | $ 99,766 | 30% |
| as % of total net revenue | 84% | 89% | 86% | | | | |
| SaaS and service | 57,736 | 54,405 | 54,453 | 3,331 | 6% | (48) | (0)% |
| as % of total net revenue | 16% | 11% | 14% | | | | |
| Total net revenue | $ 360,523 | $ 488,200 | $ 388,482 | $ (127,677) | (26)% | $ 99,718 | 26% |
| | | | | | | | |
| Americas | $ 320,570 | $ 449,346 | $ 335,154 | $ (128,776) | (29)% | $ 114,192 | 34% |
| as % of total net revenue | 89% | 92% | 86% | | | | |
| EMEA | 33,894 | 36,420 | 50,994 | (2,526) | (7)% | (14,574) | (29)% |
| as % of total net revenue | 9% | 7% | 13% | | | | |
| APAC | 6,059 | 2,434 | 2,334 | 3,625 | 149% | 100 | 4% |
| as % of total net revenue | 2% | 1% | 1% | | | | |
| Total net revenue | $ 360,523 | $ 488,200 | $ 388,482 | $ (127,677) | (26)% | $ 99,718 | 26% |

*Fiscal 2025 compared to Fiscal 2024*

Appliance and integration net revenue decreased by $131.0 million in 2025, as compared to 2024, primarily due to customer deployment timing delays associated with DOCSIS 4.0 and network readiness.

SaaS and Service net revenue increased by $3.3 million in 2025, as compared to 2024, primarily driven by expanded service offerings.

Americas net revenue decreased by $128.8 million in 2025, as compared to 2024, primarily due to a $148.0 million reduction in the U.S. appliance and integration revenue resulting from customer deployment timing delays associated with DOCSIS 4.0 and network readiness, partially offset by an $19.2 million increase in the LATAM region, mainly driven by Fiber-to-the-Home project deployments.

EMEA net revenue decreased by $2.5 million compared to 2024, primarily attributed to reduced expansion activity from a large customer in the region.

APAC net revenue increased by $3.6 million compared to 2024, primarily driven by a DOCSIS expansion project from a new customer in the region.

*Fiscal 2024 compared to Fiscal 2023*

Appliance and integration net revenue increased by $99.8 million in 2024, as compared to 2023, primarily driven by certain customer ramping up due to technology transitions and new deployments.

SaaS and Service net revenue was relatively flat compared to 2023.

Americas net revenue increased by $114.2 million in 2024, as compared to 2023, primarily due to higher appliance and integration revenue driven by higher volume from our existing customers, including $83.9 million from new technology deployment with one Tier 1 customer and $26.5 million expansion deployment with another Tier 1 customer.

EMEA net revenue decreased by $14.6 million, as compared to 2023, primarily due to one of our large Tier 1 customer reduced spending in 2024 due to high inventory levels from prior year's purchases.

APAC net revenue was relatively flat compared to 2023.

***Gross Profit***

| (in thousands, except percentages) | Year Ended December 31, 2025 | 2024 | 2023 | 2025 vs. 2024 | | 2024 vs. 2023 | |
|---|---|---|---|---|---|---|---|
| Gross profit | $ 174,745 | $ 240,107 | $ 178,121 | $ (65,362) | (27)% | $ 61,986 | 35% |
| *as % of total net revenue ("gross margin")* | 48.5% | 49.2% | 45.9% | (0.7)% | | 3.3% | |

Our gross margins are dependent upon, among other factors, the product mix, supply chain impacts, customer mix, product introduction costs, price reductions granted to customers and achievement of cost reductions.

Gross margin declined in fiscal 2025 compared to fiscal 2024 due to an unfavorable product mix, while gross margin improved in fiscal 2024 compared to fiscal 2023, primarily as a result of favorable product mix.

***Research and Development Expenses***

| (in thousands, except percentages) | Year Ended December 31, 2025 | 2024 | 2023 | 2025 vs. 2024 | | 2024 vs. 2023 | |
|---|---|---|---|---|---|---|---|
| Research and development | $ 76,329 | $ 72,574 | $ 69,708 | $ 3,755 | 5% | $ 2,866 | 4% |
| *as % of total net revenue* | 21% | 15% | 18% | | | | |

Our research and development expenses consist primarily of employee salaries and related expenses, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all of which are associated with the design and development of new products and enhancements of existing products. The research and development expenses are net of French Research and Development credits.

Research and development expenses increased in both 2025 compared to 2024 and 2024 compared to 2023, mainly due to increased investment supporting business growth.

As discussed previously, the results of the Video business have been classified as discontinued operations for all periods presented. Certain indirect corporate costs, such as IT and facility costs, previously allocated to the Video reporting segment, do not qualify for discontinued operations accounting classification and are now reported within continuing operations. These stranded costs included in research and development expenses were $3.7 million, $4.5 million and $7.5 million for 2025, 2024 and 2023, respectively.

## Selling, General and Administrative Expenses

| (in thousands, except percentages) | Year Ended December 31, | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2023 | | | | |
| Selling, general and administrative | $ 81,384 | $ 79,169 | $ 78,274 | $ 2,215 | 3% | $ 895 | 1% |
| as % of total net revenue | 23% | 16% | 20% | | | | |

Selling, general and administrative expenses increased in both 2025 compared to 2024 and 2024 compared to 2023, mainly due to increased investments supporting business growth.

As discussed above, the stranded costs resulting from the disposition of the Video business included in selling, general and administrative expense were $3.6 million, $4.5 million and $7.4 million for 2025, 2024 and 2023, respectively.

## Asset Impairment and Related Charges

| (in thousands, except percentages) | Year Ended December 31, | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2023 | | | | |
| Lease-related asset impairment and other charges | $ 1,637 | $ 10,889 | $ — | $ (9,252) | (85)% | $ 10,889 | * |

*Not meaningful

### Fiscal 2025 compared to Fiscal 2024

In 2025, we recorded lease-related impairment and other charges of $1.6 million, which consisted of $0.4 million of right-of-use asset impairments, $0.3 million in leasehold improvement impairments, and $0.9 million related to the fair value of other unrecoverable facility costs. In 2024, we recorded total lease-related impairment and other charges of $10.9 million. Refer to Note 3, "Leases" of the Notes to our consolidated financial statements for additional information.

### Fiscal 2024 compared to Fiscal 2023

In 2024, we recorded total lease-related impairment and other charges of $10.9 million, which included $3.9 million of right-of-use asset impairments, $4.3 million in leasehold improvement impairments, and $2.7 million related to the fair value of unrecoverable facility costs. There were no asset impairment and related charges in 2023.

## Restructuring and Related Charges

We have implemented several restructuring plans in the past few years. The goal of these plans is to bring operational expenses to appropriate levels relative to our net revenues, while simultaneously implementing appropriate expense control programs. We account for our restructuring plans under the authoritative guidance for exit or disposal activities. The restructuring and related charges are primarily included in "Operating expenses-restructuring and related charges" in the consolidated statement of operations.

| (in thousands, except percentages) | Year Ended December 31, | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2023 | | | | |
| Restructuring and related charges | $ 1,315 | $ 2,741 | $ 110 | $ (1,426) | (52)% | $ 2,631 | * |

*Not meaningful

### Fiscal 2025 compared to Fiscal 2024

Restructuring and related charges decreased in 2025, as compared to 2024, mainly due to higher severance and employee benefit costs recorded in fiscal 2024, in connection with the 2024 restructuring activities.

*Fiscal 2024 compared to Fiscal 2023*

Restructuring and related charges increased in 2024, as compared to 2023, primarily due to severance and employee benefit costs recorded in fiscal 2024, in connection with the 2024 restructuring activities.

### Interest Expense, Net

| (in thousands, except percentages) | Year Ended December 31, | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | | | | |
| Interest expense, net | $ (3,799) | $ (6,465) | $ (2,027) | $ 2,666 | (41)% | $ (4,438) | 219% |

*Fiscal 2025 compared to Fiscal 2024*

Interest expense, net decreased in 2025, as compared to 2024, primarily due to lower costs of borrowing and lower outstanding principal balance resulting from the repayment and reborrowing activities under the Revolving Facility in 2025. Refer to Note 9, "Debt," of the Notes to our consolidated financial statements for additional information regarding the interest rates applicable to our outstanding loans.

*Fiscal 2024 compared to Fiscal 2023*

Interest expense, net increased in 2024, as compared to 2023, primarily due to higher interest rates for the borrowings under the Credit Agreement compared to the interest rate for the 2024 Notes.

### Other Income (Expense), Net

| (in thousands, except percentages) | Year Ended December 31, | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | | | | |
| Other income (expense), net | $ (1,420) | $ 3,267 | $ (157) | $ (4,687) | (143)% | $ 3,424 | * |

*Not meaningful

*Fiscal 2025 compared to Fiscal 2024*

The change in other income (expense), net in 2025, as compared to 2024, was primarily due to higher unrealized foreign exchange losses resulting from the strengthening of the Euro against U.S. dollar in 2025.

*Fiscal 2024 compared to Fiscal 2023*

The change in other income (expense), net in 2024, as compared to 2023, was primarily due to higher unrealized foreign exchange gains resulting from the strengthening of the U.S. dollar against the Euro in 2024.

### Income Taxes

| (in thousands, except percentages) | Year Ended December 31, | | | 2025 vs. 2024 | | 2024 vs. 2023 | |
|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | | | | |
| Provision for (benefit from) income taxes | $ 7,645 | $ 20,818 | $ (60,493) | $ (13,173) | (63)% | $ 81,311 | (134)% |

*Fiscal 2025 compared to Fiscal 2024*

The provision for income taxes decreased during 2025, compared to 2024, primarily due to lower pretax income in 2025 compared to 2024. This decrease was partially offset by a non-cash adjustment in the current period related to the method change for capitalization of research and development expenses under section 174 of the Internal Revenue Code, which reduced our Internal Revenue Code Section 250 tax benefits.

*Fiscal 2024 compared to Fiscal 2023*

The provision for income taxes increased in 2024, compared to 2023, primarily due to the prior period release of the valuation allowance against U.S. Federal and certain state deferred tax assets.

**Liquidity and Capital Resources**

We expect to continue to manage our cash from operations effectively, together with deploying cash in working capital for growth. The cash we generate from our operations enables us to fund ongoing operations, our research and development projects for new products and technologies, and other business activities. We continually evaluate our cash needs and may decide it is best to raise additional capital or seek alternative financing sources to fund our operations and the growth of our business, to take advantage of unanticipated strategic opportunities, or to strengthen our financial position, including through drawdowns on existing or new debt facilities or new debt and equity financing. In the future, we may enter into other arrangements for potential investments in, or acquisitions of, complementary businesses, services or technologies, which could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all. Conversely, we may also from time to time determine that it is in our best interests to voluntarily repay certain indebtedness early. We believe that our current sources of funds will provide us with adequate liquidity during the 12-month period following December 31, 2025, as well as in the long-term.

*Material Cash Requirements*

Our principal uses of cash include repayments of debt and related interest, purchases of inventory, stock repurchases, payments for payroll, restructuring expenses, and other operating expenses related to the development and marketing of our products, purchases of property and equipment, facility leases, and other contractual obligations for the foreseeable future.

As of December 31, 2025, we had outstanding $112.3 million in aggregate principal amount of indebtedness, consisting of our $75.0 million Revolving Facility and our $37.3 million Term Facility loan under our Credit Agreement, and other debts, of which $3.0 million is scheduled to become due in the 12-month period following December 31, 2025. As of December 31, 2025, our total minimum lease payments are $24.0 million, of which $6.7 million is due in the 12-month period following December 31, 2025. For details regarding our indebtedness and lease obligations, refer to Note 8, "Debt", and Note 4, "Leases", respectively, of the Notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In February 2025, the Board of Directors authorized us to repurchase, from time to time, up to $200 million of our outstanding shares of common stock through February 2028 (the "Share Repurchase Authorization"), at such time and such prices as management may decide. The program does not obligate us to repurchase any specific number of shares and may be discontinued at any time. As of December 31, 2025, approximately $121.0 million of the Share Repurchase Authorization remained available for repurchases under this program.

*Sources and Conditions of Liquidity*

Our sources to fund our material cash requirements are predominantly from the sales of our products and services and, when applicable, proceeds from debt facilities and debt and equity offerings.

As of December 31, 2025, our principal sources of liquidity consisted of cash and cash equivalents of $124.1 million, net accounts receivable of $85.9 million, and $82.0 million remaining available under the Revolving Facility of our Credit Agreement.

Our cash and cash equivalents of $124.1 million as of December 31, 2025 consisted of bank deposits held throughout the world and money market funds, of which $58.3 million was held outside of the United States. At present, such foreign funds are considered to be indefinitely reinvested in foreign countries to the extent of indefinitely reinvested foreign earnings. In the event funds from foreign operations are needed to fund cash needs in the United States and if U.S. taxes have not already been previously accrued, we may be required to accrue and pay additional U.S. and foreign withholding taxes in order to repatriate these funds. The expected proceeds from the disposition of our Video business will be used to fund ongoing operations and support our capital allocation priorities. We do not expect the disposition of the Video business to have a material impact on our ongoing liquidity and capital resources.

*Summary of Cash Flows from Continuing and Discontinued Operations*

| (in thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Net cash provided by (used in) | | | |
| Operating activities | $ 107,966 | $ 61,917 | $ 7,059 |
| Investing activities | (11,080) | (9,186) | (8,475) |
| Financing activities | (81,390) | (33,269) | (4,990) |
| Effect of foreign exchange rate changes on cash and cash equivalents | 7,176 | (1,942) | 1,089 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | $ 22,672 | $ 17,520 | $ (5,317) |

*Operating Activities*

*Fiscal 2025 compared to Fiscal 2024*

Net cash provided by operating activities increased by $46.0 million in 2025, as compared to 2024, primarily driven by improved working capital performance and lower cash tax payments of $14.5 million in fiscal 2025. We recorded $57.5 million non-cash goodwill impairment charges in 2025, which reduced net income but were added back in the reconciliation from net income to operating cash flow.

*Fiscal 2024 compared to Fiscal 2023*

Net cash provided by operating activities increased by $54.9 million in 2024, as compared to 2023, primarily due to higher income before income taxes, adjusted for non-cash asset impairment and other charges incurred in 2024.

*Investing Activities*

*Fiscal 2025 compared to Fiscal 2024*

Net cash used in investing activities increased by $1.9 million in 2025, as compared to 2024, primarily due to higher purchases of property and equipment in 2025.

*Fiscal 2024 compared to Fiscal 2023*

Net cash used in investing activities increased by $0.7 million in 2024, as compared to 2023, primarily due to higher purchases of property and equipment in 2024.

*Financing Activities*

*Fiscal 2025 compared to Fiscal 2024*

Net cash used in financing activities increased by $48.1 million in 2025, as compared to 2024, primarily due to $49.0 million higher stock repurchases in 2025.

*Fiscal 2024 compared to Fiscal 2023*

Net cash used in financing activities increased by $28.3 million in 2024, as compared to 2023, primarily due to the $115.5 million repayment of the 2024 Notes and the $30.0 million of stock repurchases in 2024, partially offset by the proceeds of $75 million in loans under the Revolving Facility and $40 million in loans under the Term Facility.

**Discontinued Operations**

As previously noted, the Company determined that the Disposition of the Video business met the held-for-sale discontinued operations criteria upon execution of the Put Option Agreement. Accordingly, the Company classified the results of our Video business as discontinued operations in its consolidated statements of operations for all periods presented. Additionally, the related assets and liabilities associated with the Video business were classified as held-for-sale in the consolidated balance sheet as of December 31, 2025.

Net sales from discontinued operations were $210.3 million in the year ended December 31, 2025, compared to $190.5 million and $219.4 million in the years ended December 31, 2024 and 2023, respectively. The increase in net sales in fiscal 2025, as compared to fiscal 2024, was primarily driven by a $15.9 million increase in appliance and integration revenue from sales to existing customers, due to improved market dynamics and recent customer wins, and $3.9 million increase in SaaS revenue, mainly due to higher usage from existing customers. The decrease in net sales in fiscal 2024, as compared to fiscal 2023, was primarily driven by reduction in product sales across most regions, mainly due to project delays by our customers, partially offset by higher revenue from SaaS mainly due to acquisition of new customers. Loss from discontinued operations, net of tax, in 2025 was primarily attributable to a goodwill impairment charge of $57.5 million recorded upon execution of the Put Option Agreement, to reduce the carrying amount of the Video business to its estimated fair value.

**New Accounting Pronouncements**

Refer to Note 2 to the accompanying Consolidated Financial Statements for a full description of recent accounting pronouncements, including the dates of adoption and estimated effects, if any, on results of operations and financial condition.

**Item 7A.** *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

**Foreign Currency Exchange Risk**

We market and sell our products and services through our direct sales force and indirect channel partners in the Americas, Europe, the Middle East, Africa and Asia-Pacific. Accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates, primarily the Euro and Israeli shekel. Our U.S. dollar functional subsidiaries account for approximately 100% of our consolidated net revenues in 2025, 2024 and 2023. We recorded net billings denominated in foreign currencies of approximately 6%, 5% and 11% of total company billings in 2025, 2024 and 2023, respectively. In addition, a portion of our operating expenses, primarily the cost of personnel to deliver technical support on our products and professional services, sales and sales support and research and development, are denominated in foreign currencies, primarily the Israeli shekel, Euro and Indian Rupee.

**Interest Rate Risk**

As of December 31, 2025, our variable-rate debt included the Term Loan and the Revolving Loan under the Credit Agreement, with carrying values of $37.1 million and $75.0 million, respectively. A hypothetical 100 basis point change in the interest rate would increase or decrease the interest expense on these loans for the next twelve months by approximately $1.1 million. The carrying value of the variable-rate loans approximate their fair values as the underlying interest rates are tied to the Secured Overnight Financing Rate.

**Item 8.** *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Consolidated Financial Statements

# Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Harmonic Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Harmonic Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2026 expressed an unqualified opinion thereon.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### Inventory Valuation

| | |
|---|---|
| *Description of the Matter* | The Company's net inventory totaled $48 million as of December 31, 2025. As explained in "Note 2: Accounting Policies" within the consolidated financial statements, inventory is stated at the lower of cost (determined on a first-in, first-out basis) or net realizable value. The Company establishes a provision for excess and obsolete inventory to reduce such inventory to its estimated net realizable value. |

Auditing management's estimates for excess and obsolete inventory involved auditor judgment due to the assessment of management's estimates of whether a provision for excess and obsolete inventory is required.  The measurement of any excess of cost over net realizable value is judgmental and is impacted by a number of factors that are affected by general economic and market conditions outside the Company's control.  Specifically, excess and obsolete inventory calculations are sensitive to assumptions that relate to future customer demand for the Company's products.

*How We Addressed the Matter in Our Audit*

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's excess and obsolete inventory reserve process. This included controls over management's determination of inventory valuation, including the evaluation of future demand of the Company's products and the completeness and accuracy of the data underlying the excess and obsolete inventory valuation.

We performed audit procedures that included, among others, assessing the Company's methodology over the computation of the provision for excess and obsolete inventory, testing the significant assumptions and the underlying inputs used by the Company in its analysis including historical sales trends, expectations regarding future demand, changes in the Company's business, customer base, product life cycles and other relevant factors.  We evaluated current inventory levels compared to future demand and historical sales.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.

San Jose, California
February 24, 2026

# Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Harmonic Inc.

## Opinion on Internal Control Over Financial Reporting

We have audited Harmonic Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Harmonic Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 24, 2026 expressed an unqualified opinion thereon.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
February 24, 2026

# HARMONIC INC.

## CONSOLIDATED BALANCE SHEETS

### (In thousands, except par value)

| | As of December 31, | | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 124,105 | $ | 101,457 |
| Accounts receivable, net of allowances for credit losses of $227 and $415 as of December 31, 2025 and December 31, 2024, respectively | | 85,935 | | 143,724 |
| Inventories | | 47,840 | | 43,060 |
| Prepaid expenses and other current assets | | 12,530 | | 9,888 |
| Assets held for sale | | 223,961 | | 267,011 |
| Total current assets | | 494,371 | | 565,140 |
| Property and equipment, net | | 25,648 | | 25,162 |
| Operating lease right-of-use assets | | 13,687 | | 12,411 |
| Goodwill | | 60,900 | | 60,773 |
| Deferred income taxes, net | | 104,043 | | 113,906 |
| Other non-current assets | | 19,834 | | 19,114 |
| Total assets | $ | 718,483 | $ | 796,506 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current liabilities: | | | | |
| Current portion of long-term debt | $ | 2,944 | $ | 2,194 |
| Accounts payable | | 23,093 | | 28,318 |
| Deferred revenue | | 31,519 | | 14,385 |
| Operating lease liabilities | | 6,433 | | 5,675 |
| Other current liabilities | | 48,288 | | 54,745 |
| Liabilities to be disposed of | | 85,671 | | 86,966 |
| Total current liabilities | | 197,948 | | 192,283 |
| Long-term debt | | 109,140 | | 112,084 |
| Operating lease liabilities, non-current | | 14,664 | | 14,727 |
| Other non-current liabilities | | 13,485 | | 12,154 |
| Total liabilities | | 335,237 | | 331,248 |
| Commitments and contingencies (Note 14) | | | | |
| Stockholders' equity: | | | | |
| Preferred stock, $0.001 par value, 5,000 shares authorized; no shares issued or outstanding | | — | | — |
| Common stock, $0.001 par value, 150,000 shares authorized; 111,186 and 116,735 shares issued and outstanding at December 31, 2025 and 2024, respectively | | 111 | | 117 |
| Additional paid-in capital | | 2,466,177 | | 2,432,733 |
| Accumulated deficit | | (2,076,406) | | (1,953,495) |
| Accumulated other comprehensive loss | | (6,636) | | (14,097) |
| Total stockholders' equity | | 383,246 | | 465,258 |
| Total liabilities and stockholders' equity | $ | 718,483 | $ | 796,506 |

The accompanying notes are an integral part of these consolidated financial statements.

**HARMONIC INC.**

**CONSOLIDATED STATEMENTS OF OPERATIONS**

**(In thousands, except per share data)**

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| | 2025 | | 2024 | 2023 |
| Revenue: | | | | |
| Appliance and integration | $ 302,787 | $ | 433,795 | $ 334,029 |
| SaaS and service | 57,736 | | 54,405 | 54,453 |
| Total net revenue | 360,523 | | 488,200 | 388,482 |
| Cost of revenue: | | | | |
| Appliance and integration | 162,129 | | 221,745 | 189,243 |
| SaaS and service | 23,649 | | 26,348 | 21,118 |
| Total cost of revenue | 185,778 | | 248,093 | 210,361 |
| Total gross profit | 174,745 | | 240,107 | 178,121 |
| Operating expenses: | | | | |
| Research and development | 76,329 | | 72,574 | 69,708 |
| Selling, general and administrative | 81,384 | | 79,169 | 78,274 |
| Asset impairment and related charges | 1,637 | | 10,889 | — |
| Restructuring and related charges | 1,315 | | 2,741 | 110 |
| Total operating expenses | 160,665 | | 165,373 | 148,092 |
| Income from operations | 14,080 | | 74,734 | 30,029 |
| Interest expense, net | (3,799) | | (6,465) | (2,027) |
| Other income (expense), net | (1,420) | | 3,267 | (157) |
| Income before income taxes | 8,861 | | 71,536 | 27,845 |
| Provision for (benefit from) income taxes | 7,645 | | 20,818 | (60,493) |
| Income from continuing operations | 1,216 | | 50,718 | 88,338 |
| Loss from discontinued operations, net of tax | (44,526) | | (11,501) | (4,344) |
| Net income (loss) | $ (43,310) | $ | 39,217 | $ 83,994 |
| | | | | |
| Net income (loss) per share: | | | | |
| Basic: | | | | |
| Continuing operations | $ 0.01 | $ | 0.44 | $ 0.79 |
| Discontinued operations | (0.39) | | (0.10) | (0.04) |
| Basic earnings (loss) per share | $ (0.38) | $ | 0.34 | $ 0.75 |
| | | | | |
| Diluted: | | | | |
| Continuing operations | $ 0.01 | $ | 0.43 | $ 0.75 |
| Discontinued operations | (0.39) | | (0.10) | (0.03) |
| Diluted earnings (loss) per share | $ (0.38) | $ | 0.33 | $ 0.72 |
| | | | | |
| Weighted average common shares: | | | | |
| Basic | 113,660 | | 115,120 | 111,651 |
| Diluted | 114,182 | | 117,482 | 117,359 |

The accompanying notes are an integral part of these consolidated financial statements.

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**

**(In thousands)**

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | **2024** | | **2023** |
| Net income (loss) | $ | (43,310) | $ | 39,217 | $ | 83,994 |
| Other comprehensive income (loss): | | | | | | |
| Defined benefit plan | | 211 | | (330) | | 25 |
| Foreign currency translation adjustments | | 6,748 | | (7,845) | | 3,806 |
| Other comprehensive income (loss) before tax | | 6,959 | | (8,175) | | 3,831 |
| Provision for (benefit from) income taxes | | (502) | | 216 | | (149) |
| Other comprehensive income (loss), net of tax | | 7,461 | | (8,391) | | 3,980 |
| Total comprehensive income (loss) | $ | (35,849) | $ | 30,826 | $ | 87,974 |

The accompanying notes are an integral part of these consolidated financial statements.

## HARMONIC INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

## (In thousands)

| | Common Stock Shares | Common Stock Amount | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| **Balance at December 31, 2022** | 109,871 | $ 110 | $ 2,380,651 | $ (2,046,569) | $ (9,686) | $ 324,506 |
| Net income | — | — | — | 83,994 | — | 83,994 |
| Other comprehensive income, net of tax | — | — | — | — | 3,980 | 3,980 |
| Issuance of common stock under option, stock award and purchase plans, net | 2,536 | 2 | (2,937) | — | — | (2,935) |
| Stock-based compensation | — | — | 27,329 | — | — | 27,329 |
| **Balance at December 31, 2023** | 112,407 | $ 112 | $ 2,405,043 | $ (1,962,575) | $ (5,706) | $ 436,874 |
| Net income | — | — | — | 39,217 | — | 39,217 |
| Other comprehensive loss, net of tax | — | — | — | — | (8,391) | (8,391) |
| Issuance of common stock under award and purchase plans, net | 2,159 | 2 | (888) | — | — | (886) |
| Repurchase of common stock | (2,409) | (2) | — | (30,047) | — | (30,049) |
| Excise tax on share repurchases | — | — | — | (90) | — | (90) |
| Stock-based compensation | — | — | 28,635 | — | — | 28,635 |
| Issuance of common stock upon conversion of 2024 Notes | 4,578 | 5 | (57) | — | — | (52) |
| **Balance at December 31, 2024** | 116,735 | $ 117 | $ 2,432,733 | $ (1,953,495) | $ (14,097) | $ 465,258 |
| Net loss | — | — | — | (43,310) | — | (43,310) |
| Other comprehensive income, net of tax | — | — | — | — | 7,461 | 7,461 |
| Issuance of common stock under award and purchase plans, net | 2,565 | 3 | 1,615 | — | — | 1,618 |
| Repurchase of common stock | (8,114) | (9) | — | (79,019) | — | (79,028) |
| Excise tax on share repurchases | — | — | — | (582) | — | (582) |
| Stock-based compensation | — | — | 31,829 | — | — | 31,829 |
| **Balance at December 31, 2025** | 111,186 | $ 111 | $ 2,466,177 | $ (2,076,406) | $ (6,636) | $ 383,246 |

The accompanying notes are an integral part of these consolidated financial statements.

# HARMONIC INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

### (In thousands)

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| | **2025** | **2024** | **2023** |
| **Cash flows from Continuing and Discontinued Operations** | | | |
| **Cash flows from operating activities:** | | | |
| Net (loss) income | $ (43,310) | $ 39,217 | $ 83,994 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation | 11,082 | 12,139 | 12,255 |
| Asset impairment and related charges | 1,637 | 12,036 | — |
| Impairment of goodwill | 57,521 | — | — |
| Stock-based compensation | 31,882 | 28,073 | 27,329 |
| Foreign currency remeasurement | 847 | 315 | 1,453 |
| Deferred income taxes, net | 8,476 | (16,436) | (92,856) |
| Provision for excess and obsolete inventories | 3,270 | 10,971 | 7,396 |
| Other | 127 | 569 | 1,920 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | 53,908 | (38,241) | (32,695) |
| Inventories | (7,103) | 8,374 | 35,403 |
| Prepaid expenses and other assets | 3,302 | 3,199 | 25,483 |
| Accounts payable | (5,965) | (3,107) | (29,358) |
| Deferred revenues | 10,220 | (2,210) | (20,823) |
| Other liabilities | (17,928) | 7,018 | (12,442) |
| Net cash provided by operating activities | 107,966 | 61,917 | 7,059 |
| **Cash flows from investing activities:** | | | |
| Purchases of investments | — | — | (6,305) |
| Proceeds from maturities of investments | — | — | 6,305 |
| Purchases of property and equipment | (11,080) | (9,186) | (8,475) |
| Net cash used in investing activities | (11,080) | (9,186) | (8,475) |
| **Cash flows from financing activities:** | | | |
| Proceeds from long-term debt | 135,000 | 115,000 | — |
| Repayment of convertible debt | — | (115,500) | — |
| Payments for debt issuance costs | — | (332) | (1,025) |
| Proceeds from other borrowings | 3,835 | 3,943 | 3,835 |
| Repayment of long-term debt and other borrowings | (142,816) | (5,447) | (4,865) |
| Repurchase of common stock | (79,027) | (30,047) | — |
| Proceeds from common stock issued to employees | 5,983 | 6,628 | 6,558 |
| Taxes paid related to net share settlement of equity awards | (4,365) | (7,514) | (9,493) |
| Net cash used in financing activities | (81,390) | (33,269) | (4,990) |
| Effect of exchange rate changes on cash and cash equivalents and restricted cash | 7,176 | (1,942) | 1,089 |
| Net increase (decrease) in cash and cash equivalents and restricted cash | 22,672 | 17,520 | (5,317) |
| Cash and cash equivalents and restricted cash, beginning of the year | 101,789 | 84,269 | 89,586 |
| Cash and cash equivalents and restricted cash, end of the year | $ 124,461 | $ 101,789 | $ 84,269 |
| | | | |
| **Cash and cash equivalents and restricted cash at end of the year** | | | |
| Cash and cash equivalents | $ 124,105 | $ 101,457 | $ 84,269 |
| Restricted cash included in other current assets | 356 | 332 | — |
| Total cash, cash equivalents and restricted cash as shown in the consolidated statement of cash flows | $ 124,461 | $ 101,789 | $ 84,269 |

The accompanying notes are an integral part of these consolidated financial statements.

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**(In thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| **Supplemental cash flow disclosure:** | | | |
| Income tax payments, net | $ 12,760 | $ 27,308 | $ 18,128 |
| Interest payments, net | $ 4,072 | $ 6,283 | $ 1,626 |
| **Supplemental schedule of non-cash investing activities:** | | | |
| Capital expenditures incurred but not yet paid | $ 247 | $ 488 | $ 618 |
| **Supplemental schedule of non-cash financing activities:** | | | |
| Shares of common stock issued upon redemption of convertible debt | — | 4,578 | — |

The accompanying notes are an integral part of these consolidated financial statements.

HARMONIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1: DESCRIPTION OF BUSINESS

Harmonic Inc. ("Harmonic" or the "Company") is a leading global provider of broadband access solutions and related services, including cOS software-based broadband access solutions, which enable broadband operators to more efficiently and effectively deploy high-speed internet, for data, voice and video services for their customers.

Historically, the Company had been managed and operated under two reportable segments: Broadband and Video. On December 8, 2025, the Company entered into a Put Option Agreement to sell its Video business to Leone Media Inc. (d/b/a MediaKind) (the "Buyer"). Under the Put Option Agreement, the Buyer has irrevocably provided the Company with the right to require the Buyer to purchase the Company's Video business for a purchase price of $145 million in cash (the "Disposition"). The purchase price is subject to a potential adjustment based on the amount, on the date the Disposition is consummated, of net working capital of the Video business, the cash and debt of the entities to be sold in the Disposition, as well as the amount of specified selling expenses.

In accordance with the authoritative guidance for discontinued operations (Accounting Standards Codification (ASC) 205-20), the Company determined that the Disposition of the Video business met held-for-sale and discontinued operations accounting criteria upon execution of the Put Option Agreement. Accordingly, the Company classified the results of the Video Business as discontinued operations in its consolidated statements of operations for all periods presented. Additionally, the related assets and liabilities associated with the Video Business were classified as held-for-sale in the consolidated balance sheet as of December 31, 2025. Refer Note 3 — Discontinued Operations for additional information.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying consolidated financial statements include those of Harmonic and its wholly-owned subsidiaries, after elimination of all intercompany accounts and transactions. The Company has reclassified certain amounts previously reported in its consolidated financial statements that were not material, to conform to the current presentation. The Company's fiscal quarters are based on 13-week periods, except for the fourth quarter which ends on December 31.

### Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's reported financial positions or results of operations may be materially different under changed conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies. If estimates or assumptions differ from actual results, subsequent periods are adjusted to reflect more current information.

### Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less at the date of purchase are considered cash equivalents. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

**Credit Risk and Major Customers/Supplier Concentration**

Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. Cash and cash equivalents are invested in short-term, highly liquid, investment-grade instruments, in accordance with the Company's investment policy. The investment policy limits the amount of credit exposure to any one financial institution, commercial or governmental issuer.

The Company's accounts receivable are derived from sales to worldwide cable, satellite, telco, and broadcast and media companies. The Company generally does not require collateral from its customers, and performs ongoing credit evaluations of its customers and provides for expected losses. The Company maintains an allowance for doubtful accounts based upon the expected collectability of its accounts receivable. One customer had a balance greater than 10% of the Company's net accounts receivable balance as of December 31, 2025. Two customers had a balance greater than 10% of the Company's net accounts receivable balance as of December 31, 2024. During the years ended December 31, 2025 and 2023, one customer accounted for more than 10% of the Company's total net revenue. During the year ended December 31, 2024, two customers each accounted for more than 10% of the Company's total net revenue.

Certain of the components and subassemblies included in the Company's products are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on those sole source and limited source suppliers, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on the Company's results of operations and damage customer relationships.

**Revenue Recognition**

The Company classifies its total revenue in two categories on the face of the statement of operations, "Appliance and integration" and "SaaS and service". Appliance and integration revenue includes revenue from the sale of hardware products and perpetual software licenses, as well as the associated professional services such as testing, design, installation, commissioning, and integration, collectively referred to as "professional services". These professional service agreements, associated with the sale of hardware products and perpetual software licenses, are typically of a short duration and are considered an important component of the appliance business by management.

The Company applies the provisions of ASC 606, Revenue from Contracts with Customers ("ASC 606") as a single standard for revenue recognition that applies to all of its hardware products, software licenses and services arrangements and generally require revenues to be recognized upon the transfer of control of promised goods or services provided to its customers, reflecting the amount of consideration the Company expects to receive for those goods or services. Pursuant to ASC 606, revenue is recognized upon the application of the following steps:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to each performance obligation in the contract; and

- recognition of revenues when, or as, the contractual performance obligations are satisfied.

Hardware and Software: Revenue from the sale of hardware and software products is recognized when control is transferred. For most of the Company's product sales (including sales to distributors and system integrators), control is transferred at the time the product is shipped or delivery has occurred because the customer has significant risks and rewards of ownership of the asset and the Company has a present right to payment at that time.

Shipping and handling costs are accounted for as a fulfillment cost and are recorded in "Cost of revenue" in the Company's Consolidated Statements of Operations. Sales tax and other amounts collected on behalf of third parties are excluded from the transaction price.

Professional services: Revenues from professional services are generally recognized as the services are performed.

*SaaS services:* Revenue for SaaS service is recognized ratably over the contractual term as the customer simultaneously receives and consumes the benefit of the underlying service.

*Support and maintenance:* Support and maintenance services are satisfied ratably over time as the customer simultaneously receives and consumes the benefits of the services.

*Arrangements with Multiple Performance Obligations*: The Company has revenue arrangements that include multiple performance obligations. The Company allocates the transaction price to all distinct performance obligations based on their relative standalone selling prices ("SSP"). The Company may exercise judgment when determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together. The determination of SSP is based on the contractually stated, observable prices of the promised goods and services charged when sold separately to the customer. Where SSP is not directly observable, we determine the SSP using information which considers multiple factors including, but not limited to, major product groupings, gross margin objectives and pricing practices. Pricing practices taken into consideration include discounts offered and applicable price lists.

*Contract Balances*: Deferred revenue represents the Company's obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. The Company's payment terms vary by the type and location of its customer and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, the Company requires payment before the products or services are delivered to the customer.

The amount of revenues recognized during the years ended December 31, 2025 and 2024 that were included in the opening deferred revenue balance as of January 1, 2025 and 2024, respectively, were $13.4 million and $10.4 million.

Contract assets exist when the Company has satisfied a performance obligation but does not have an unconditional right to consideration (e.g., because the entity first must satisfy another performance obligation in the contract before it is entitled to invoice the customer).

Contract assets and deferred revenue consisted of the following:

| (in thousands) | As of December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Contract assets | $ 1,959 | $ 1,035 |
| Deferred revenue | $ 33,006 | $ 16,996 |

Contract assets and the non-current portion of deferred revenue are reported as components of "Prepaid expenses and other current assets" and "Other non-current liabilities", respectively, on the Consolidated Balance Sheets.

Remaining performance obligations represent contracted revenues that had not yet been recognized and future revenue recognition is expected. The aggregate balance of the Company's remaining performance obligations as of December 31, 2025, was $573.8 million, of which approximately 53% is expected to be recognized as revenue over the next twelve months and the remainder thereafter.

*Contract costs*: The incremental costs of obtaining a contract are capitalized if the costs are expected to be recovered. Costs that are recognized as assets are amortized on a straight-line basis over the period during which the related goods or services transfer to the customer. Costs incurred to fulfill a contract are capitalized if they are not covered by other relevant guidance, relate directly to a contract, will be used to satisfy future performance obligations, and are expected to be recovered.

The balances of net capitalized contract costs included in the Company's Consolidated Balance Sheets were as follows:

| (in thousands) | As of December 31, | | | |
| --- | --- | --- | --- | --- |
| **Balance Sheet Location:** | **2025** | | **2024** | |
| Prepaid expenses and other current assets | $ | 1,139 | $ | 560 |
| Other non-current assets | | 1,005 | | 552 |
| Total net capitalized contract costs | $ | 2,144 | $ | 1,112 |

The amortization of the capitalized contract costs for the years ended December 31, 2025, 2024 and 2023 was $0.9 million, $0.5 million and $0.1 million, respectively.

Refer to Note 13, "Segment Information, Geographic Information and Customer Concentration" for disaggregated revenue information.

**Inventories**

Inventories are stated at the lower of cost (determined on first-in, first-out basis) or net realizable value. The cost of inventories is comprised of material and manufacturing labor and overheads. The Company establishes provisions for excess and obsolete inventories to reduce such inventories to their estimated net realizable value after evaluation of historical sales, future demand and market conditions, expected product life cycles and current inventory levels. Such provisions are charged to cost of revenue in the Company's Consolidated Statements of Operations.

**Property and Equipment**

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally five years for furniture and fixtures, three years for software and four years for machinery and equipment. Depreciation for leasehold improvements are computed using the shorter of estimated useful lives or the terms of the related leases. The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the year ended December 31, 2025, the Company recognized impairment charges of $0.3 million related to leasehold improvements. For the year ended December 31, 2024, the Company recognized impairment charges of $4.3 million related to leasehold improvements. Refer to Note 4, "Leases" for more details. For the year ended December 31, 2023, there was no impairment charges for property and equipment.

**Goodwill**

Goodwill is assigned to one or more reporting segments on the date of acquisition. We review our goodwill for impairment annually during our fourth quarter of each fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of any one of our reporting units below its respective carrying amount. The Company monitors changing business conditions as well as industry and economic factors, among others, for events which could trigger the need for an interim impairment analysis. In performing our goodwill impairment test, we first perform a qualitative assessment, which requires that we consider events or circumstances including macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in the composition or carrying amount of a reporting segment's net assets and changes in our stock price. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair values of our reporting segments are greater than the carrying amounts, then the quantitative goodwill impairment test is not performed.

If the qualitative assessment indicates that the quantitative analysis should be performed, we then evaluate goodwill for impairment by comparing the fair value of each of our reporting segments to its carrying value, including the associated goodwill. To determine the fair values, we use the market approach based on comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Our cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors.

The changes in the Company's carrying amount of goodwill are as follows:

| *(in thousands)* | Carrying Amount |
|---|---|
| Balance as of December 31, 2023 | $ 60,781 |
| Foreign currency translation adjustment | (8) |
| Balance as of December 31, 2024 | $ 60,773 |
| Foreign currency translation adjustment | 127 |
| Balance as of December 31, 2025 | $ 60,900 |

In the fourth quarter of 2025, we determined that our Video reporting segment met the criteria to be classified as held-for-sale. Accordingly, we tested goodwill for impairment and concluded that the fair value of the reporting unit had declined below its carrying value. As a result, we recorded a goodwill impairment charge of $57.5 million which is included within "Loss from discontinued operations, net of tax" in the consolidated statement of operations. No goodwill impairment charges were recorded for the year ended December 31, 2024 and 2023. For additional information on the pending disposition of the Video business, refer to Note 3, "Discontinued Operations."

**Leases**

The Company determines if an arrangement is a lease at inception. Operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company's lease contracts do not provide an implicit borrowing rate; hence the Company determined the incremental borrowing rate based on information available at lease commencement to determine the present value of lease liability. Right-of-use ("ROU") assets related to our operating lease liabilities are measured at lease inception based on the initial measurement of the lease liability, plus any prepaid lease payments and less any lease incentives. As of December 31, 2025, the Company has operating leases primarily consisting of facilities with remaining lease terms of 1 year to 7 years, some of which included the option to extend the term. Optional periods to extend the lease, including by not exercising a termination option, are included in the lease term when it is reasonably certain that the option will be exercised. The Company recognizes operating lease expense on a straight-line basis over the lease term and classify both the ROU assets amortization and imputed interest as operating expenses. Operating leases are included in "Operating lease right-of-use assets", "Operating lease liabilities, current", and "operating lease liabilities, non-current" in the Consolidated Balance Sheets.

**Foreign Currency**

The functional currency of the Company's Israeli and Swiss subsidiaries is the U.S. dollar. All other foreign subsidiaries use the respective local currency as the functional currency. When the local currency is the functional currency, gains and losses from translation of these foreign currency financial statements into U.S. dollars are recorded as a separate component of other comprehensive income (loss) in stockholders' equity.

The Company's foreign currency exposure is also related to its net position of monetary assets and monetary liabilities held by its foreign subsidiaries in their nonfunctional currencies. These monetary assets and liabilities are being remeasured into the subsidiaries' respective functional currencies using exchange rates as of the balance sheet date. Such remeasurement gains and losses are included in "Other income (expense), net" in the Company's consolidated statements of operations. During the years ended December 31, 2025 and 2023, the Company recorded remeasurement loss of approximately $1.4 million and $0.2 million, respectively. During the year ended 2024, the Company recorded remeasurement gain of approximately $3.3 million.

**Research and Development**

Research and development ("R&D") costs are expensed as incurred and consist primarily of employee salaries and related expenses, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

**Restructuring and Related Charges**

The Company's restructuring charges consist primarily of employee severance, one-time termination benefits related to the reduction of its workforce, and other costs. Liabilities for costs associated with a restructuring activity are recognized when the liability is incurred and are measured at fair value. One-time termination benefits are expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Termination benefits are calculated based on regional benefit practices and local statutory requirements.

**Warranty**

The Company accrues for estimated warranty costs at the time of revenue recognition and records such accrued liabilities as part of cost of revenue. Management periodically reviews its warranty liability and adjusts the accrued liability based on the terms of warranties provided to customers, historical and anticipated warranty claims experience, and estimates of the timing and cost of warranty claims.

**Advertising Expenses**

All advertising costs are expensed as incurred and included in "Selling, general and administrative expenses" in the Company's Consolidated Statements of Operations. Advertising expense was $0.2 million, $0.3 million and $0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

**Stock-based Compensation**

The Company measures and recognizes compensation expense for all stock-based compensation awards made to employees, including stock options, restricted stock units ("RSUs") and stock purchase rights under the Company's Employee Stock Purchase Plan ("ESPP"), based upon the grant-date fair value of those awards. The Company recognizes the impact of forfeitures as they occur.

The fair value of the Company's stock purchase rights under ESPP is estimated at grant date using the Black-Scholes option pricing model. The fair value of the Company's RSUs and performance-based RSUs ("PRSUs") is calculated based on the market value of the Company's stock at the grant date. The fair value of the Company's market-based RSUs ("MRSUs") is estimated using the Monte-Carlo valuation model with market vesting conditions.

The Company recognizes the stock-based compensation expense for RSUs, PRSUs, MRSUs and stock purchase rights under ESPP on straight-line basis over the requisite service period, which is generally the vesting period. The Company recognizes the stock-based compensation expense for PRSUs based on the probability of achieving performance criteria defined in the PRSU agreements. The Company estimates the number of PRSUs ultimately expected to vest and recognizes expense using the graded vesting attribution method over the requisite service period. Changes in the estimates related to probability of achieving certain performance criteria and number of PRSUs expected to vest could significantly affect the related stock-based compensation expense from one period to the next. The Company recognizes the expense for MRSUs over the requisite services periods regardless of whether the market conditions are satisfied.

**Income Taxes**

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. The Company calculates and provides for income taxes in each of the tax jurisdictions in which it operates. The deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases and all operating losses carried forward, if any. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which the applicable temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or tax status is recognized in the statements of income in the period in which the change is identified. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is subject to examination of its income tax returns by various tax authorities on a periodic basis. The Company regularly assesses the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of its provision for income taxes. The Company has applied the provisions of the applicable accounting guidance on accounting for uncertainty in income taxes, which requires application of a more-likely-than-not threshold to the recognition and de-recognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits the Company to recognize a tax benefit measured at the largest amount of tax benefit that, in the Company's judgment, is more than 50% likely to be realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company files annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes that its reserves for income taxes reflect the most likely outcome. The Company adjusts these reserves and penalties, as well as the related interest, in light of changing facts and circumstances. Changes in the Company's assessment of its uncertain tax positions or settlement of any particular position could materially and adversely impact the Company's income tax rate, operating results, financial position and cash flows.

**Recently Adopted Accounting Pronouncements**

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures. This ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The Company adopted ASU 2023-09 on a prospective basis in the fourth quarter of fiscal 2025, which resulted in the inclusion of required additional disclosures in our consolidated financial statements. Refer to Note 11, "Income Taxes" for our updated presentation.

**Recently Issued Accounting Pronouncement and Income Tax Legislation**

*New Accounting pronouncement Not Yet Adopted*

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. The ASU requires entities to disclose specified information about certain expenses in the notes to the financial statements, including employee compensation. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently assessing the impact of this ASU on our consolidated financial statements and related disclosures.

From time to time, new accounting pronouncements are issued by the FASB, or other standards setting bodies, that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards that are not yet effective will not have a material impact on its consolidated financial position, results of operations and cash flows upon adoption.

*Income Tax Legislation*

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA adjusted a number of provisions affecting businesses including the immediate expensing of domestic research and development costs, limitations on deductions for interest expense, and accelerated fixed asset depreciation. As of December 31, 2025, we have recognized the tax effects of the OBBBA, which did not have a material impact on our consolidated financial statements.

**NOTE 3: DISCONTINUED OPERATIONS**

On December 8, 2025, the Company entered into a Put Option Agreement to divest our Video business to Leone Media Inc. for $145 million, subject to working capital and other adjustments. The following table summarizes the carrying values of the assets and liabilities classified as held-for-sale in our consolidated balance sheet as of December 31, 2025:

| | | As of December 31, | | |
|---|---|---|---|---|
| (in thousands) | | 2025 | | 2024 |
| **Assets** | | | | |
| Accounts receivable, net | $ | 38,895 | $ | 34,289 |
| Inventories | | 23,890 | | 20,944 |
| Prepaids and other current assets | | 13,207 | | 12,714 |
| Property and equipment, net | | 1,296 | | 1,661 |
| Goodwill | | 123,479 | | 176,103 |
| Deferred income taxes, net | | 8,742 | | 7,122 |
| Other non-current assets | | 14,452 | | 14,178 |
| **Total assets held for sale** | $ | 223,961 | $ | 267,011 |
| | | | | |
| **Liabilities** | | | | |
| Current portion of other borrowings | $ | 5,605 | $ | 4,941 |
| Accounts payable | | 8,004 | | 6,932 |
| Deferred revenue | | 26,577 | | 32,684 |
| Other current liabilities | | 22,936 | | 17,695 |
| Other long-term borrowings | | 8,076 | | 8,694 |
| Other non-current liabilities | | 14,473 | | 16,020 |
| **Total liabilities to be disposed of** | $ | 85,671 | $ | 86,966 |

The operating results of the discontinued operations only reflect revenues and expenses that are directly attributable to the Video business that will be eliminated from continuing operations. The following table presents key components of "Loss from discontinued operations, net of tax" for the years ended December 31, 2025, 2024 and 2023:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (in thousands) | | 2025 | | 2024 | | 2023 |
| Revenue | $ | 210,317 | $ | 190,522 | $ | 219,425 |
| Cost of revenue | | 68,614 | | 64,708 | | 85,001 |
| Total gross profit | | 141,703 | | 125,814 | | 134,424 |
| **Operating expenses:** | | | | | | |
| Research and development | | 46,955 | | 48,401 | | 56,574 |
| Selling, general and administrative | | 73,969 | | 73,955 | | 85,396 |
| Impairment of goodwill | | 57,521 | | — | | — |
| Asset impairment and other charges | | — | | 1,824 | | — |
| Restructuring and related charges | | 422 | | 13,232 | | 311 |
| Total operating expenses | | 178,867 | | 137,412 | | 142,281 |
| Loss from discontinued operations | | (37,164) | | (11,598) | | (7,857) |
| Interest expense, net | | (699) | | (861) | | (669) |
| Other income (expense), net | | 1,116 | | (1,144) | | (178) |
| Loss from discontinued operations before income taxes | | (36,747) | | (13,603) | | (8,704) |
| Provision for (benefit from) income taxes | | 7,779 | | (2,102) | | (4,360) |
| **Loss from discontinued operations, net of tax** | $ | (44,526) | $ | (11,501) | $ | (4,344) |

Cash flows related to discontinued operations have not been segregated and are included in the Consolidated Statements of Cash Flows for all periods presented. The following table provides selected financial information related to cash flows from discontinued operations:

| (in thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Cash provided by operating activities | $ 2,532 | $ 2,778 | $ 1,754 |
| Cash used in investing activities | (801) | (1,775) | (718) |
| Cash used in financing activities | $ (1,731) | $ (1,003) | $ (1,036) |

Upon classification as held for sale, we recognized a goodwill impairment charge of $57.5 million within "Net loss from discontinued operations" in the consolidated statements of operations. We expect the transaction, which is subject to customary closing conditions and regulatory approvals, to close during the first half of fiscal 2026.

## NOTE 4. LEASES

The components of lease expense are as follows:

| (in thousands) | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Operating lease cost | $ 6,812 | $ 6,943 |
| Variable lease cost | 1,228 | 1,537 |
| Total lease cost | $ 8,040 | $ 8,480 |

Supplemental cash flow information related to leases are as follows:

| (in thousands) | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Cash paid for operating lease liabilities | $ 6,166 | $ 7,163 |
| Right-of-use assets obtained in exchange for operating lease obligations | $ 5,028 | $ 489 |

During the year ended December 31, 2025, we recorded lease-related impairment and other charges of $1.6 million, which consisted of $0.4 million in right-of-use asset impairments, $0.3 million in leasehold improvement impairments, and $0.9 million related to the fair value of other unrecoverable facility costs.

During the year ended December 31, 2024, we recorded lease-related impairment and other charges of $10.9 million, which consisted of $3.9 million in right-of-use asset impairments, $4.3 million in leasehold improvement impairments, and $2.7 million related to the fair value of other unrecoverable facility costs.

For asset groups where impairment was triggered, the Company utilized an income approach to value the asset groups by developing discounted cash flow models. The assumptions used in the discounted cash flow models for each of the asset groups included projected sublease income over the remaining lease terms, expected downtime prior to the commencement of future subleases, expected lease incentives offered to future tenants, and discount rates that reflected the level of risk associated with these future cash flows.

Other information related to leases are as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Operating leases | | |
| Weighted-average remaining lease term (years) | 4.3 | 5.0 |
| Weighted-average discount rate | 6.6% | 6.5% |

Future minimum lease payments under non-cancelable operating leases as of December 31, 2025 are as follows (in thousands):

| Years ending December 31, | | |
|---|---|---:|
| 2026 | $ | 6,665 |
| 2027 | | 5,632 |
| 2028 | | 4,567 |
| 2029 | | 3,985 |
| 2030 | | 1,851 |
| Thereafter | | 1,267 |
| Total future minimum lease payments | $ | 23,967 |
| Less: imputed interest | | (2,870) |
| Total lease liability balance | $ | 21,097 |

## NOTE 5: FAIR VALUE MEASUREMENTS

The applicable accounting guidance establishes a framework for measuring fair value and requires disclosure about the fair value measurements of assets and liabilities. This guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. This guidance requires the Company to classify and disclose assets and liabilities measured at fair value on a recurring basis, as well as fair value measurements of assets and liabilities measured on a nonrecurring basis in periods subsequent to initial measurement, in a three-tier fair value hierarchy as follows:

- Level 1 - Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying value of the Company's financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

The following table sets forth the fair value of the Company's financial assets measured at fair value on a recurring basis based on the three-tier fair value hierarchy:

| (in thousands) | December 31, 2025 | | | | December 31, 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| **Cash equivalents** | | | | | | | | |
| Money market funds | $ 25,322 | $ — | $ — | $ 25,322 | $ 10,000 | $ — | $ — | $ 10,000 |

The Company's financial instruments not measured at fair value on a recurring basis were as follows:

| (in thousands) | December 31, 2025 | | | | December 31, 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Carrying Value | Fair Value | | | Carrying Value | Fair Value | | |
| | | Level 1 | Level 2 | Level 3 | | Level 1 | Level 2 | Level 3 |
| Long-term debt | $ 112,084 | $ — | $ 112,084 | $ — | $ 114,278 | $ — | $ 114,278 | $ — |

The carrying values of the amounts outstanding under the Credit Agreement approximate fair value because its variable interest rates are tied to market rates and the applicable credit spreads represent current market rates for the credit risk profile of the Company.

During the years ended December 31, 2025, 2024, and 2023, there were no nonrecurring fair value measurements of assets and liabilities subsequent to initial recognition.

## NOTE 6: ACCOUNTS RECEIVABLE

Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and performs ongoing credit evaluations of its customers and provides for expected losses. The Company maintains an allowance for expected credit losses based upon the expected collectability of its accounts receivable. The expectation of collectability is based on the Company's review of credit profiles of customers, contractual terms and conditions, current economic trends and historical payment experience. The Company offers return rights which are specifically identified and accrued for as sales returns at the end of the period.

The following table is a summary of activities in allowances for expected credit losses and sales returns:

| (in thousands) | Balance at Beginning of Period | | Charges to Revenue | | Charges (Credits) to Expense | | Deductions from Reserves | | Balance at End of Period |
|---|---|---|---|---|---|---|---|---|---|
| Year ended December 31, | | | | | | | | | |
| 2025 | $ | 415 | $ | 727 | $ | (1) | $ | (914) | $ | 227 |
| 2024 | $ | 950 | $ | 203 | $ | (81) | $ | (657) | $ | 415 |
| 2023 | $ | 664 | $ | 887 | $ | 194 | $ | (795) | $ | 950 |

## NOTE 7: CERTAIN BALANCE SHEET COMPONENTS

**Inventories:**

| (in thousands) | As of December 31, | | | |
| | 2025 | | 2024 | |
|---|---|---|---|---|
| Finished goods | $ | 32,430 | $ | 27,456 |
| Raw materials | | 8,452 | | 11,156 |
| Work-in-process | | 4,393 | | 2,348 |
| Service-related spares | | 2,565 | | 2,100 |
| Total | $ | 47,840 | $ | 43,060 |

**Prepaid expenses and other current assets:**

| (in thousands) | As of December 31, | | | |
| | 2025 | | 2024 | |
|---|---|---|---|---|
| Prepaid expenses | $ | 7,107 | $ | 3,939 |
| Contract assets | | 1,959 | | 1,035 |
| Other current assets [1] | | 3,464 | | 4,914 |
| Total | $ | 12,530 | $ | 9,888 |

(1) Balance as of December 31, 2025 and 2024 included restricted cash of $0.4 million and $0.3 million, respectively.

**Property and equipment, net:**

| (in thousands) | As of December 31, | | | |
| | 2025 | | 2024 | |
|---|---|---|---|---|
| Machinery and equipment | $ | 76,971 | $ | 72,302 |
| Capitalized software | | 27,163 | | 26,564 |
| Leasehold improvements | | 25,336 | | 25,588 |
| Furniture and fixtures | | 2,569 | | 2,443 |
| Construction-in-progress | | 2,557 | | 801 |
| Property and equipment, gross | | 134,596 | | 127,698 |
| Less: accumulated depreciation and amortization | | (108,948) | | (102,536) |
| Total | $ | 25,648 | $ | 25,162 |

During the year ended December 31, 2025 and 2024, the Company recorded lease improvement impairment charges of $0.3 million and $4.3 million, respectively. Refer to Note 4, "Leases" for more details.

**Other current liabilities:**

| (in thousands) | As of December 31, | | | |
|---|---|---|---|---|
| | **2025** | | **2024** | |
| Accrued employee compensation and related expenses | $ | 13,560 | $ | 14,366 |
| Income tax payable | | 367 | | 11,660 |
| Accrued customer rebates | | 7,270 | | 5,168 |
| Accrued liabilities for excess and obsolete inventory | | 8,330 | | 6,473 |
| Other | | 18,761 | | 17,078 |
| Total | $ | 48,288 | $ | 54,745 |

## NOTE 8: DEBT

### Revolving and Term Facilities

In December 2023, the Company entered into a five-year Credit Agreement (the "Credit Agreement"), by and among the Company, certain subsidiaries of the Company from time to time party thereto, the lenders from time to time party thereto, and Citibank N.A., as administrative agent for the lenders. As amended in December 2024, the Credit Agreement provides for a secured revolving credit facility in an aggregate principal amount of up to $160.0 million ("the Revolving Facility"), with a $10.0 million sublimit for the issuance of letters of credit, and a secured delayed draw term loan facility in an aggregate principal amount of up to $40.0 million (the "Term Facility"). The Revolving Facility and the Term Facility both mature on December 21, 2028. The proceeds of the loans under the Revolving Facility may be used for general corporate purposes. The proceeds of the loans under the Term Facility were required to be used to repurchase, redeem, acquire or otherwise settle the 2024 Notes. In April 2024, the Company borrowed all $40.0 million under the Term Facility in connection with settling conversions of the 2024 Notes. The Credit Agreement also includes an uncommitted accordion feature whereby the Company may increase the Revolving Facility and/or establish one or more new term loan facilities by an aggregate amount not to exceed $100.0 million during the term of the Credit Agreement, subject to certain conditions, including lender consent. In December 2024, the Company amended the Credit Agreement, increasing the revolving credit commitments in an aggregate principal amount of up to $40.0 million. As a result of the additional commitments, the Credit Agreement now provides for loans in an aggregate principal amount of up to $200.0 million, consisting of a $160.0 million revolving credit facility and a $40.0 million term loan facility.

Loans under the Revolving Facility and Term Facility bear interest, at a floating rate per annum equal to an adjusted Term Secured Overnight Financing Rate ("SOFR") (based on one-, three- or six-month interest periods), plus a SOFR premium fee of 0.1% and an applicable margin of between 2.00% to 2.75%, determined based on the Company's consolidated net leverage ratio. Unused commitments under the Revolving Facility are subject to a quarterly fee ranging from 0.25% to 0.35%, determined based on the Company's consolidated net leverage ratio.

The Credit Agreement contains customary affirmative and negative covenants. The Company is also required to maintain compliance with a maximum consolidated net leverage ratio and a minimum fixed charge coverage ratio, in each case, determined in accordance with the terms of the Credit Agreement. As of December 31, 2025, the Company was in compliance with the covenants under the Credit Agreement.

Repayment of the principal amount of the term loans began on December 31, 2024, in quarterly installments equal to 1.25% of the initial borrowing of $40.0 million under the Term Loan Facility, increasing to 1.875% beginning December 31, 2025, and to 2.50% beginning December 31, 2027. As of December 31, 2025, the Company had repaid $2.8 million of these installments, and $3.0 million were due in twelve months and therefore classified as current portion of long-term debt on the consolidated balance sheet. As of December 31, 2025, the Company had outstanding borrowings of $37.3 million under the Term Facility, $75.0 million under the Revolving Facility, $3.0 million of letters of credit issued, and $82.0 million of remaining capacity under the Revolving Facility. The carrying value of the borrowings under the Credit Agreement approximates their fair value because they bear interest at a market rate.

For the fiscal years ended December 31, 2025 and 2024, the Company incurred interest expenses of $6.3 million and $5.1 million, respectively, on these borrowings.

**2.00% Convertible Senior Notes due 2024 (the "2024 Notes")**

In September 2019, the Company issued $115.5 million of the 2024 Notes pursuant to an indenture (the "2024 Notes Indenture"), dated September 13, 2019, by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee. The 2024 Notes would have matured on September 1, 2024, unless earlier repurchased by the Company, redeemed by the Company or converted pursuant to their terms.

In April 2024, the Company settled the conversion of the entire $115.5 million in aggregate principal amount of the 2024 Notes. In accordance with the provisions of the 2024 Notes Indenture, the Company settled such conversions of the 2024 Notes by paying and delivering, as applicable, a combination of $115.5 million in cash and 4.6 million shares of the Company's common stock.

The following table presents interest expense recognized for the 2024 Notes:

| (in thousands) | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Contractual interest expense | $ — | $ 912 | $ 2,312 |
| Amortization of debt issuance costs | — | 282 | 898 |
| Total interest expense recognized | $ — | $ 1,194 | $ 3,210 |

**NOTE 9: EMPLOYEE BENEFIT PLANS**

**Equity Award Plans**

*1995 Stock Plan*

The 1995 Stock Plan provides for the grant of incentive stock options, non-statutory stock options and restricted stock units ("RSUs"). Incentive stock options may be granted only to employees. All other awards may be granted to employees and non-employees. Under the terms of the 1995 Stock Plan, no incentive stock option or non-statutory stock option may be granted in the ordinary course of business with a per share exercise price that is less than 100% of the fair value of the Company's common stock on the date of grant. RSUs have no exercise price. Both options and RSUs vest over a period of time as determined by the Company's Board of Directors (the "Board"), generally two to four years, and options expire seven years from the date of grant. Some of the RSUs granted by the Company have performance-based vesting terms, where vesting is dependent on achievement of certain financial and non-financial operating goals of the Company (performance-based RSUs, or "PRSUs"), or where vesting is dependent on performance of the Company's total shareholder return ("TSR") relative to the TSR of the Nasdaq Telecommunication Index (market-based RSUs, or "MRSUs"). The fair value of PRSUs is estimated on the date of grant based on the market value of our common stock. If the performance goals are not met as of the end of the performance period, no compensation expense is recognized and any previously recognized compensation expense is reversed. The expected cost is based on the portion of the awards that is probable to vest and is reflected over the service period. The fair value of MRSUs subject to targeted levels of relative TSR is estimated on the date of grant using a Monte Carlo simulation model. Compensation expense is recognized based upon the assumption of 100% achievement of the TSR goal and will not be reversed even if the threshold level of TSR is never achieved and is reflected over the service period. The 1995 Stock Plan was replaced by the 2025 Stock Plan in June 2025.

*2002 Director Plan*

The 2002 Director Plan provides for the grant of non-statutory stock options and RSUs to non-employee directors of the Company. Under the terms of the 2002 Director Plan, no non-statutory stock option may be granted with a per share exercise price that is less than 100% of the fair value of the Company's common stock on the date of grant. RSUs have no exercise price. Both options and RSUs vest over a period of time as determined by the Board, generally one year for RSUs and three years for options, and options expire seven years from the date of grant. The 1995 Stock Plan was replaced by the 2025 Stock Plan in June 2025.

*2025 Stock Plan*

In June 2025, the Company's stockholders approved the 2025 Equity Incentive Plan (the "2025 Stock Plan") to replace the 1995 Stock Plan and 2002 Director Plan. As of December 31, 2025, an aggregate of 6,862,417 shares of common stock were reserved for issuance under the 2025 Stock Plan, of which 5,157,932 shares remained available for future grants. During the fiscal year 2025, the Company granted 47,048 and 188,190 shares of PRSUs and MRSUs, respectively, under the 1995 Stock Plan.

*Employee Stock Purchase Plan*

The 2002 Employee Stock Purchase Plan ("ESPP") provides for the issuance of share purchase rights to employees of the Company. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The ESPP enables employees to purchase shares at 85% of the fair market value of the Common Stock at the beginning or end of the offering period, whichever is lower. Offering periods generally begin on the first trading day on or after January 1 and July 1 of each year. Employees may participate through payroll deductions of 1% to 10% of their earnings. In the event that there are insufficient shares in the plan to fully fund the issuance, the available shares will be allocated across all participants based on their contributions relative to the total contributions received for the offering period. In June 2025, the Company's stockholders approved an amendment to the ESPP Plan at the 2025 Annual Meeting to increase the number of shares of common stock reserved for issuance thereunder by 500,000 shares. As of December 31, 2025, 408,348 shares were reserved for future purchases by eligible employees. Under the ESPP, 653,580, 622,004 and 733,030 shares were issued during fiscal 2025, 2024 and 2023, respectively, representing $6.0 million, $6.6 million and $6.6 million in contributions.

## Stock Options

All stock options were fully vested and exercised as of December 31, 2023. No stock options were granted in 2024 and 2025.

## Restricted Stock Units

| (in thousands, except per share amounts) | Number of Shares | Weighted Average Grant-Date Fair Value Per Share |
|---|---|---|
| Balance at December 31, 2024 | 3,447 | $ 12.95 |
| Granted | 3,212 | 9.42 |
| Vested and issued | (2,354) | 12.68 |
| Forfeited | (170) | 12.78 |
| Balance at December 31, 2025 | 4,135 | $ 10.36 |

The fair value of RSUs vested and issued during the years ended December 31, 2025, 2024 and 2023 was $29.9 million, $25.6 million and $22.5 million, respectively.

## Share-based Compensation Cost

The following table sets forth the detailed allocation of the share-based compensation expense which was included in the Company's Consolidated Statements of Operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2025 | 2024 | 2023 |
| **Share-based compensation expense included in:** | | | |
| Cost of revenue | $ 963 | $ 506 | $ 963 |
| Research and development expense | 4,751 | 4,609 | 3,616 |
| Selling, general and administrative expense | 15,929 | 14,211 | 11,841 |
| Total | $ 21,643 | $ 19,326 | $ 16,420 |
| | | | |
| **Share-based compensation expense by type of award:** | | | |
| RSUs | $ 17,416 | $ 16,344 | $ 13,308 |
| PRSUs | 39 | 200 | — |
| MRSUs | 3,140 | 1,646 | 1,800 |
| Employee stock purchase rights under ESPP | 1,048 | 1,136 | 1,312 |
| Total | $ 21,643 | $ 19,326 | $ 16,420 |

As of December 31, 2025, total unrecognized share-based compensation cost related to unvested RSUs was $21.1 million and is expected to be recognized over a weighted-average period of approximately 1.5 years.

## Valuation Assumptions

The Company estimates the fair value of stock purchase rights under the ESPP using a Black-Scholes option valuation model. The value of the stock purchase rights under the ESPP consists of: (1) the 15% discount on the purchase of the stock; (2) 85% of the fair value of the call option; and (3) 15% of the fair value of the put option. The call option and put option were valued using the Black-Scholes option pricing model. At the date of grant, the Company estimated the fair value of each stock purchase right granted under the ESPP using the following weighted average assumptions:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Expected term (in years) | 0.50 | 0.50 | 0.50 |
| Volatility | 41% | 50% | 46% |
| Risk-free interest rate | 3.9% | 5.3% | 5.2% |
| Expected dividends | 0.0% | 0.0% | 0.0% |

The expected term of the stock purchase right under ESPP represents the period of time from the beginning of the offering period to the purchase date. The Company uses its historical volatility for a period equivalent to the expected term to estimate the expected volatility. The risk-free interest rate that the Company uses in the Black-Scholes option valuation model is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term. The Company has not paid and does not plan to pay any cash dividends in the foreseeable future.

The estimated weighted-average fair value per share of stock purchase rights under the ESPP, granted for the years ended December 31, 2025, 2024 and 2023 was $3.46, $3.76 and $4.23, respectively.

## NOTE 10: STOCKHOLDERS' EQUITY

### Share Repurchase Program

In February 2025, the Board of Directors terminated the Company's existing stock repurchase program and authorized a new program under which the Company may repurchase up to $200 million of its outstanding shares of common stock through February 2028. The Company is authorized to repurchase, from time-to-time, shares of its outstanding common stock through open market purchases and 10b5-1 trading plans, in accordance with applicable rules and regulations, at such time and such prices as management may decide. The program does not obligate the Company to repurchase any specific number of shares and may be discontinued at any time. The actual timing and amount of repurchases are subject to business and market conditions, corporate and regulatory requirements, stock price, acquisition opportunities and other factors.

During the year ended December 31, 2025, the company repurchased and retired approximately 8.1 million shares of the Company's common stock for an aggregate amount of $79.0 million.

## NOTE 11: INCOME TAXES

**Income (loss) before income tax:**

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| *(in thousands)* | **2025** | **2024** | **2023** |
| Domestic | $ (4,780) | $ 63,403 | $ 19,942 |
| Foreign | 13,641 | 8,133 | 7,903 |
| Income before income taxes | $ 8,861 | $ 71,536 | $ 27,845 |

**Provision for (benefit from) income taxes:**

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| *(in thousands)* | **2025** | **2024** | **2023** |
| Current: | | | |
| Federal | $ 1,221 | $ 27,600 | $ 16,618 |
| State | 358 | 6,317 | 3,766 |
| Foreign | 2,884 | 2,402 | 1,794 |
| Deferred: | | | |
| Federal | 3,514 | (16,743) | (77,450) |
| State | 628 | (790) | (6,181) |
| Foreign | (960) | 2,032 | 960 |
| Total provision for (benefit from) income taxes | $ 7,645 | $ 20,818 | $ (60,493) |

As described in Note 2, "Summary of Significant Accounting Policies", the Company has elected to prospectively adopt the guidance in ASU 2023-09. The following table is a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective rate for the year ended December 31, 2025 in accordance with guidance in ASU 2023-09.

| (in thousands) | Year Ended December 31, 2025 | |
| --- | --- | --- |
| | $ | % |
| Provision for income taxes at U.S. federal statutory rate | $ 1,861 | 21% |
| State and local income taxes, net of federal benefit [1] | 956 | 11% |
| **Foreign tax effects** | | |
| Argentina | | |
| Withholding tax | 330 | 4% |
| Colombia | | |
| Withholding tax | 212 | 2% |
| El Salvador | | |
| Withholding tax | 198 | 2% |
| Israel | | |
| Share-based compensation | (311) | (4)% |
| Foreign exchange gain/loss | (770) | (9)% |
| Other | (193) | (2)% |
| Peru | | |
| Withholding tax | 209 | 2% |
| Switzerland | | |
| Valuation allowance | (464) | (5)% |
| Withholding tax deduction | (245) | (3)% |
| Other | (275) | (3)% |
| Other foreign jurisdictions | 367 | 4% |
| **Effect of changes in tax laws or rates enacted in the current period** | | |
| Effect of cross-border tax laws: | | |
| Global intangible low-taxed income | 2,084 | 24% |
| Branch income inclusion | 588 | 7% |
| Other | (212) | (2)% |
| Tax credits: | | |
| Foreign tax credits | (986) | (11)% |
| Research and development credits | (268) | (3)% |
| **Valuation allowance** | | |
| Non-taxable or non-deductible items: | | |
| Share-based compensation | 1,529 | 17% |
| Impairment loss | 1,013 | 11% |
| Other | 503 | 6% |
| Uncertain tax positions | 1,467 | 17% |
| Adjustment to prior period provision | | |
| Other adjustments | 52 | 1% |
| Total tax provision and effective tax rate | $ 7,645 | 86% |

(1) State taxes in New Jersey, Tennessee, and Utah made up the majority (greater than 50%) of the tax effect in this category.

The company's effective tax rate of 86% for the year ended December 31, 2025 was due primarily to tax expense related to the method change for capitalization of research and development expenses under Section 174 of the Internal Revenue Code, which reduced our Internal Revenue Code Section 250 tax benefits, and the geographical mix of income and losses.

The difference between the tax provision at the statutory federal income tax rate and the provision for (benefit from) income tax as a percentage of income (loss) before income taxes (effective tax rate) for the years ended December 31, 2024 and 2023 in accordance with guidance prior to the adoption of ASU 2023-09 was as follows:

|  | Year Ended December 31, | |
|  | **2024** | **2023** |
| Statutory U.S. federal income tax rate | 21% | 21% |
| Increase (reduction) in rate resulting from: | | |
| State Taxes | 4% | —% |
| Differential in rates on foreign earnings | 2% | (6)% |
| Change in valuation allowance | —% | (243)% |
| Non-deductible stock-based compensation | 2% | 5% |
| Permanent differences | (1)% | —% |
| Adjustments related to tax positions taken during prior years | 2% | 8% |
| Research and development credits | (1)% | (2)% |
| Effective tax rate | 29% | (217)% |

The Company's effective tax rate of 29% for the year ended December 31, 2024 was due primarily to tax expense related to the geographical mix of income and losses and the resulting income and withholding taxes from operations in the foreign tax jurisdictions, offset by federal tax credits.

The Company's effective tax rate of (217)% for the year ended December 31, 2023 was due primarily to tax benefit related to the release of the valuation allowance against U.S. Federal and certain state deferred tax assets due to improved historical earnings and projected earnings.

The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of these jurisdictions. The Company's effective income tax rate differs from the U.S. federal statutory rate primarily due to geographical mix of income and losses, non-deductible stock-based compensation, and the resulting income and withholding taxes from operations in the foreign tax jurisdictions. The Company's effective income tax rate may be affected by changes in its interpretations of tax laws and tax agreements in any given jurisdiction, changes in geographical mix of income and expense, and changes in management's assessment of matters such as the ability to realize deferred tax assets, as well as one-time discrete items.

The components of deferred taxes are as follows:

| *(in thousands)* | As of December 31, | |
|  | **2025** | **2024** |
| Deferred tax assets: | | |
| Reserves and accruals | $ 21,336 | $ 22,100 |
| Net operating loss carryforwards | 19,203 | 3,327 |
| Research and development credit carryforwards | 30,630 | 30,350 |
| Deferred stock-based compensation | 1,176 | 2,341 |
| Intangibles | 3,695 | 4,385 |
| Operating lease liabilities | 3,377 | 3,841 |
| Capitalized research and development expenses | 56,181 | 83,054 |
| Other | 5,249 | 3,219 |
| Gross deferred tax assets | 140,847 | 152,617 |
| Valuation allowance | (32,992) | (33,397) |
| Gross deferred tax assets after valuation allowance | 107,855 | 119,220 |
| Deferred tax liabilities: | | |
| Depreciation | (1,952) | (3,127) |
| Operating lease right-of-use assets | (1,860) | (2,187) |
| Gross deferred tax liabilities | (3,812) | (5,314) |
| Net deferred tax assets | $ 104,043 | $ 113,906 |

The following table summarizes the activities related to the Company's valuation allowance:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2025 | 2024 | 2023 |
| Balance at beginning of period | $ 33,397 | $ 32,869 | $ 97,315 |
| Additions | — | 528 | 31 |
| Deductions | (405) | — | (64,477) |
| Balance at end of period | $ 32,992 | $ 33,397 | $ 32,869 |

The Company's valuation allowance as of December 31, 2025, was lower compared to 2024, primarily due to a release of valuation allowance on the net operating loss ("NOL") for Switzerland, partially offset by an increase related to newly generated California R&D credits.

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis. In 2023, the Company determined that deferred tax assets in the U.S federal and certain state jurisdictions would be realizable and released the valuation allowance against those assets accordingly. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

As of December 31, 2025, the Company had $70 million, $6.3 million, and $24.9 million, of federal, foreign, and U.S. state NOL carryforwards, respectively. The federal NOLs will carryforward indefinitely. Certain foreign NOLs expire beginning in 2026, if not utilized, while the majority of the foreign NOLs carryforward indefinitely. Certain U.S states NOLs carryforward expires at various dates beginning in 2030 if not utilized.

As of December 31, 2025, the Company had U.S. federal and California state tax credit carryforwards of approximate $4.9 million and $37.1 million, respectively. If not utilized, the U.S. federal tax credit carryforwards will begin to expire in 2031, while the California tax credit carryforward will not expire.

In the event the Company experiences an ownership change within the meaning of Section 382 of the Internal Revenue Code ("IRC"), the Company's ability to utilize U.S. net operating losses, tax credits and other tax attributes may be limited.

The Company has not provided U.S. state income taxes and foreign withholding taxes, on the cumulative earnings for certain non-U.S. subsidiaries, because such earnings are intended to be indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability for temporary differences related to investments in these non-U.S. subsidiaries that are essentially permanent in duration is not practicable.

The Company applies the provisions of the applicable accounting guidance regarding accounting for uncertainty in income taxes, which require application of a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits the recognition of a tax benefit measured at the largest amount of such tax benefit that, in the Company's judgment, is more than fifty percent likely to be realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions to be recognized in earnings in the period in which such determination is made. The Company will continue to review its tax positions and provide for, or reverse, unrecognized tax benefits as issues arise. As of December 31, 2025, the Company had $13.8 million of unrecognized future tax benefits, including interest and penalties. Of these, $5.6 million would favorably impact the effective tax rate in future periods if recognized, and $8.2 million will have no or minimal impact on the effective tax rate in future periods if recognized due to a valuation allowance on such unrecognized tax benefits.

The following table summarizes the activities related to the Company's gross unrecognized tax benefits:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2025 | 2024 | 2023 |
| Balance at beginning of period | $ 12.0 | $ 12.5 | $ 11.1 |
| Increase in balance related to tax positions taken during current year | 0.1 | 0.2 | 0.4 |
| Increase in balance related to tax positions taken during prior years | 1.2 | 0.3 | 1.0 |
| Decrease in balance related to tax positions taken during prior years | (0.2) | (1.0) | — |
| Balance at end of period | $ 13.1 | $ 12.0 | $ 12.5 |

The Company recognizes interest and penalties related to unrecognized tax positions in income tax expenses on the Consolidated Statements of Operations. The net interest and penalties charges recorded for the years ended December 31, 2023 through 2025, were not material.

The 2022 through 2024 tax years generally remain subject to examination by U.S. federal and most state tax authorities. Net operating losses generated on a tax return basis by the Company for the 2015 to 2020 tax years and research and development credits for 2011 to 2024 tax years remain open to examination. In addition, the Company remains subject to income tax examination for several other jurisdictions, including in Switzerland for years after 2019, Israel for years after 2019, and France for years after 2023.

During the year ended December 31, 2025, the Company paid $10.5 million in federal income taxes. The amounts paid in state and foreign income taxes, net of refunds received, were $1.6 million and $0.6 million, respectively for the same period.

## NOTE 12: NET INCOME PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted-average number of common shares and potentially dilutive securities outstanding during the period using the treasury stock method for the Company's stock options, restricted stock units, and shares issuable under the ESPP, and the if-converted method for the convertible Notes.

As noted in Note 8, "Debt," the principal amount of the 2024 Notes was settled in cash while the conversion spread value was settled in shares.

The following table sets forth the computation of the basic and diluted net income per share:

| (in thousands, except per share amounts) | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Numerator: | | | | | | |
| Net income from continuing operations | $ | 1,216 | $ | 50,718 | $ | 88,338 |
| Net loss from discontinued operations | | (44,526) | | (11,501) | | (4,344) |
| Net income | $ | (43,310) | $ | 39,217 | $ | 83,994 |
| Denominator: | | | | | | |
| Weighted average number of shares outstanding: | | | | | | |
| Basic | | 113,660 | | 115,120 | | 111,651 |
| 2024 Notes | | — | | 1,435 | | 4,320 |
| Restricted stock units | | 500 | | 921 | | 1,355 |
| Stock purchase rights under ESPP | | 22 | | 6 | | 33 |
| Diluted | | 114,182 | | 117,482 | | 117,359 |
| Net income (loss) per share: | | | | | | |
| Basic: | | | | | | |
| Continuing operations | $ | 0.01 | $ | 0.44 | $ | 0.79 |
| Discontinued operations | | (0.39) | | (0.10) | | (0.04) |
| Basic earnings per share | $ | (0.38) | $ | 0.34 | $ | 0.75 |
| | | | | | | |
| Diluted: | | | | | | |
| Continuing operations | $ | 0.01 | $ | 0.43 | $ | 0.75 |
| Discontinued operations | | (0.39) | | (0.10) | | (0.03) |
| Diluted earnings per share | $ | (0.38) | $ | 0.33 | $ | 0.72 |

The following table set forth the potential dilutive shares that were excluded from the computation of diluted net income per share, because their effects were anti-dilutive:

| (in thousands) | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Restricted stock units | 990 | 539 | 276 |
| Stock purchase rights under the ESPP | 186 | — | — |

## NOTE 13: SEGMENT INFORMATION, GEOGRAPHIC INFORMATION AND CUSTOMER CONCENTRATION

### Segment Information

Historically, the Company had been managed and operated under two reportable segments: Broadband and Video. As a result of the separation and disposition (as defined in Note 3, *Discontinued Operations*) of the Video segment, the Company's continuing operations now consist of a single reportable segment, Broadband. The Chief Executive Officer, who is the Company's Chief Operating Decision Maker ("CODM"), now evaluates the performance of the Company and makes decisions regarding the allocation of resources based on the Company's consolidated results. Our CODM does not evaluate operating results using asset or liability information.

The following table is a reconciliation of the Company's measure of segment profit or loss, significant segment expenses and other segment items:

| (in thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Total net revenue | $ 360,523 | $ 488,200 | $ 388,482 |
| *Less significant expenses and other segment items:* | | | |
| Cost of revenue | 184,817 | 247,588 | 209,384 |
| Research and development expense | 71,575 | 68,115 | 66,092 |
| Selling, general and administrative | 65,458 | 64,808 | 66,435 |
| Segment operating income | 38,673 | 107,689 | 46,571 |
| Stock-based compensation | (21,641) | (19,325) | (16,419) |
| Restructuring and related charges | (1,315) | (2,741) | (123) |
| Asset impairment and related charges | (1,637) | (10,889) | — |
| Segment income from operations | 14,080 | 74,734 | 30,029 |
| Non-operating expense, net | (5,219) | (3,198) | (2,184) |
| Income from continuing operations before income taxes | $ 8,861 | $ 71,536 | $ 27,845 |

Together with stock-based compensation, the Company does not allocate restructuring and related charges, lease-related and other charges, asset impairment charges and other non-recurring expenses to the operating income of its reportable segment because management does not include this information in the measurement of the performance of the operating segment.

## Disaggregation of Revenue

The following table provides a summary of total revenues disaggregated by type:

| (in thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Product sales | $ 267,048 | $ 410,939 | $ 298,559 |
| Professional services | 35,739 | 22,856 | 35,470 |
| Total Appliance and integration | 302,787 | 433,795 | 334,029 |
| Total SaaS and service | 57,736 | 54,405 | 54,453 |
| Total revenue | $ 360,523 | $ 488,200 | $ 388,482 |

The following table provides a summary of total net revenues by geographic region:

| **Net revenue:** | Year Ended December 31, | | |
| --- | --- | --- | --- |
| (in thousands) | 2025 | 2024 | 2023 |
| United States [1] | $ 277,049 | $ 421,679 | $ 307,614 |
| Other countries [1] | 83,474 | 66,521 | 80,868 |
| Total | $ 360,523 | $ 488,200 | $ 388,482 |
| | | | |
| Americas | $ 320,570 | $ 449,346 | $ 335,154 |
| EMEA | 33,894 | 36,420 | 50,994 |
| APAC | 6,059 | 2,434 | 2,334 |
| Total | $ 360,523 | $ 488,200 | $ 388,482 |

(1) Revenue is attributed to countries based on the location of the customer.

No single country other than the United States, accounted for 10% or more of the Company's net revenues for the years ended December 31, 2025, 2024 and 2023.

**Property and equipment, net:**

| *(in thousands)* | As of December 31, | | | |
|---|---|---|---|---|
| | **2025** | | **2024** | |
| United States | $ | 14,817 | $ | 15,476 |
| Israel | | 5,926 | | 7,257 |
| France | | 4,656 | | 2,182 |
| Other countries | | 249 | | 247 |
| Total | $ | 25,648 | $ | 25,162 |

**Customer Concentration**

**Net revenue:**

| *(in thousands)* | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2025** | | **2024** | | **2023** | |
| Top 2 customers [2] | $ | 221,787 | $ | 393,234 | $ | 284,178 |
| Rest-of-world | | 138,736 | | 94,966 | | 104,304 |
| Total | $ | 360,523 | $ | 488,200 | $ | 388,482 |

(2) Based on largest subscriber footprint

One customer accounted for 54% of the Company's total net revenues during the years ended December 31, 2025. Two customers accounted for 57% and 24% of the Company's total net revenues during the year ended December 31, 2024, respectively. One customer accounted for 64% of the Company's total net revenues during the years ended December 31, 2023.

## NOTE 14: COMMITMENTS AND CONTINGENCIES

### Bank Guarantees and Standby Letters of Credit

As of December 31, 2025 and 2024, the Company has outstanding bank guarantees and standby letters of credit in aggregate of $3.0 million and $2.9 million, respectively, consisting of building leases and performance bonds issued to customers.

In December 2023, the Company entered into a Credit Agreement, with Citibank, N.A., as administrative agent for the lenders. The Credit Agreement refinanced and replaced the Company's prior credit agreement, dated as of December 19, 2019, as amended, with JPMorgan Chase Bank, N.A., as lender. In July 2024, the Company amended the Credit Agreement to allow the Company and its subsidiaries to request letters of credit denominated in foreign currencies. In December 2024, the Company further amended the Credit Agreement to increase the revolving credit commitments. As of December 31, 2025, there were approximately $3.0 million of letters of credit outstanding under the Credit Agreement, and the Company was in compliance with the covenants under the Credit Agreement. Refer to Note 8, "Debt" for additional information regarding the Credit Agreement.

### Indemnification

The Company is obligated to indemnify its officers and its directors pursuant to its bylaws and contractual indemnity agreements. The Company also indemnifies some of its suppliers and most of its customers for specified intellectual property matters pursuant to certain contractual arrangements, subject to certain limitations. The scope of these indemnities varies, but, in some instances, includes indemnification for damages and expenses (including reasonable attorneys' fees). There have been no amounts accrued in respect of the indemnification provisions through December 31, 2025.

### Purchase Commitments

As of December 31, 2025, the Company had approximately $44.5 million of commitments to purchase goods and services.

**NOTE 15: LEGAL PROCEEDINGS**

From time to time, the Company is involved in lawsuits and is subject to various legal proceedings, claims, threatened litigation, and investigations in the ordinary course of business, including claims of alleged infringement of third-party patents and other intellectual property rights, commercial, employment, and other matters. The Company assesses potential liabilities in connection with each lawsuit and threatened lawsuits and accrues an estimated loss for these loss contingencies if both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of loss can be reasonably estimated. While certain matters to which the Company is a party specify the damages claimed, such claims may not represent reasonably probable losses. Given the inherent uncertainties of litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of possible loss or range of loss, if any, be reasonably estimated.

**NOTE 16: SUBSEQUENT EVENT**

Subsequent to December 31, 2025, and through February 24, 2026, the Company used cash on hand to repay $30.0 million in outstanding loans under the Revolving Facility. As of February 24, 2026, $45.0 million in borrowings remained outstanding, and the Company had $112.0 million available to borrow under the Revolving Facility.

Subsequent to December 31, 2025 and through February 24, 2026, the Company repurchased approximately 2.5 million shares of the Company's common stock for an aggregate amount of $25.9 million pursuant to a 10b5-1 trading plan and open market purchases.

**Item 9.** *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

**Item 9A.** *CONTROLS AND PROCEDURES*

**Evaluation of Disclosure Controls and Procedures**

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's assessment, management concluded that its internal control over financial reporting was effective as of December 31, 2025.

The Company's independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of the Company's internal control over financial reporting, as stated in their report which appears in Part II, Item 8 of this Form 10-K.

**Changes in Internal Control over Financial Reporting**

As a result of the planned disposition of the Video business and its classification as discontinued operations, the Company implemented additional controls over the preparation and review of discontinued operations financial information and related disclosures. These changes were part of our normal financial reporting process enhancements and did not materially affect our internal control over financial reporting.

There were no other changes in our internal control over financial reporting during our fourth quarter of fiscal year 2025, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. OTHER INFORMATION**

None.

**Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

Certain information required by Part III is omitted from this Annual Report on Form 10-K pursuant to Instruction G to Exchange Act Form 10-K, and the Registrant will file its definitive Proxy Statement for its 2026 Annual Meeting of Stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "2026 Proxy Statement"), not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information included in the 2026 Proxy Statement is incorporated herein by reference.

## Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item will be set forth in the 2026 Proxy Statement and is incorporated herein by reference.

Harmonic has adopted a Code of Business Conduct and Ethics (the "Code") that applies to all employees, including Harmonic's Chief Executive Officer, Chief Financial Officer and Corporate Controller. The Code is available on the Company's website at www.harmonicinc.com.

Harmonic intends to satisfy the disclosure requirement under Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website, at the address specified above, and, to the extent required by the listing standards of the Nasdaq Global Select Market, by filing a Current Report on Form 8-K with the Securities and Exchange Commission disclosing such information.

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities that applies to all personnel of Harmonic and our subsidiaries, including directors, officers, and employees and, to certain other covered persons, as well as to Harmonic itself. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

## Item 11. *EXECUTIVE COMPENSATION*

The information required by this item will be set forth in the 2026 Proxy Statement and is incorporated herein by reference.

## Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information related to security ownership of certain beneficial owners and security ownership of management and related stockholder matters will be set forth in the 2026 Proxy Statement and is incorporated herein by reference.

## Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item will be set forth in the 2026 Proxy Statement and is incorporated herein by reference.

## Item 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by this item will be set forth in the 2026 Proxy Statement and is incorporated herein by reference.

**Item 15.** *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

1. *Financial Statements.* See Index to Consolidated Financial Statements in Item 8 on page of this Annual Report on Form 10-K.

2. *Financial Statement Schedules.* Financial statement schedules have been omitted because the information is not required to be set forth herein, is not applicable or is included in the financial statements or the notes thereto.

3. *Exhibits.* The documents listed in the Exhibit Index of this Annual Report on Form 10-K are filed herewith or are incorporated by reference in this Annual Report on Form 10-K, in each case as indicated therein.

| Exhibit Number | Description |
| --- | --- |
| 3.1 (i) | Certificate of Incorporation of Harmonic Inc., as amended |
| 3.2 (ii) | Amended and Restated Bylaws of Harmonic Inc. |
| 4.1 (iii) | Form of Common Stock Certificate |
| 4.2 (iv) | Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Harmonic Inc. |
| 4.3 (v) | Description of Common Stock |
| 10.1 | Form of Indemnification Agreement |
| 10.2 (vi)* | 1995 Stock Plan, as amended and restated on June 11, 2024 |
| 10.3 (vii)* | 2002 Director Stock Plan, as amended and restated on June 8, 2021 |
| 10.4 (viii)* | 2002 Employee Stock Purchase Plan, as amended and restated on June 12, 2025 |
| 10.5 (ix) | 2025 Equity Incentive Plan |
| 10.6 (x)* | Amended and Restated Change of Control Severance Agreement, dated as of February 3, 2026, between Harmonic Inc. and Timothy Chu. |
| 10.7 (xi)* | Offer Letter, dated as of May 10, 2023, between Harmonic Inc. and Walter Jankovic |
| 10.8 (xii)* | Amended and Restated Change of Control Severance Agreement, dated as of February 3, 2026, between Harmonic Inc. and Walter Jankovic. |
| 10.9 (xiii)* | Amended and Restated Change of Control Severance Agreement, dated as of November 30, 2023, between Harmonic Inc. and Neven Haltmayer |
| 10.10 (xiv) | Professional Service Agreement between Harmonic Inc. and Plexus Services Corp., dated September 22, 2003 |
| 10.11 (xv) | Amendment, dated January 6, 2006, to the Professional Services Agreement for Manufacturing between Harmonic Inc. and Plexus Services Corp., dated September 22, 2003 |
| 10.12 (xvi) | Addendum 1, dated November 26, 2007, to the Professional Services Agreement between Harmonic Inc. and Plexus Services Corp., dated September 22, 2003 |
| 10.13 (xvii) | Master Receivables Purchase Agreement dated as of September 29, 2023, by and between Harmonic Inc. and JPMorgan Chase Bank, N.A. |
| 10.14 (xviii) | Credit Agreement, dated as of December 21, 2023, by and among Harmonic Inc., the lenders party thereto and Citibank, N.A., as administrative agent, swingline lender and L/C issuer |
| 10.15 (xix) | Third Amendment to Credit Agreement, dated as of December 23, 2024, by and among Harmonic Inc., the subsidiary guarantor party thereto, the lenders party thereto and Citibank, N.A. |
| 10.16 (xx)* | CEO Appointment Letter between Harmonic Video Networks Ltd. and Nimrod Ben-Natan, signed April 29, 2024. |
| 10.17 (xxi)* | Amended and Restated Change of Control Severance Agreement, dated as of February 3, 2026, between Harmonic Inc. and Nimrod Ben-Natan. |
| 10.18 (xxii) | Put Option Agreement, dated December 8, 2025, between Harmonic Inc. and Leone Media Inc.* |
| 19.1 (xxiii) | Insider Trading Policy |
| 21.1 | Subsidiaries of Harmonic Inc. |

| | |
|---|---|
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 31.1 | Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97.1 (xxiv) | Compensation Recovery Policy dated October 30, 2023 |
| 101 | The following materials from Registrant's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline Extensible Business Reporting Language (XBRL) includes: Consolidated Balance Sheets at December 31, 2025 and December 31, 2024; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2025, December 31, 2024 and December 31, 2023; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, December 31, 2024 and December 31, 2023; (iv) Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2025, December 31, 2024 and December 31, 2023; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, December 31, 2024 and December 31, 2023; and (vi) Notes to Consolidated Financial Statements. |
| 104 | Cover Page Interactive Data File (embedded within the inline XBRL document and included in Exhibit 101) |

\* Indicates a management contract or compensatory plan or arrangement relating to executive officers or directors of the Company.

† Registrant has omitted portions of this exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a grant of confidential treatment under Rule 406 promulgated under the Securities Act.

(i)      Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

(ii)     Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the three months ended September 29, 2023.

(iii)    Previously filed as an exhibit to the Company's Registration Statement on Form S-1 No. 33-90752.

(iv)     Previously filed as an exhibit to the Company's Current Report on Form 8-K dated July 25, 2002.

(v)      Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

(vi)     Previously filed as an exhibit to the Company's Registration Statement on Form S-8, dated November 1, 2024.

(vii)    Previously filed as an exhibit to the Company's Registration Statement on Form S-8, dated August 20, 2021.

(viii)   Previously filed as an exhibit to the Company's Registration Statement on Form S-8, dated June 12, 2025.

(ix)     Previously filed as an exhibit to the Company's Registration Statement on Form S-8, dated June 12, 2025.

(x)      Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on February 9, 2026.

(xi)     Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on May 22, 2023.

(xii)    Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on February 9, 2026.

(xiii)   Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on December 6, 2023.

(xiv)    Previously filed as an exhibit to the Company's Current Annual Report on Form 10-K for the year ended December 31, 2008.

(xv)     Previously filed as an exhibit to the Company's Current Annual Report on Form 10-K for the year ended December 31, 2008.

(xvi)    Previously filed as an exhibit to the Company's Current Annual Report on Form 10-K for the year ended December 31, 2008.

(xvii)   Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on October 4, 2023.

(xviii)   Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on December 21, 2023.

(xix)   Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on December 26, 2024.

(xx)   Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on April 29, 2024.

(xxi)   Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on February 9, 2026.

(xxii)   Previously filed as an exhibit to the Company's Current Report on Form 8-K filed on December 9, 2025.

(xxiii)   Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

(xxiv)   Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

**Item 16.** *FORM 10-K SUMMARY*

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant, Harmonic Inc., a Delaware corporation, has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on February 24, 2026.

**HARMONIC INC.**

By:    /s/ NIMROD BEN-NATAN
       Nimrod Ben-Natan
       President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
| --- | --- | --- |
| /s/ NIMROD BEN-NATAN<br>(Nimrod Ben-Natan) | President & Chief Executive Officer (Principal Executive Officer) | February 24, 2026 |
| /s/ WALTER JANKOVIC<br>(Walter Jankovic) | Chief Financial Officer (Principal Financial and Accounting Officer) | February 24, 2026 |
| /s/ PATRICK GALLAGHER<br>(Patrick Gallagher) | Chairperson | February 24, 2026 |
| /s/ DAN WHALEN<br>(Dan Whalen) | Director | February 24, 2026 |
| /s/ DAVID KRALL<br>(David Krall) | Director | February 24, 2026 |
| /s/ DEBORAH L. CLIFFORD<br>(Deborah L. Clifford) | Director | February 24, 2026 |
| /s/ DANA CRANDALL<br>(Dana Crandall) | Director | February 24, 2026 |
| /s/ NEEL DEV<br>(Neel Dev) | Director | February 24, 2026 |
| /s/ STEPHANIE COPELAND<br>(Stephanie Copeland) | Director | February 24, 2026 |

# HARMONIC INC.

## INDEMNIFICATION AGREEMENT

This Indemnification Agreement **("Agreement")** is entered into as of the ___ day of _____, _____ by and between Harmonic Inc. a Delaware corporation (the "**Company**") and _____ ("**Indemnitee**").

<u>RECITALS</u>

A. The Company and Indemnitee recognize the continued difficulty in obtaining liability insurance for its directors, officers, employees, agents and fiduciaries, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance.

B. The Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks at the same time as the availability and coverage of liability insurance has been severely limited.

C. Indemnitee does not regard the current protection available as adequate under the present circumstances, and Indemnitee and other directors, officers, employees, agents and fiduciaries of the Company may not be willing to continue to serve in such capacities without additional protection.

D. The Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, to serve the Company and, in part, in order to induce Indemnitee to continue to provide services to the Company, wishes to provide for the indemnification and advancing of expenses to Indemnitee to the maximum extent permitted by law.

E. In view of the considerations set forth above, the Company desires that Indemnitee be indemnified by the Company as set forth herein.

NOW, THEREFORE, the Company and Indemnitee hereby agree as follows:

1. <u>Indemnification.</u>

   (a) <u>Indemnification of Expenses.</u>   The Company shall indemnify Indemnitee to the fullest extent permitted by law if Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that Indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other (hereinafter a "**Claim**") by reason of (or arising in part out of) any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company, or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity (hereinafter an "**Indemnifiable Event**") against any and all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any such action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of such Claim and any federal, state, local or foreign taxes imposed on Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement (collectively, hereinafter "**Expenses**"), including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses. Such payment of Expenses shall be made by the Company as soon as practicable but in any event no later than five days after written demand by Indemnitee therefor is presented to the Company.

(b) <u>Reviewing Party.</u>  Notwithstanding the foregoing, (i) the obligations of the Company under Section 1(a) shall be subject to the condition that the Reviewing Party (as described in Section 10(e) hereof) shall not have determined (in a written opinion, in any case in which the Independent Legal Counsel referred to in Section 1(c) hereof is involved) that Indemnitee would not be permitted to be indemnified under applicable law, and (ii) the obligation of the Company to make an advance payment of Expenses to Indemnitee pursuant to Section 2(a) (an "**Expense Advance**") shall be subject to the condition that, if, when and to the extent that the Reviewing Party determines that Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed).  Indemnitees' obligation to reimburse the Company for any Expense Advance shall be unsecured and no interest shall be charged thereon.  If there has not been a Change in Control (as defined in Section 10(c) hereof), the Reviewing Party shall be selected by the Board of Directors, and if there has been such a Change in Control (other than a Change in Control which has been approved by a majority of the Company's Board of Directors who were directors immediately prior to such Change in Control), the Reviewing Party shall be the Independent Legal Counsel referred to in Section 1(c) hereof.  If there has been no determination by the Reviewing Party or if the Reviewing Party determines that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall have the right to commence litigation seeking an initial determination by the court or challenging any such determination by the Reviewing Party or any aspect thereof, including the legal or factual bases therefor, and the Company hereby consents to service of process and to appear in any such proceeding.  Any determination by the Reviewing Party otherwise shall be conclusive and binding on the Company and Indemnitee.

(c) <u>Change in Control</u>.  The Company agrees that if there is a Change in Control of the Company (other than a Change in Control which has been approved by a majority of the Company's Board of Directors who were directors immediately prior to such Change in Control) then, with respect to all matters thereafter arising concerning the rights of Indemnitees to payments of Expenses and Expense Advances under this Agreement or any other agreement or under the Company's Certificate of Incorporation or Bylaws as now or hereafter in effect, Independent Legal Counsel (as defined in Section 10(d) hereof) shall be selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld).  Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to fully indemnify such counsel against any and all expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

(d) <u>Mandatory Payment of Expenses</u>.  Notwithstanding any other provision of this Agreement other than Section 9 hereof, to the extent that Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit, proceeding, inquiry or investigation referred to in Section (1)(a) hereof or in the defense of any claim, issue or matter therein, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee in connection therewith.

2. Expenses; Indemnification Procedure.

(a) Advancement of Expenses.  The Company shall advance all Expenses incurred by Indemnitee.  The advances to be made hereunder shall be paid by the Company to Indemnitee as soon as practicable but in any event no later than five days after written demand by Indemnitee therefor to the Company.

(b) Notice/Cooperation by Indemnitee.  Indemnitee shall, as a condition precedent to Indemnitees' right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which indemnification will or could be sought under this Agreement.  Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee).  In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitees' power.

(c) No Presumptions; Burden of Proof.    For purposes of this Agreement, the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.  In addition, neither the failure of the Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by the Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under applicable law, shall be a defense to Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief.  In connection with any determination by the Reviewing Party or otherwise as to whether Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on the Company to establish that Indemnitee is not so entitled.

(d) Notice to Insurers.  If, at the time of the receipt by the Company of a notice of a Claim pursuant to Section 2(b) hereof, the Company has liability insurance in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies.  The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies.

(e) Selection of Counsel.  In the event the Company shall be obligated hereunder to pay the Expenses of any Claim, the Company shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee, which approval shall not be unreasonably withheld, upon the delivery to Indemnitee of written notice of its election so to do.  After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Claim; provided that, (i) Indemnitee shall have the right to employ Indemnitees' counsel in any such Claim at Indemnitee expense and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that there is a conflict of interest between the Company and Indemnitee in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and expenses of Indemnitee counsel shall be at the expense of the Company.  The Company shall have the right to conduct such defense as it sees fit in its sole discretion, including the right to settle any claim against Indemnitee without the consent of the Indemnitee.

3. Additional Indemnification Rights; Nonexclusivity.

(a) Scope.  The Company hereby agrees to indemnify Indemnitee to the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement, the Company's Certificate of Incorporation, the Company's Bylaws or by statute.  In the event of any change after the date of this Agreement in any applicable law, statute or rule which expands the right of a Delaware corporation to indemnify a member of its Board of Directors or an officer, employee, agent or fiduciary, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change.  In the event of any change in any applicable law, statute or rule which narrows the right of a Delaware corporation to indemnify a member of its Board of Directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 8(a) hereof.

(b) Nonexclusivity.   The indemnification provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company's Certificate of Incorporation, its Bylaws, any agreement, any vote of stockholders or disinterested directors, the General Corporation Law of the State of Delaware, or otherwise.   The indemnification provided under this Agreement shall continue as to Indemnitee for any action Indemnitee took or did not take while serving in an indemnified capacity even though Indemnitee may have ceased to serve in such capacity.

4. No Duplication of Payments.  The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, Certificate of Incorporation, Bylaw or otherwise) of the amounts otherwise indemnifiable hereunder.

5. Partial Indemnification.  If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee are entitled.

6. Mutual Acknowledgement.   Both the Company and Indemnitee acknowledge that in certain instances, Federal law or applicable public policy may prohibit the Company from indemnifying its directors, officers, employees, agents or fiduciaries under this Agreement or otherwise.  Indemnitee understands and acknowledges that the Company has undertaken or may be required in the future to undertake with the Securities and Exchange Commission to submit the question of indemnification to a court in certain circumstances for a determination of the Company's right under public policy to indemnify Indemnitee.

7. Liability Insurance.  To the extent the Company maintains liability insurance applicable to directors, officers, employees, agents or fiduciaries, Indemnitee shall be covered by such policies in such a manner as to provide Indemnitee the same rights and benefits as are accorded to the most favorably insured of the Company's directors, if Indemnitee is a director; or of the Company's officers, if Indemnitee is not a director of the Company but is an officer; or of the Company's key employees, agents or fiduciaries, if Indemnitee is not an officer or director but is a key employee, agent or fiduciary.

8. Exceptions.  Any other provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement:

(a) Excluded Action or Omissions.  To indemnify Indemnitee for Indemnitee's acts, omissions or transactions from which Indemnitee or the Indemnitee may not be relieved of liability under applicable law;

(b) Claims Initiated by Indemnitee.  To indemnify or advance expenses to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, except (i) with respect to actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement or insurance policy or under the Company's Certificate of Incorporation or Bylaws now or hereafter in effect relating to Claims for Indemnifiable Events, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such Claim, or (iii) as otherwise required under Section 145 of the Delaware General Corporation Law, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance expense payment or insurance recovery, as the case may be;

(c) Lack of Good Faith.   To indemnify Indemnitee for any expenses incurred by Indemnitee with respect to any proceeding instituted by Indemnitee to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by Indemnitee in such proceeding was not made in good faith or was frivolous; or

(d) Claims Under Section 16(b).   To indemnify Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute.

9. Period of Limitations.  No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against Indemnitee, Indemnitee's estate, spouse, heirs, executors or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, and any claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two-year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action, such shorter period shall govern.

10. Construction of Certain Phrases.

(a) For purposes of this Agreement, references to the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, agents or fiduciaries, so that if Indemnitee is or was a director, officer, employee, agent or fiduciary of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(b) For purposes of this Agreement, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee, agent or fiduciary of the Company which imposes duties on, or involves services by, such director, officer, employee, agent or fiduciary with respect to an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement.

(c) For purposes of this Agreement a "Change in Control" shall be deemed to have occurred if (i) any "Person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, (A) who is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 10% or more of the combined voting power of the Company's then outstanding Voting Securities, increases his beneficial ownership of such securities by 5% or more over the percentage so owned by such person, or (B) becomes the "beneficial owner" (as defined in Rule l3d-3 under said Act), directly or indirectly, of securities of the Company representing more than 20% of the total voting power represented by the Company's then outstanding Voting Securities, (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 80% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of transactions) all or substantially all of the Company's assets.

(d) For purposes of this Agreement, "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provisions of Section 1(c) hereof, who shall not have otherwise performed services for the Company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

(e) For purposes of this Agreement, a "Reviewing Party" shall mean any appropriate person or body consisting of a member or members of the Company's Board of Directors or any other person or body appointed by the Board of Directors who is not a party to the particular Claim for which Indemnitee are seeking indemnification, or Independent Legal Counsel.

(f) For purposes of this Agreement, "Voting Securities" shall mean any securities of the Company that vote generally in the election of directors.

11. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

12. Binding Effect; Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs, and personal and legal representatives.   The Company shall require and  cause any successor  (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.   This Agreement shall continue in effect with

respect to Claims relating to Indemnifiable Events regardless of whether Indemnitee continues to serve as a director, officer, employee, agent or fiduciary of the Company or of any other enterprise at the Company's request.

13. Attorneys' Fees.   In the event that any action is instituted by Indemnitee under  this Agreement or under any liability insurance policies maintained by the Company to  enforce  or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be paid  all Expenses incurred by Indemnitee with respect to such action, regardless of whether Indemnitee is ultimately successful in such action, and shall be entitled to the advancement of Expenses with respect to such action, unless, as a part of such action, a court of competent jurisdiction over such action determines that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous.  In the event of an action instituted by or in the name of the Company under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee in defense of such action (including costs and expenses incurred with respect to Indemnitee counterclaims  and cross-claims made in such action), and shall be entitled to the advancement of Expenses with respect to such action, unless, as a part of such action, a court having jurisdiction over such action determines that each of Indemnitee material defenses to such action was made in bad faith or was frivolous.

14. Notice.  All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, or (d) one day after the business day of delivery by facsimile transmission, if delivered by facsimile transmission, with copy by first class mail, postage prepaid, and shall be addressed if to Indemnitee, at the Indemnitee address as set forth beneath Indemnitee signatures to this Agreement and if to the Company at the address of its principal corporate offices (attention: Secretary) or at such other address as such party may designate by ten days' advance written notice to the other party hereto.

15. Consent to Jurisdiction.  The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Delaware for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the Court of Chancery of the State of Delaware in and for New Castle County, which shall be the exclusive and only proper forum for adjudicating such a claim.

16. Severability.  The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.  Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

17. Choice of Law.  This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of the State of Delaware, as applied to contracts between Delaware residents, entered into and to be performed entirely within the State of Delaware, without regard to the conflict of laws principles thereof.

18. <u>Subrogation</u>.   In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

19. <u>Amendment and Termination</u>.  No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto.   No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

20. <u>Integration and Entire Agreement</u>.   This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

21. <u>No Construction as Employment Agreement</u>.  Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ of the Company or any of its subsidiaries.

*[Signature page follows]*

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Harmonic Inc.
a Delaware Corporation


By: _____

Title:_____

Address:


AGREED TO AND ACCEPTED BY:


_____
[Name]
[Title]

**Exhibit 21.1**

**HARMONIC INC. AND SUBSIDIARIES**
**SUBSIDIARIES OF THE REGISTRANT**

The following table lists the direct and indirect subsidiaries of Harmonic Inc. as of December 31, 2025:

| Name | State or Other Jurisdiction of Incorporation or Organization |
| --- | --- |
| Harmonic Delaware, L.L.C. | U.S.A. |
| Harmonic Germany GmbH | Germany |
| Harmonic Japan GK | Japan |
| Harmonic India Private Limited | India |
| Harmonic International GmbH | Switzerland |
| Harmonic International Inc | U.S.A. |
| Harmonic Lightwaves (Israel) Ltd | Israel |
| Harmonic Singapore P.T.E. Ltd. | Singapore |
| Harmonic Spain SL | Spain |
| Harmonic Technologies (HK) Limited | Hong Kong |
| Harmonic (UK) Limited | United Kingdom |
| Harmonic Video Networks Ltd. | Israel |
| Horizon Acquisition Ltd | Israel |
| Harmonic Brazil LTDA | Brazil |
| Harmonic S.R.I. | Argentina |
| Harmonic Mexico International | Mexico |
| Harmonic Video Networks Malaysia Sdn Bhd | Malaysia |
| Harmonic International Australia Pty Ltd | Australia |
| Harmonic Italia Srl | Italy |
| Financiere Kepler SAS | France |
| Harmonic France SAS | France |
| Thomson Video Networks India Private Ltd | India |
| Harmonic Technologies (Canada) | Canada |

Exhibit 23.1

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the following Registration Statements (Form S-8 Nos. 333-38025, 333-65051, 333-86649, 333-84720, 333-91464, 333-116467, 333-136425, 333-154715, 333-159877, 333-167197, 333-176211, 333-182931, 333-192089, 333-200032, 333-207866, 333-212242, 333-218902, 333-225874, 333-232431, 333-244390, 333-258980, 333-267002, 333-275317, 333-282948, and 333-287984) of Harmonic Inc. of our reports dated February 24, 2026, with respect to the consolidated financial statements of Harmonic Inc. and the effectiveness of internal control over financial reporting of Harmonic Inc. included in this Annual Report (Form 10-K) of Harmonic Inc. for the year ended December 31, 2025.

/s/ Ernst & Young LLP

San Jose, California
February 24, 2026

Exhibit 31.1

Harmonic Inc.
Certification of Principle Executive Officer
Pursuant to Section 302 of
The Sarbanes-Oxley Act of 2002

I, Nimrod Ben-Natan, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Harmonic Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant, and have:

   a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2026                                    By:   /s/ Nimrod Ben-Natan
                                                                 Nimrod Ben-Natan
                                                                 President and Chief Executive Officer
                                                                 (Principal Executive Officer)

Exhibit 31.2

Harmonic Inc.
Certification of Principal Financial Officer
Pursuant to Section 302 of
The Sarbanes-Oxley Act of 2002

I, Walter Jankovic, certify that:

1. I have reviewed this Annual Report on Form 10-K of Harmonic Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant, and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2026

By:   /s/ Walter Jankovic
      Walter Jankovic
      Chief Financial Officer

Exhibit 32.1

Harmonic Inc.
Certification of Principal Executive Officer
Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

I, Nimrod Ben-Natan, President and Chief Executive Officer of Harmonic Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the annual report of the Company on Form 10-K for the fiscal year ended December 31, 2025, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Harmonic Inc.

Date: February 24, 2026

/s/ Nimrod Ben-Natan
Nimrod Ben-Natan
President and Chief Executive Officer

**Exhibit 32.2**

Harmonic Inc.
Certification of Principal Executive Officer
Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

      I, Walter Jankovic, Chief Financial Officer of Harmonic Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the annual report of the Company on Form 10-K for the fiscal year ended December 31, 2025, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Harmonic Inc.

Date: February 24, 2026

/s/ Walter Jankovic
_____

Walter Jankovic
Chief Financial Officer

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